Annual Report **2008**


MAKO
RIO

Restoring Quality of Life Through Innovation®

MAKO
SURGICAL CORP®

We are a medical device company that markets both our robotic arm interactive orthopedic surgical platform and our proprietary RESTORIS® family of implants for minimally invasive orthopedic knee procedures. Our FDA-cleared RIO™ Robotic Arm Interactive Orthopedic System allows surgeons to perform a precise, consistently reproducible tissue-sparing, bone resurfacing procedure called MAKOplasty® that addresses a large, yet underserved patient-specific population suffering from early to mid-stage osteoarthritic knee disease.

Our stock is traded on The NASDAQ Global Market under the ticker symbol "MAKO".

Dear MAKO Stakeholder,


MAKO
RIO

MAKO Surgical Corp. had an eventful year in 2008 despite the unprecedented global financial and economic crisis and its impact on our industry, our company, and our investors. We completed our initial public offering and our common stock began trading on The NASDAQ Global Market in February 2008. In October 2008, we secured additional financing through a private equity offering. During 2008, we commercially installed twelve Tactile Guidance System™, or TGS™, units, all of which achieved customer acceptance. We continued to make significant strides in the development of our TGS and our implant systems, which culminated in our receipt in the fourth quarter of 2008 of 510(k) marketing clearance from the Food and Drug Administration for our RIO™ Robotic Arm Interactive Orthopedic system, which is version 2.0 of our TGS™, and our MAKO-branded RESTORIS® MCK multicompartmental knee implant system. The RIO™ is an important expansion of our first generation platform, enabling and expanding the application of knee MAKOplasty® to multicompartmental resurfacing procedures. During 2008, 601 MAKOplasty® procedures were performed and, as of March 2, 2009, 959 MAKOplasty® procedures had been performed since the procedure's introduction in June 2006.

Also, during 2008, we continued to build our intellectual property portfolio, which, as of December 31, 2008, consisted of more than 250 licensed or owned patents and patent applications relating to the areas of robotics, haptics, computer-assisted surgery, and implants. We expanded the number of our employees by almost 60% from 121 employees at the end of 2007 to 193 as of March 2, 2009. We continued our commitment to product research and development, spending $12.5 million in fiscal year 2008, as compared to $8.3 million in fiscal year 2007, and $5.2 million in fiscal year 2006.

While our rapid expansion has enabled us to demonstrate the value proposition inherent in our MAKOplasty® solution, it has also presented us with certain obstacles to overcome. To secure additional funding for our operations, in February 2008, despite challenging market conditions, we completed our initial public offering of common stock, selling 5.1 million newly issued shares for gross proceeds to the company of $51 million. In October 2008, we closed an equity financing of up to approximately $60.2 million, with initial gross proceeds of approximately $40.2 million and conditional access to an additional $20 million, through the sale of our common stock and warrants to purchase our common stock. To make room for the growth of our business and our growing number of employees, in April 2008, we secured additional office and warehouse space of approximately 16,000 square feet adjacent to our existing 20,000 square foot facility at our headquarters in Fort Lauderdale, Florida.

To maintain and enhance our commitment to our customers and their patients, we have managed, and will continue to manage, our company through specific financial and operating goals adopted by our directors. Our success to date is the result of the dedication and hard work of an extraordinary team of highly talented, motivated and principled individuals that comprise Team MAKO. We intend that our employee incentive programs will continue to align the interests of our employees with the long-term interests of our stockholders.

Despite the ongoing challenges presented by the current state of the world's economy, we are focused on producing successful business results for 2009, including the anticipated commercial launch of our RIO™ system and the RESTORIS® MCK multicompartmental knee implant system. We believe we will continue to drive the commercialization of knee MAKOplasty® through the establishment of new commercial sites and an increase in the volume of knee MAKOplasty® procedures. We thank you for your continued support of our efforts and remain dedicated to our goal of ***restoring quality of life through innovation®***.

Sincerely,

MAURICE R. FERRÉ, M.D.
President & CEO
MAKO Surgical Corp.

MAKO
SURGICAL CORP.®
2555 Davie Road
Ft. Lauderdale, Florida 33317

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE	Thursday, June 11, 2009
TIME	10:00 a.m., Eastern Time
PLACE	2555 Davie Road Fort Lauderdale, Florida 33317
ITEMS OF BUSINESS	1. To elect three Class II directors, each to serve until the 2012 annual meeting of stockholders and until his successor is duly elected and qualified; 2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2009; and 3. To consider and act upon any other business properly brought before the annual meeting or at any adjournment or postponement of the annual meeting.
RECOMMENDATIONS OF THE BOARD	Our board of directors recommends a vote FOR the director nominees set forth in proposal 1 and FOR proposal 2 in the attached proxy statement.
RECORD DATE	You are entitled to vote at the 2009 annual meeting of stockholders, and at any adjournment or postponement of the meeting, if you were a stockholder at the close of business on Thursday, April 16, 2009.
ADMISSION	Admission to the annual meeting will be limited to stockholders and our invited guests. If you are a stockholder of record, you may be asked to present proof of identification for admission to the annual meeting. If your shares are held in the name of a broker, bank or other nominee, you may be asked to present proof of identification and a statement from your broker, bank or other nominee, reflecting your beneficial ownership of MAKO Surgical Corp. common stock as of April 16, 2009, as well as a proxy from the record holder to you, for admission to the annual meeting. Please be prepared to provide this documentation if requested.
VOTING BY PROXY	Please submit a proxy as soon as possible so that your shares can be voted at the annual meeting in accordance with your instructions. For specific instructions regarding voting, please refer to the *Questions and Answers* beginning on page 1 of the proxy statement and the instructions on your proxy card.
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS MEETING TO BE HELD ON JUNE 11, 2009	**This notice of meeting, the proxy statement, the proxy card and our 2008 annual report to stockholders are available at *www.proxyvote.com.***

By Order of the Board of Directors,
MAKO Surgical Corp.

MENASHE R. FRANK
Secretary

Fort Lauderdale, Florida
April 30, 2009

This Notice of Annual Meeting of Stockholders, attached proxy statement and accompanying proxy card are being distributed on or about April 30, 2009.

PROXY STATEMENT
TABLE OF CONTENTS

PROXY STATEMENT
FOR
2009 ANNUAL MEETING OF STOCKHOLDERS
To Be Held June 11, 2009

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: Why am I receiving these materials?

A: The enclosed proxy statement is being solicited on behalf of the board of directors of MAKO Surgical Corp. ("MAKO," "we," "us" or "our company"), a Delaware corporation, and is for use at our 2009 annual meeting of stockholders. The annual meeting will take place at 10:00 a.m., Eastern Time, on June 11, 2009 at our headquarters, 2555 Davie Road, Fort Lauderdale, Florida 33317. You are invited to attend the annual meeting and requested to vote on the proposals described in this proxy statement.

Q: Are proxy materials available on the Internet?

A: Yes. Your proxy card contains a control number that provides you with access to *www.proxyvote.com,* where you may view this proxy statement and our 2008 annual report and vote online.

Q: Who can vote at the annual meeting?

A: Stockholders of record who owned shares of MAKO common stock on April 16, 2009 may vote at the annual meeting. As of April 16, 2009, there were 25,031,152 shares of MAKO common stock outstanding, each entitled to one vote.

Q: What is the proxy card?

A: The proxy card enables you to appoint Menashe R. Frank and Fritz L. LaPorte as your representatives at the annual meeting. By completing and returning the proxy card, you are authorizing Messrs. Frank and LaPorte, as your proxies, to vote your shares at the meeting as you have instructed them on the proxy card. This way, you can vote your shares whether or not you attend the meeting.

Q: What am I voting on?

A: We are asking you to vote on the following items:

- The election of three Class II directors to serve until the 2012 annual meeting of stockholders and until their successors are duly elected and qualified;
- The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2009; and
- Any other business properly brought before the annual meeting or at any adjournment or postponement of the annual meeting.

Q: How do I vote?

A: BY MAIL: Please complete and sign your proxy card and mail it in the enclosed pre-addressed envelope. If you mark your voting instructions on the proxy card, your shares will be voted as you instruct. If an additional proposal that is not on the proxy card is properly presented for a vote at the annual meeting, your shares will be voted in the best judgment of Messrs. Frank and LaPorte. If you submit your proxy card but do not mark your voting instructions on the proxy card, your shares will be voted as follows:

- FOR the named nominees as directors;
- FOR ratification of Ernst & Young LLP as our independent registered public accounting firm for 2009; and

- According to the best judgment of Messrs. Frank and LaPorte if a proposal that is not on the proxy card comes up for a vote at the meeting.

BY TELEPHONE: Please follow the "Vote by Phone" instructions that accompanied your proxy card. If you vote by telephone, you do not have to mail in your proxy card.

BY INTERNET: Please follow the "Vote by Internet" instructions that accompanied your proxy card. If you vote by Internet, you do not have to mail in your proxy card.

IN PERSON: We will pass out a written ballot to anyone who wants to vote in person at the annual meeting. However, if you hold your shares in street name, you must request a proxy card from your broker in order to vote at the meeting. Holding shares in "street name" means that you hold them through a brokerage firm, bank or other nominee, and, therefore, the shares are not held in your individual name in the records maintained by our transfer agent, BNY Mellon Shareowner Services.

Q: What does it mean if I receive more than one proxy card?

A: It means that you hold your shares in multiple accounts at the transfer agent or with brokers or other custodians of your shares. Please complete and return all the proxy cards you receive to ensure that all your shares are voted.

Q: Can I change my vote?

A: You may revoke your proxy and change your vote by:

- Signing another proxy card with a later date and returning it before the polls close at the annual meeting;
- Voting on a later date over the Internet or by telephone (only your latest Internet or telephone proxy submitted by the deadlines printed on your proxy card and prior to the annual meeting will be counted); or
- Voting in person at the annual meeting.

Your presence at the annual meeting will not in itself revoke your proxy.

Q: How many shares must be present to hold the annual meeting?

A: To hold the annual meeting and conduct business, a majority of the company's outstanding shares as of April 16, 2009, or 12,515,577 shares, must be present in person or by proxy at the meeting. This is called a quorum. Shares are counted as present at the meeting if the stockholder either:

- Is present and votes in person at the meeting; or
- Has properly submitted a proxy or voted by telephone or over the Internet.

Both abstentions and broker non-votes are counted as present for the purposes of determining the presence of a quorum. Broker non-votes occur when shares held by a stockholder in street name are not voted with respect to a proposal because the broker has not received voting instructions from the stockholder and the broker lacks discretionary voting power to vote the shares.

Q: How many votes must nominees for director receive to be elected?

A: Each of the three director nominees will be elected to our board of directors by a plurality of the votes cast. This means that the three nominees receiving the highest number of votes FOR election will be elected (assuming a quorum is present).

Q: How many votes must the ratification of the appointment of Ernst & Young LLP as the company's independent registered public accounting firm for 2009 receive to be approved?

A: The ratification of Ernst & Young LLP as our independent registered public accounting firm for 2009 will be approved if a majority of the shares present at the meeting in person or by proxy vote FOR approval (assuming a quorum is present).

Q: ***How are votes counted?***

A: You may vote either FOR each director nominee or WITHHOLD your vote from any one or more of the nominees.

You may vote FOR or AGAINST or ABSTAIN from voting on the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2009. If you abstain from voting on this proposal, it will have the same effect as a vote AGAINST the proposal. Broker non-votes, although counted toward the quorum, will not count as votes cast with respect to the matter as to which the broker has expressly not voted.

Voting results will be tabulated and certified by a representative of Broadridge Financial Solutions, Inc., who was appointed by our board of directors to act as the Inspector of Election for the annual meeting.

Q: ***Where can I find the voting results of the annual meeting?***

A: The preliminary voting results will be announced at the annual meeting. The final voting results will be tallied by the Inspector of Election and published in our quarterly report on Form 10-Q for the fiscal quarter ending June 30, 2009, which we expect to file with the Securities and Exchange Commission, or SEC, by August 14, 2009.

Q: ***Who will bear the cost of soliciting votes for the meeting?***

A: We are paying for the distribution and solicitation of the proxies. As a part of this process, we reimburse brokers, nominees, fiduciaries and other custodians for reasonable and customary fees and expenses in forwarding proxy materials to our stockholders. We do not intend to engage a proxy solicitation firm. Our employees may solicit proxies through mail, telephone, the Internet or other means, but they do not receive additional compensation for providing those services.

Q: ***When are stockholder proposals due for next year's annual meeting?***

A: Any stockholder who meets the requirements of the proxy rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, may submit to our board of directors proposals to be considered for submission to the stockholders at, and included in the proxy materials for, our 2010 annual meeting of stockholders. In order to be considered for inclusion in the proxy materials to be disseminated by our board of directors, your proposal must comply with the requirements of Rule 14a-8 under the Exchange Act and be received at MAKO Surgical Corp., 2555 Davie Road, Fort Lauderdale, Florida 33317 no later than December 31, 2009.

In addition, our bylaws also provide for separate procedures a stockholder must follow to recommend a person for nomination as a director or to propose business to be considered by stockholders at a meeting outside the processes of Rule 14a-8. To be considered timely under these bylaw provisions, the stockholder's notice must be received by our corporate secretary at our principal executive offices at the address set forth above no later than December 31, 2009. Our bylaws specify requirements as to the form and content of a stockholder's notice. If we do not receive the notice on a timely basis or if the notice does not otherwise comply with our bylaws, we will not be required to present the proposal at the 2010 annual meeting.

We were not notified by any stockholder of the intention to present a stockholder proposal from the floor at this year's annual meeting. The enclosed proxy card grants Messrs. Frank and LaPorte discretionary authority to vote the proxies held by them on any matter properly brought before the annual meeting.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 16, 2009 by: (i) each director and nominee; (ii) each of the executive officers named in the 2008, 2007, and 2006 Summary Compensation Table set forth below under "Execution Compensation", referred to as a named executive officer; (iii) all of the directors, nominees, and executive officers as a group; and (iv) each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock. Unless otherwise indicated, the persons or entities identified in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Information with respect to beneficial ownership has been furnished by each director, executive officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days after April 16, 2009, which is June 15, 2009. These shares are deemed to be outstanding and beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted below, the address for each person or entity listed in the table is c/o MAKO Surgical Corp., 2555 Davie Road, Fort Lauderdale, FL 33317.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
Current Directors		
S. Morry Blumenfeld, Ph.D.(1)	1,024,989	4.09%
Gerald A. Brunk(2)	1,889,661	7.55%
Marcelo G. Chao(3)	1,888,666	7.55%
Christopher C. Dewey(4)	883,411	3.51%
Charles W. Federico(5)	18,523	*
Maurice R. Ferré, M.D.(6)	909,511	3.62%
John G. Freund, M.D.(7)	2,924,699	11.68%
Frederic H. Moll, M.D.(8)	137,586	*
William D. Pruitt(9)	3,300	*
John J. Savarese, M.D.(10)	2,086,285	8.33%
Named Executive Officers Who Are Not Directors		
Fritz L. LaPorte(11)	165,958	*
Rony A. Abovitz(11)	177,886	*
Menashe R. Frank(11)	118,706	*
Ducan H. Moffat(11)	27,031	*
All Directors, Nominees, and Executive Officers as a Group		
(15 persons)(12)	12,306,398	47.68%
Other Beneficial Owners		
Entities affiliated with Lumira Capital Corp.(2) Attn: Gerry Brunk 20 Bay Street, 11th Floor Toronto, Ontario, Canada M5J 2N8	1,889,661	7.55%
MK Investment Company(3) c/o Del Plata Consulting Services Zonamerica, Ruta 8, KM 17.5 Montevideo, Uruguay, 91600	1,888,666	7.55%
Skyline Venture Partners V, L.P.(7) Attn: John G. Freund, M.D. 525 University Avenue, Suite 520 Palo Alto, CA 94301	2,924,699	11.68%
Entities affiliated with Montreux Equity Partners(10) Attn: John J. Savarese, M.D. 3000 Sand Hill Road Building 1, Suite 260 Menlo Park, CA 94025-7073	2,086,285	8.33%

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
Entities affiliated with Tudor Investment Corporation(13) Attn: David Ginsberg 50 Rowes Wharf, 6th Floor Boston, MA 02110	1,736,634	6.94%
Alta Partners VIII, L.P.(14) Attn: Daniel Janney One Embarcadero Center, Suite 3700 San Francisco, CA 94111	1,579,338	6.31%
Z-KAT, Inc.(15) Attn: Priscilla Dole Sycamore Ventures Ptc Ltd. 845 Alexander Road Princeton, NJ 08540	1,406,257	5.62%

* Denotes less than 1%.

(1) Consists solely of 139,383 shares held by MediTech Advisors LLC and 885,606 shares held by Ziegler MediTech Equity Partners LP, which includes 64,516 shares that Ziegler MediTech Equity Partners LP has the right to acquire through the exercise of warrants. The partners of MediTech Advisors LLC are Eitan Machover, Samuel Cubac, Grosvenor LLC and Allandale Ltd. The members of Grosvenor LLC are Dr. Blumenfeld and certain of his family members. The general partner of Ziegler MediTech Equity Partners LP is Ziegler MediTech Partners, LLC. The board of managers of Ziegler MediTech Partners LLC consists of Dr. Blumenfeld, Eitan Machover, Sam Cubac, S. Charles O'Meara, Donald I. Grande and Thomas S. Ross. The partners of MediTech Advisors LLC and Dr. Blumenfeld and the other directors of Ziegler MediTech Partners LLC may be deemed to share voting and investment power over the shares held by MediTech Advisors LLC and Ziegler MediTech Equity Partners LP. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest.

(2) Consists of (a) 1,188,312 shares held by Lumira Capital I Limited Partnership ("LC I"), the general partner of which is Lumira Capital I (GP) Inc., which includes 23,854 shares that LC I has the right to acquire through the exercise of warrants, (b) 418,664 shares held by Lumira Capital I Quebec Limited Partnership ("LCIQ "), the general partner of which is Lumira Capital I (QGP) Inc., which includes 8,404 shares that LCIQ has the right to acquire through the exercise of warrants, and (c) 282,685 shares held by MLII Co-Investment Fund NC Limited Partnership ("MLII.NC"), the general partner of which is MLII (NCGP) Inc. Lumira Capital Management Corp. ("Lumira Management"), a subsidiary of Lumira Capital Corp., may be deemed to share voting and investment power over the shares held by LC I pursuant to a management agreement with LC I. Lumira Management also provides services to each of LCIQ and MLII.NC. The directors of Lumira Capital Corp. are Michael Burns, Kenneth Horton, James Oborne and Peter van der Velden. Mr. Brunk is Senior Vice President/Managing Director of Lumira Capital Corp. The directors of Lumira Management, Lumira Capital I (GP) Inc., and MLII (NCGP) Inc. are Stephen Cummings and Peter van der Velden. The directors of Lumira Capital I (QGP) Inc. are Bernard Coupal, Murray Ducharme, Maurice Forget, Jean Page and Peter van der Velden. Lumira Capital I (GP) Inc., Lumira Capital I (QGP) Inc., MLII (NCGP) Inc. and each of the individuals may be deemed to share voting and investment power over these shares. Lumira Capital I (GP) Inc., Lumira Capital I (QGP) Inc., MLII (NCGP) Inc., Lumira Management, Lumira Capital Corp., Mr. Brunk and each of the other individuals disclaim beneficial ownership of such shares, except to the extent of its, his or her pecuniary interest. Mr. Brunk's term as a director will expire at the annual meeting.

(3) Consists of 1,888,666 shares held by MK Investment Company ("MK Investment"), which includes 16,129 shares that MK Investment has the right to acquire through the exercise of warrants. The directors of MK Investment are Mirta Carballal, Diego Muñoz, and Alfredo Arocena. Mr. Chao is a Managing Director of The Exxel Group, an affiliate of MK Investment. Mr. Chao and the directors of MK Investment may be deemed

to share voting and investment power over the shares held by this entity. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest.

(4) Includes 117,634 shares that Mr. Dewey has the right to acquire through the exercise of warrants. Mr. Dewey has pledged 700,000 shares to a third party lender as collateral to secure any amounts that may become outstanding under a personal loan.

(5) Includes 8,523 shares that Mr. Federico has the right to acquire through the exercise of vested options.

(6) Consists of 741,075 shares of restricted common stock (of which 188,749 shares will be unvested as of June 15, 2009) issued to Dr. Ferré in connection with his employment, 17,065 shares of unrestricted common stock purchased by Dr. Ferré, 49,504 shares of restricted common stock held by MMF Holdings, LLC, an entity owned by Dr. Ferré's parents, 96,236 shares that Dr. Ferré has the right to acquire through the exercise of vested options, and 5,631 shares that Dr. Ferré has the right to acquire through the exercise of warrants. Of his 552,326 vested shares of restricted common stock, Dr. Ferré has pledged 125,000 shares to a third party lender as collateral to secure any amounts that may become outstanding under a personal loan.

(7) Consists of 2,924,699 shares held by Skyline Venture Partners V, L.P., which includes 487,450 shares that Skyline Venture Partners V, L.P. has the right to acquire through the exercise of warrants. Dr. Freund is a Managing Director of Skyline Venture Management V, LLC, the general partner of Skyline Venture Partners V, L.P. and may be deemed to share voting and investment power over the shares held by Skyline Venture Partners V, L.P. Dr. Freund disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest.

(8) Includes 19,334 shares that Dr. Moll has the right to acquire through the exercise of warrants and 5,774 shares that Dr. Moll has the right to acquire through the exercise of vested options.

(9) Consists of 3,300 shares that Mr. Pruitt has the right to acquire through the exercise of vested options.

(10) Consists of (a) 1,948,651 shares held by Montreux Equity Partners IV, L.P. ("MEP IV"), which includes 324,775 shares that MEP IV has the right to acquire through the exercise of warrants and (b) 137,634 shares held by Montreux IV Associates, L.L.C. ("Associates IV"), which includes 22,939 shares that Associates IV has the right to acquire through the exercise of warrants. Montreux Equity Management IV, LLC ("MEM IV") is the sole general partner of MEP IV and Associates IV. Daniel K. Turner III, Howard D. Palefsky, Manish Chapekar and John J. Savarese are the managers of MEM IV and may be deemed to share voting and investment power over the shares held by each of MEP IV and Associates IV. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest.

(11) Represents shares that may be acquired through the exercise of vested options.

(12) Includes exercisable options to purchase 653,600 shares of our common stock and exercisable warrants to purchase 1,090,676 shares of our common stock.

(13) Consists of 1,297,744 shares held by The Raptor Global Portfolio Ltd., 427,351 shares held by The Tudor BVI Global Portfolio L.P. and 11,539 shares held by The Altar Rock Fund L.P. The general partner of the Tudor BVI Global Portfolio L.P. is The Tudor BVI GP Ltd. The directors of The Tudor BVI GP Ltd. and The Raptor Global Portfolio Ltd. are Jean-Pierre Jacquemoud, Karl Erbo Graf Kageneckm, Bernard Grigsby, David P. d'Ambrumenilm and InterCaribbean Services Ltd. Tudor Investment Corporation acts as investment advisor to The Raptor Global Portfolio Ltd. and The Tudor BVI Global Portfolio L.P. and as general partner to the Altar Rock Fund L.P. The directors of Tudor Investment Corporation are Paul Tudor Jones, II, James J. Pallotta, Andrew S. Paul, John R. Torell, John G. Macfarlane, III, Mark F. Dalton, Mark Nicholson, Mark V. Houghton-Berry, Robert P. Forlenza and Richard L. Fisher. The Raptor Global Portfolio Ltd., The Tudor BVI GP Ltd. and Tudor Investment Corporation may be deemed to share voting and investment power over the shares held by these entities. Each of the individuals listed above disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest.

(14) Includes 263,223 shares that Alta Partners VIII, L.P. ("AP VIII") has the right to acquire through the exercise of warrants. Alta Partners Management VIII, LLC ("APM VIII"), the general partner of AP VIII, and Daniel Janney, Guy Nohra and Farah Champsi, the managing directors of APM VIII, may be deemed to share

voting and investment power over the shares held by AP VIII. APM VIII and each of its managing directors disclaim beneficial ownership of the shares, except to the extent of its, his or her pecuniary interest.

(15) The board of directors of Z-KAT, Inc. is comprised of John Whitman, Mike Fong, Ellen Shih, Fernando Tapia, and Mark Sinnreich. The members of Z-KAT, Inc.'s board of directors may be deemed to share voting and investment power over the shares held by this entity. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that our directors and officers, and persons who beneficially own more than 10% of our common stock, file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. To our knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations of the reporting persons, during the fiscal year ended December 31, 2008, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% stockholders were complied with.

ELECTION OF DIRECTORS

GENERAL INFORMATION

Our board of directors currently has ten authorized seats and is divided into three classes, with three Class I directors, three Class II directors, and four Class III directors. The term of our three Class II directors will expire at the 2009 annual meeting and three Class II nominees are to be elected at the annual meeting to serve a three-year term expiring at the 2012 annual meeting of stockholders or until a successor has been elected and qualified. Charles W. Federico, Maurice R. Ferré, M.D., and Frederic H. Moll, M.D have been nominated by our board of directors to serve as Class II directors. Dr. Ferré is currently serving as a Class III director; however, in order to permit an even distribution of directors among the three classes of directors, he has been nominated by our board of directors to take the Class II director seat being vacated by Gerald A. Brunk, whose term as a director will expire at the 2009 annual meeting. The remaining six directors will continue to serve their respective terms.

If the three Class II nominees are elected as directors, there will be a vacancy in Class III of our board of directors. Our corporate governance and nominating committee recommended to our board of directors that such vacancy be eliminated in accordance with the provisions of our bylaws. Based on such recommendation, our board of directors approved a decrease in the number of authorized seats on the board from ten to nine seats, to be effective immediately upon the election of the three Class II nominees. Accordingly, if the three Class II nominees are elected as directors at the annual meeting, immediately following the annual meeting, our board of directors will have nine authorized seats and will be divided into three classes with three directors in each class.

Unless our stockholders specify otherwise, the shares represented by the accompanying proxy will be voted for the election of the nominees recommended by the board of directors. Our board of directors has no reason to believe that the listed nominees will be unable or unwilling to serve as directors if elected. However, if any nominee should be unable to serve or will not serve, then the shares represented by the accompanying proxy will be voted for another nominee selected by our board of directors. As discussed above, if all three director nominees are elected, our board of directors will have one vacancy, which vacancy will be immediately eliminated by the board of directors as discussed above. Proxies cannot be voted for a greater number of persons than the three nominees named.

The names of the nominees and directors, their ages as of April 16, 2009 and certain other information about them are set forth below.

Each director will be elected by a plurality of the votes cast at the annual meeting (assuming a quorum is present). Consequently, any shares not voted at the annual meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of directors.

Our board of directors unanimously recommends that the nominees identified below be elected as directors and urges you to vote "FOR" them. Shares of common stock represented by executed, but unmarked, proxies will be voted "FOR" these nominees.

NOMINEES AND DIRECTORS CONTINUING IN OFFICE

Name of Nominee or Director	Age	Principal Occupation	Director Since
Class II Director Nominees with term expiring at the 2012 annual meeting:			
Charles W. Federico(1)(2)(3)	60	Former President and Chief Executive Officer, Orthofix International N.V.; Director, Orthofix International N.V.	2007
Maurice R. Ferré, M.D.(4)	48	President, Chief Executive Officer and Chairman, MAKO Surgical Corp.	2004
Frederic H. Moll, M.D.(3)	57	Chief Executive Officer and Director, Hansen Medical, Inc.	2007
Class III Directors with term expiring at the 2010 annual meeting:			
Marcelo G. Chao(2)(5)	42	Managing Director, The Exxel Group, an affiliate of MK Investment Company	2007
Christopher C. Dewey	64	Vice Chairman, National Holdings Corporation	2004
John J. Savarese, M.D.	40	Managing Director, Montreux Equity Partners	2008
Class I Directors with term expiring at the 2011 annual meeting:			
S. Morry Blumenfeld, Ph.D.(5)	71	Founder, Meditech Advisors LLC and Meditech Advisors Management LLC	2005
John G. Freund, M.D.	55	Managing Director of Skyline Ventures	2008
William D. Pruitt(2)(3)	67	President, Pruitt Enterprises, LP	2008

(1) Lead Director

(2) Member, Audit Committee

(3) Member, Corporate Governance and Nominating Committee

(4) Dr. Ferré is currently serving as a Class III director with a term expiring at the 2010 annual meeting. Dr. Ferré has been nominated by our board of directors to take the Class II director seat being vacated by Mr. Brunk. If Dr. Ferré is elected as a Class II director at the annual meeting, he will vacate his Class III director seat. If Dr. Ferré is not elected as a Class II director at the annual meeting, he will retain his Class III director seat.

(5) Member, Compensation Committee

The principal occupations and positions for at least the past five years of our directors and director nominees are described below. There are no family relationships among any of our directors or executive officers.

Class II Director Nominees for Election for a Three-Year Term Expiring at the 2012 Annual Meeting of Stockholders

Charles W. Federico, our lead director, has served as one of our directors since June 2007. From 2001 to April 2006, Mr. Federico served as President and Chief Executive Officer of Orthofix International N.V., a global diversified medical device company, and, from 1996 to 2001, President of Orthofix Inc. From 1985 to 1996, Mr. Federico was President of Smith & Nephew Endoscopy (formerly Dyonics, Inc.). From 1981 to 1985, Mr. Federico served as Vice

President of Dyonics. Previously, he held management and marketing positions with General Foods Corporation, Puritan Bennett Corporation and LSE Corporation. Mr. Federico is a Trustee of the Orthopedic Research and Education Foundation and a director of Orthofix International N.V., SRI/Surgical Express, Inc., BioMimetic Therapeutics, Inc., Power Medical Innovations, and Alveolus, Inc. Mr. Federico holds a B.S. in marketing from Fordham University.

Maurice R. Ferré, M.D. our founding President, Chief Executive Officer and current Chairman of our board of directors, has been with us since our inception in November 2004. In May 2004, Dr. Ferré became Chief Executive Officer of Z-KAT, Inc., a surgical navigation medical device company that incorporated MAKO Surgical Corp. In 1993, Dr. Ferré founded Visualization Technology, Inc., a medical device company for image-guided surgery, and served as its Chief Executive Officer until the company was acquired by GE Healthcare in April 2002. Dr. Ferré served as Vice President of Strategic Development at GE Navigation, a division of GE Healthcare, from April 2002 until April 2004. Dr. Ferré holds a B.A. in biology from Bennington College and an M.P.H. and an M.D. from Boston University.

Frederic H. Moll, M.D. has served as one of our directors since August 2007. In September 2002, Dr. Moll co-founded Hansen Medical, Inc., a medical robotics company, and serves as its Chief Executive Officer and is a member of its board of directors. In November 1995, Dr. Moll co-founded Intuitive Surgical, Inc., a medical device company, and served as its first Chief Executive Officer and later, its Vice President and Medical Director until September 2003. In 1989, Dr. Moll co-founded Origin Medsystems, Inc., a medical device company, which later became an operating company within Guidant Corporation, a medical device company, following its acquisition by Eli Lilly in 1992. Dr. Moll served as Medical Director of Guidant's surgical device division until November 1995. Dr. Moll holds a B.A. from the University of California, Berkeley, an M.S. from Stanford University and an M.D. from the University of Washington School of Medicine.

Class III Directors with a Term Expiring at the 2010 Annual Meeting of Stockholders

Marcelo G. Chao has served as one of our directors since February 2007. He is a Managing Director at The Exxel Group, an affiliate of MK Investment Company, which he joined in March 2000. From 1995 to 2000, Mr. Chao was a Partner at Hermes Management Consulting. From 1992 to 1995, Mr. Chao was Vice President of Citibank in Buenos Aires, Argentina, and from 1991 to 1992 he worked for McKinsey & Company. Currently, Mr. Chao serves on the board of directors of several Exxel Group portfolio companies. Between November 2002 and December 2006, Mr. Chao also served on the Latin American and Caribbean board of MasterCard International. Mr. Chao holds a B.S. in business administration from Universidad Católica Argentina and is a Certified Public Accountant.

Christopher C. Dewey has served as one of our directors since our inception in November 2004. Since January 2007, Mr. Dewey has served as Vice Chairman of the board of directors of National Holdings Corporation, a financial services organization operating through its subsidiary, National Securities. From December 2006 to December 2008, Mr. Dewey served as acting Chief Executive Officer and director of Z-KAT, Inc. Mr. Dewey has over 25 years of experience in finance, most recently as Executive Vice President of Jefferies & Company, Inc., the principal operating subsidiary of Jeffries Group, Inc., a securities and investment banking firm, from 1994 to December 2006. Mr. Dewey co-founded several companies, including Robotic Ventures LLC, Bonds Direct Securities LLC and Cannon Group Inc., a motion picture company that went public in 1972. Mr. Dewey holds an M.B.A. from The Wharton School of the University of Pennsylvania.

John J. Savarese, M.D. has served as one of our directors since October 2008. Since June 2003, Dr. Savarese has been a Managing Director at Montreux Equity Partners, a life sciences investment firm. Prior to joining Montreux Equity Partners, Dr. Savarese served as Director of Business Development and Marketing at NeurogesX and worked in the Life Sciences Investment Banking division of Credit Suisse First Boston. Currently, Dr. Savarese serves on the board of directors of several medical device and pharmaceutical companies. Dr. Savarese's clinical experience in Orthopedic and General Surgery was gained at the Cornell Medical College/Hospital for Special Surgery. Dr. Savarese holds an M.B.A from Stanford University and an M.D. from Duke University Medical School. Montreux Equity Partners was one of the investors in our private placement discussed below under "Certain Relationships and Related Person Transactions – Recent Sale of Securities." In connection with the private placement, we agreed that Montreux Equity Partners was entitled to appoint one representative to our board of directors so long as its affiliated funds hold at least 25% of the shares of our common stock that they purchased in the private placement. Dr. Savarese was appointed to our board pursuant to that agreement.

Class I Directors with a Term Expiring at the 2011 Annual Meeting of Stockholders

S. Morry Blumenfeld, Ph.D. has served as one of our directors since July 2005. In 2003, Dr. Blumenfeld founded Meditech Advisors LLC and Meditech Advisors Management LLC, a member of Ziegler MediTech Partners, LLC, the sole general partner of Ziegler Meditech Equity Partners, LP, a private equity fund specializing in investments in healthcare and medical device companies. In April 2002, Dr. Blumenfeld retired as Managing Director of GE Medical Systems in Israel after more than 34 years with the company, where he helped initiate both GE's CT and MR business lines. Currently, he serves on the board of directors of a number of medical device and technology companies, including Oridion Systems Ltd. and several private companies. Dr. Blumenfeld holds a B.A.Sc in engineering physics and a Ph.D. in molecular physics from the University of Toronto.

John G. Freund, M.D. has served as one of our directors since October 2008. Since 1997, Dr. Freund has been a Managing Director of Skyline Ventures, a venture capital firm. From September 1995 to September 1997, Dr. Freund was a Managing Director in the private equity group at Chancellor Capital Management, an investment firm. In 1995, Dr. Freund co-founded Intuitive Surgical, Inc., a medical device company, and served on Intuitive's board of directors until March 2000. From June 1988 to December 1994, Dr. Freund held various positions at Acuson Corporation, a medical device company, including Executive Vice President. From 1982 to 1988, Dr. Freund was at Morgan Stanley & Co., Inc., an investment banking firm, where he was the co-founder of the Healthcare Group in the Corporate Finance Department and later was the original healthcare partner at Morgan Stanley Venture Partners, a venture capital management firm affiliated with Morgan Stanley. Dr. Freund also serves on the board of directors of Hansen Medical, Inc., XenoPort Inc., MAP Pharmaceuticals, Inc., the New Economy Fund, and the SmallCap World Fund, as well as a number of private companies. Dr. Freund received an M.D. from Harvard Medical School in 1980 and an M.B.A. from Harvard Business School in 1982, where he was a Baker Scholar. Skyline Ventures was one of the investors in our private placement discussed below under "Certain Relationships and Related Person Transactions – Recent Sale of Securities." In connection with the private placement, we agreed that Skyline Ventures was entitled to appoint one representative to our board of directors so long as its affiliated funds hold at least 25% of the shares of our common stock that they purchased in the private placement. Dr. Freund was appointed to our board pursuant to that agreement.

William D. Pruitt has served as one of our directors since June 2008. Mr. Pruitt is president of Pruitt Enterprises, LP. Mr. Pruitt has been a board member of The PBSJ Corporation, an international professional services firm, since July 2005 and has been the chairman of the PBSJ audit committee since 2003. Mr. Pruitt served as chairman of the audit committee of KOS Pharmaceuticals, Inc., a fully integrated specialty pharmaceutical company, until its sale in 2006. He was also chairman of the audit committee for Adjoined Consulting, Inc., a full-service management consulting firm, until it was merged into Kanbay International, a global consulting firm, in February 2006. From 2002 to 2004, Mr. Pruitt provided market consultancy services to Ernst & Young LLP, our independent registered public accounting firm. From 1980 to 1999, Mr. Pruitt served as the managing partner for the Florida, Caribbean and Venezuela operations of the independent auditing firm of Arthur Andersen LLP. Mr. Pruitt holds a Bachelor of Business Administration from the University of Miami and is a Certified Public Accountant (inactive).

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

INDEPENDENT DIRECTORS

Our board of directors has determined that nine of the ten directors currently serving on our board are independent directors under the independence standards of The NASDAQ Global Market; specifically, Messrs. Brunk, Chao, Dewey, Federico and Pruitt and Drs. Blumenfeld, Freund, Moll, and Savarese are independent. Mr. Brunk is retiring from our board of directors when his current term as a director expires at the annual meeting of stockholders.

In making determinations of independence with respect to Messrs. Brunk and Chao and Drs. Blumenfeld, Freund, and Savarese, each of whom is affiliated with a principal stockholder of our company, our board considered the relationship between the director and the respective stockholder and determined, in each case, that the relationship was not relevant to the director's independence.

In accordance with the requirements of NASDAQ, our independent directors meet in regularly convened executive sessions at least twice per year, in conjunction with regularly scheduled board meetings.

LEAD DIRECTOR

In March 2009, our board established the position of Lead Director and appointed Charles Federico to serve as Lead Director, initially until the annual meeting of stockholders and, contingent upon Mr. Federico's reelection to the board at the 2009 annual meeting, through the 2012 annual meeting of stockholders. The Lead Director shall work closely with the Chairman of the Board and our Chief Executive Officer to assure that our board is able to more effectively and pro-actively execute its fundamental duties on an ongoing basis and enhance our board's oversight and monitoring obligations to stockholders.

MEETINGS AND ATTENDANCE

During 2008, our board of directors held twenty-two meetings. Each of our incumbent directors, except Drs. Blumenfeld and Moll, attended at least 75% of the aggregate number of meetings of the board and the committees on which the director served, which were held during such director's term of office. None of the members of the standing committees of our board of directors, described in detail below, was an officer or employee of our company.

We have no policy requiring our directors to attend our annual stockholders meetings; however, our corporate governance guidelines provide that directors should make every effort to attend all annual and special meetings of stockholders, as well as meetings of our board of directors and meetings of the board committees of which they are members. All of our directors attended our 2008 annual stockholders meeting.

BOARD COMMITTEES AND MEETINGS

Our board of directors has a standing audit committee, compensation committee, and corporate governance and nominating committee. The board has adopted, and may amend from time to time, a written charter for each of the committees. We maintain a website at *www.makosurgical.com* and make available on that website, free of charge, copies of each of the committee charters. We are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this proxy statement.

We provide below information on the standing committees of our board of directors, including the membership, functions and number of meetings of each committee held in 2008. As part of its standard practices and in light of Mr. Brunk's resignation from our board, at our board's annual meeting, immediately following the 2009 annual stockholders meeting, our board of directors will reconstitute the membership of each committee.

Audit Committee

Our audit committee consists of Messrs. Brunk, Chao, Federico, and Pruitt, each of whom our board of directors has determined to be an independent director. Our board of directors has determined that each of Messrs. Brunk and Pruitt qualifies as an audit committee financial expert within the meaning of SEC regulations and the NASDAQ listing standards. In making this determination, our board considered the nature and scope of experience that Messrs. Brunk and Pruitt have previously had with reporting companies. The audit committee held seventeen meetings in 2008.

Mr. Pruitt currently serves as the chair of the audit committee. Mr. Brunk served as the chair of the audit committee until March 26, 2009. The functions of this committee include, among other things:

- Overseeing the audit and other services of our independent registered public accounting firm and being directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm, who will report directly to the audit committee;
- Reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;
- Overseeing compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as required;
- Reviewing our annual and quarterly financial statements and reports and discussing the financial statements and reports with our independent registered public accounting firm and management;
- Reviewing and approving all related person transactions;
- Reviewing with our independent registered public accounting firm and management significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our internal controls over financial reporting;
- Establishing procedures for the receipt, retention and treatment of complaints received by us regarding internal control over financial reporting, accounting or auditing matters; and
- Preparing the audit committee report for inclusion in our proxy statement for our annual meeting.

Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Compensation Committee

Our compensation committee consists of Dr. Blumenfeld and Messrs. Brunk and Chao, each of whom our board has determined to be an independent director. Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986. The compensation committee held six meetings in 2008.

Dr. Blumenfeld serves as the chair of the compensation committee. The functions of this committee include, among other things:

- Determining the compensation and other terms of employment of our Chief Executive Officer and other executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;
- Administering and implementing our incentive compensation plans and equity-based plans, including approving option grants, restricted stock and other awards;
- Evaluating and recommending to our board of directors the equity incentive compensation plans, equity-based plans and similar programs advisable for us, as well as modifications or terminations of existing plans and programs;
- Reviewing and approving the terms of any employment-related agreements, severance arrangements, change-in-control and similar agreements/provision and any amendments, supplements or waivers to the foregoing agreements with our Chief Executive Officer and other executive officers;
- Reviewing and discussing the Compensation Discussion and Analysis required in our annual report and proxy statement with management and determining whether to recommend to the board the inclusion of the Compensation Discussion and Analysis in the annual report or proxy; and
- Preparing the compensation committee report for inclusion in our proxy statement for our annual meeting.

In making decisions concerning executive compensation, the compensation committee typically considers, but is not required to accept, the recommendations of Dr. Ferré, our President and Chief Executive Officer, regarding the performance and proposed base salary, bonus target and equity awards for our named executive officers, including Dr. Ferré. The compensation committee may also request the assistance of Mr. LaPorte, our Chief Financial Officer, and our human resources department in evaluating the financial, accounting and tax implications of various compensation awards paid to the named executive officers. Neither Mr. LaPorte nor our human resources employees, however, recommend or determine the amounts or types of compensation paid to the named executive officers. Dr. Ferré and certain of our other executive officers may attend compensation committee meetings, as requested by the chairman of the compensation committee and depending on the issues to be discussed by the compensation committee, but none of these executive officers, including Dr. Ferré, attends any portion of the compensation committee meetings during which his compensation is discussed and approved.

In the third quarter of 2007, as we discuss below under "Compensation Discussion and Analysis," the compensation committee retained Radford Surveys and Consulting to conduct a review of the pre-IPO equity ownership levels for senior management at other pre-IPO medical device and biotechnology companies in later stages of financing, and provide an analysis of how the current equity holdings of our senior management, including each of the then named executive officers, compared to the median of the surveyed companies. In 2008, the compensation committee did not engage a compensation consultant in making decisions concerning executive compensation.

Additional information regarding the compensation committee and our policies and procedures regarding executive compensation, including the role of executive officers and compensation consultants in recommending executive compensation, is provided below under "Compensation Discussion and Analysis."

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Brunk and Pruitt and Dr. Moll, each of whom our board has determined to be an independent director. The corporate governance and nominating committee held two meetings in 2008.

Mr. Brunk serves as the chair of the corporate governance and nominating committee. The functions of this committee include, among other things:

- Evaluating director performance on the board and applicable committees of the board;
- Interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;
- Evaluating nominations by stockholders of candidates for election to our board;
- Reviewing and recommending to our board of directors any amendments to our corporate governance documents; and
- Making recommendations to the board regarding management succession planning.

NOMINATION PROCESS

Under our corporate governance guidelines, the corporate governance and nominating committee is responsible for identifying and recommending to our board of directors qualified candidates for board membership. In considering potential candidates for board membership, the corporate governance and nominating committee considers the entirety of each candidate's credentials. Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing composition of the board. However, at a minimum, candidates for the board must possess:

- high personal and professional ethics and integrity;
- an ability to exercise sound judgment;
- an ability to make independent analytical inquiries;
- a willingness and ability to devote adequate time and resources to diligently perform board duties; and
- appropriate and relevant business experience and acumen.

In addition to the aforementioned minimum qualifications, the corporate governance and nominating committee may take into account other factors when considering whether to nominate a particular person. These factors include:

- whether the person possesses specific industry expertise and familiarity with general issues affecting our business;
- whether the person's nomination and election would enable our board to have a member that qualifies as an "audit committee financial expert" as this term is defined by the SEC in Item 407 of Regulation S-K, as may be amended;
- whether the person would qualify as an independent director;
- the importance of continuity of the existing composition of the board; and
- the importance of diversified board membership, in terms of both the individuals involved and their various experiences and areas of expertise.

A director candidate should have expertise, skills, knowledge and experience that, when taken together with that of other board members, will lead to a board of directors that is effective, collegial and responsive to our needs.

The corporate governance and nominating committee may seek to identify director candidates based on input provided by a number of sources, including (i) committee members, (ii) our other directors, (iii) our stockholders, (iv) our Chief Executive Officer and (v) third parties. The corporate governance and nominating committee also has the authority to consult with or retain advisors or search firms to assist in the identification of qualified director candidates.

The corporate governance and nominating committee gives appropriate consideration to candidates for board membership recommended for nomination by stockholders and evaluates such candidates in the same manner as other candidates identified to the committee. Stockholders who wish to nominate director candidates for election by stockholders at the annual meeting may do so in the manner disclosed in the Questions and Answers section of this proxy statement in accordance with the provisions of our bylaws. Members of the corporate governance and nominating committee will discuss and evaluate possible candidates in detail prior to recommending them to the board.

The corporate governance and nominating committee is also responsible for initially assessing whether a candidate would be an independent director. Our board of directors, taking into consideration the recommendations of the corporate governance and nominating committee, is responsible for selecting the nominees for election to the board by the stockholders and for appointing directors to the board to fill vacancies and newly created directorships, with primary emphasis on the criteria set forth above. The board, taking into consideration the assessment of the corporate governance and nominating committee, also determines whether a nominee or appointee would be an independent director.

CORPORATE GOVERNANCE GUIDELINES AND CODE OF BUSINESS CONDUCT AND ETHICS

Our board has adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers, and employees, including, without limitation, our principal executive officer, principal financial officer, controller, and persons performing similar functions. In addition, our board also has adopted Corporate Governance Guidelines to assist our board in exercising its duties. The Code of Business Conduct and Ethics and our Corporate Governance Guidelines are available, free of charge, on the Investor Relations section our website at *www.makosurgical.com*. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any waivers from or amendments to any provision of the Code of Business Conduct and Ethics by disclosing such information on the same website. We are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this proxy statement.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

You can contact our board of directors to provide comments, to report concerns, or to ask a question, at the following address: Corporate Secretary, MAKO Surgical Corp., 2555 Davie Road, Fort Lauderdale, Florida, 33317. You may submit your concern anonymously or confidentially by postal mail. You may also indicate whether you are a stockholder, customer, supplier or other interested party. Communications are distributed to the board of directors, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, our board of directors has requested that certain items that are unrelated to the duties and responsibilities of the board should be excluded, such as:

- Product complaints
- Product inquiries
- New product suggestions
- Resumes and other forms of job inquiries
- Surveys
- Business solicitations or advertisements

In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded, with the provision that any communication that is filtered out must be made available to any non-management director upon request.

You may also communicate online with our board of directors as a group by visiting the Investor Relations section of our website at *www.makosurgical.com.*

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

POLICIES AND PROCEDURES FOR RELATED PERSON TRANSACTIONS

We have adopted a related person transactions policy pursuant to which our executive officers, directors and principal stockholders, including their immediate family members, are not permitted to enter into a related person transaction with us without the consent of our audit committee, other independent committee of our board of directors, or the full board. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such person's immediate family members in which the amount involved exceeds $120,000 must be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees are required to report to our audit committee any such related person transaction. In approving or rejecting the proposed agreement, our audit committee shall take into account, among other factors it deems appropriate, whether the proposed related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the person's interest in the transaction and, if applicable, the impact on a director's independence. After consideration of these and other factors, the audit committee may approve or reject the transaction. Under the policy, if we should discover related person transactions that have not been approved, the audit committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction.

RECENT SALE OF SECURITIES

In October 2008, we entered into a Securities Purchase Agreement, or Purchase Agreement, for a private placement of up to $60.2 million, with initial gross proceeds of approximately $40.2 million, which we closed on October 31, 2008, and conditional access to an additional $20 million, which we refer to as the Second Closing. The private placement resulted in net proceeds of approximately $39.7 million, after expenses of approximately $469,000. In connection with the private placement, we issued and sold to the participating investors 6,451,613 shares of our common stock at a purchase price of $6.20 per share and warrants, at a purchase price of $0.125 per warrant, to purchase 1,290,323 shares of our common stock at an exercise price of $7.44 per share. We refer to these warrants as the First Closing Warrants. The First Closing Warrants will become exercisable 180 days from issuance and have a seven-year term. Subject to our satisfaction of certain business related milestones before December 31, 2009, we will have the right to require certain participants in the private placement to purchase an additional $20 million of common stock, or Call Shares, and warrants to purchase common stock, or Second Closing Warrants. At the initial closing, the investors that agreed to provide the additional $20 million investment received warrants, or Call Warrants, at a purchase price of $0.125 per warrant, to purchase an additional 322,581 shares of common stock at an exercise price of $6.20 per share. These Call Warrants will not be exercisable until the earlier of the Second Closing or December 31, 2009, and are subject to forfeiture if the investors do not participate in the Second Closing, if any.

Set forth below is information regarding the eleven participating investors, six of whom were existing stockholders deemed to be affiliates of our company by virtue of their representation on the board or their board membership. The information does not necessarily reflect their current ownership.

Investor(1)	Common Shares(#)	First Closing Warrants (#)	Call Warrants (#)	Total Warrants Issued at First Closing (#)	Purchase Price Shares ($)	Purchase Price First Closing Warrants ($)	Purchase Price Call Warrants ($)	Total Purchase Price ($)
Alta Partners VIII, LP	1,316,115	263,223	77,305	340,528	$ 8,159,913	$ 32,903	$ 9,663	$ 8,202,479
Aperture Capital III, L.P.(2)	322,581	64,516	—	64,516	$ 2,000,002	$ 8,065	—	$ 2,008,067
Christopher C. Dewey(3)	32,258	6,452	—	6,452	$ 200,000	$ 806	—	$ 200,806
Frederic H. Moll(4)	40,323	8,065	—	8,065	$ 250,003	$ 1,008	—	$ 251,011
Lumira Capital I Limited Partnership(5)	119,270	23,854	—	23,854	$ 739,474	$ 2,982	—	$ 742,456
Lumira Capital I Quebec Limited Partnership(5)	42,020	8,404	—	8,404	$ 260,524	$ 1,051	—	$ 261,575
MK Investment Company(6)	80,645	16,129	—	16,129	$ 499,999	$ 2,016	—	$ 502,015
Montreux Equity Partners IV, L.P.	1,623,876	324,775	95,382	420,157	$ 10,068,031	$ 40,597	$ 11,923	$ 10,120,551
Montreux IV Associates, L.L.C.	114,695	22,939	6,737	29,676	$ 711,109	$ 2,867	$ 842	$ 714,818
Skyline Venture Partners V, L.P.	2,437,249	487,450	143,157	630,607	$ 15,110,944	$ 60,931	$ 17,895	$ 15,189,770
Ziegler Meditech Equity Partners(7)	322,581	64,516	—	64,516	$ 2,000,002	$ 8,065	—	$ 2,008,067
	6,451,613	1,290,323	322,581	1,612,904	$ 40,000,001	$ 161,291	$ 40,323	$ 40,201,615

(1) See the section of this proxy entitled "Principal Stockholders" for more detail on shares beneficially owned by these investors.

(2) Aperture Capital III, L.P. was an existing stockholder of our company.

(3) Mr. Dewey was an existing stockholder and is a member of our board of directors.

(4) Dr. Moll was an existing stockholder and is a member of our board of directors.

(5) Lumira Capital I Limited Partnership and Lumira Capital I Quebec Limited Partnership were existing stockholders and are represented on our board of directors by Gerald A. Brunk.

(6) MK Investment Company was an existing stockholder and is represented on the board of directors by Marcelo G. Chao.

(7) Ziegler Meditech Equity Partners was an existing stockholder and is affiliated with S. Morry Blumenfeld, Ph.D., one of our directors.

As noted above, each of these investors, other than Alta Partners VIII, LP, Montreux Equity Partners IV, L.P., Montreux IV Associates, L.L.C. (together with Montreux Equity Partners IV, L.P., Montreux), and Skyline Venture Partners V, L.P., or Skyline, was an existing stockholder prior to the private placement. These existing stockholders participated in the private placement on the same terms as the other purchasers. The members of the Audit Committee of our board of directors having no financial interest in the transactions contemplated by the private placement approved the terms of the private placement and the participation of these existing stockholders.

In connection with the private placement, we also entered into (i) an Amendment to the Second Amended and Restated Registration Rights Agreement, dated as of February 6, 2007, or Prior Registration Agreement, with the investors in our company named therein and (ii) Voting Agreements with certain of our stockholders and investors. In addition, in connection with the private placement, we agreed that each of Montreux and Skyline were entitled to appoint one representative to the board of directors so long as each of them and their respective affiliated funds holds at least 25% of the shares of our common stock that they purchased in the private placement; accordingly, effective October 31, 2008, Dr. Freund (Skyline's representative) and Dr. Savarese (Montreux's representative) were appointed to our board of directors.

Pursuant to the terms of the Purchase Agreement, we filed a registration statement with the SEC to register the shares of our common stock and the shares of our common stock issuable upon exercise of the First Closing Warrants, the Call Warrants, and 4,916,434 shares of our common stock that are the subject of the Prior Registration Agreement. In addition, we agreed to file a registration statement with the SEC to register the Call Shares and the shares of our common stock issuable upon exercise of the Second Closing Warrants within 30 days after the Second Closing and we agreed to use commercially reasonable efforts to have such registration statement declared effective within 90 days after the Second Closing (or 120 days if the registration statement is reviewed by the SEC). If we do not file the registration statement with the SEC within 30 days after the Second Closing or such registration statement is not declared effective by the applicable required date, then we have agreed to pay each investor as liquidated damages an amount equal to 1.0% of the aggregate purchase price paid by such investor for each 30 day period thereafter until the registration statement is either filed with the SEC or declared effective, as the case may be, up to a total of 6%.

In addition, we agreed to use commercially reasonable efforts to keep the registration statement effective until all of the shares of our common stock issued in connection with the private placement and all of the shares of our common stock underlying all of the warrants issued in connection with the private placement have been sold or are eligible for resale under Rule 144 under the Securities Act of 1933, as amended, within a three-month period. If sales cannot be made under a registration statement after it is declared effective because we fail to keep such registration statement effective or our common stock is not listed on the NYSE, NASDAQ or AMEX for 10 consecutive days or for 30 or more days in a 12-month period, we agreed to pay each investor as liquidated damages an amount equal to 1.0% of the purchase price paid by the investor for each share of our common stock purchased in the private placement, and not yet sold by said investor, for each such 10 consecutive day period or 30 day period, as the case may be, up to a total of 6%. Under the Purchase Agreement, the maximum amount of liquidated damages payable is limited to 6% of the aggregate purchase price in the private placement.

We believe that there has not been any other transaction or series of similar transactions during 2008, or any currently proposed transaction, to which we were or are to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer or principal stockholder, or members of any such person's immediate family, had or will have a direct or indirect material interest, other than compensation described in "Executive Compensation." We intend that any such future transactions will be approved by our audit committee and will be on terms no less favorable to our company than could be obtained from unaffiliated third parties.

2008 DIRECTOR COMPENSATION

The following table sets forth information with respect to the compensation of all our non-employee directors during 2008. The number of shares set forth in the footnotes to the table reflects our one-for-3.03 reverse split of our common stock effected in February 2008.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Total ($)
S. Morry Blumenfeld, Ph.D.	—	—	—
Gerald A. Brunk	—	—	—
Marcelo G. Chao	—	—	—
Christopher C. Dewey	—	—	—
Charles W. Federico	$40,000	$26,763(3)	$66,763
John G. Freund, M.D.	—	—	—
Frederic H. Moll, M.D.	$25,500	$21,427(4)	$46,927
William D. Pruitt	$27,167	$9,948(5)	$37,115
John J. Savarese, M.D.	—	—	—
Michael P. Stansky(6)	—	—	—

(1) Represents fees earned in cash in 2008, including an annual retainer of $20,000 prorated for the length of service during 2008, $1,000 for each board or committee meeting attended in 2008, and $500 for each telephonic or video board or committee meeting attended in 2008.

(2) Amounts represent the compensation expense recognized by our company during 2008 as computed in accordance with Statement of Financial Accounting Standards No. 123 Revised, *Share-Based Payment*, or FAS 123(R), disregarding any estimated forfeitures relating to service-based vesting conditions.

(3) With respect to Mr. Federico's option award granted June 5, 2007, the grant date total fair value of the award, computed in accordance with FAS 123(R), was $58,816. With respect to the option award to Mr. Federico on August 24, 2007, the grant date total fair value of the award, computed in accordance with FAS 123(R), was $21,430. As of December 31, 2008, Mr. Federico held options exercisable for 13,200 shares, 6,323 of which had vested and become exercisable.

(4) With respect to the option award to Dr. Moll on August 24, 2007, the grant date total fair value of the award, computed in accordance with FAS 123(R), was $64,289. As of December 31, 2008, Dr. Moll held options exercisable for 9,900 shares, 4,399 of which had vested and become exercisable.

(5) With respect to the option award to Mr. Pruitt on June 3, 2008, the grant date total fair value of the award, computed in accordance with FAS 123(R), was $51,496. As of December 31, 2008, Mr. Pruitt held options exercisable for 9,900 shares, none of which had vested or become exercisable.

(6) Mr. Stansky served as a director until the 2008 annual meeting of the stockholders held on June 3, 2008, when his term as director expired.

We reimburse all of our directors for their reasonable out-of-pocket travel expenses associated with attending board or committee meetings in person. Drs. Blumenfeld, Freund, and Savarese and Messrs. Brunk, Chao, Dewey, and Stansky did not receive any compensation for their services on the board of directors during 2008. Similarly, Dr. Ferré, our only employee director, does not receive any compensation for his services as a director.

Annual Cash Compensation

Each member of our board whose directorship did not initially arise in conjunction with either a direct or indirect (through an investing fund) investment in our company, received an annual retainer of $20,000, a fee of $1,000 for each board meeting or committee meeting attended in person during 2008, and $500 for each telephonic or video board or committee meeting attended during 2008. Accordingly, during fiscal year 2008, Dr. Moll and Messrs. Federico and Pruitt each received an annual retainer of $20,000, a fee of $1,000 for each board meeting or committee meeting attended in person during 2008, and $500 for each telephonic or video board or committee meeting attended during 2008. Mr. Pruitt, who joined our board of directors in June 2008, received a prorated annual retainer. Drs. Blumenfeld, Ferré, Freund, and Savarese and Messrs. Brunk, Chao, Dewey, and Stanksy did not receive any compensation in connection with their service on our board of directors during fiscal year 2008.

Equity Compensation

On a case-by-case basis, non-employee directors may be entitled to receive options, in an amount determined by our board of directors or its compensation committee in its respective discretion, to purchase shares of common stock upon initial election or appointment to the board of directors. In determining the number of options granted to a director upon initial election or appointment, the compensation committee uses its judgment and, consistent with our compensation objectives, maintains the flexibility necessary to recruit qualified and experienced directors. Furthermore, certain non-employee directors, specifically Dr. Moll and Messrs. Federico and Pruitt, are entitled to an annual grant of options to purchase 3,300 shares of the Company's common stock for a price per share equal to the fair market value of our common stock on the day of grant. In each case, one-third of the option grant vests on the first anniversary of the grant date with the remaining two-thirds of the option grant vesting ratably over the ensuing twenty-four months. We refer to the annual grant as the Anniversary Grant. Until February 2008, all outstanding options granted to our non-employee directors were issued under our 2004 Stock Incentive Plan. Thereafter, all options granted to our non-employee directors will be issued under our 2008 Omnibus Incentive Plan.

On April 25, 2008, our board of directors approved an option award to Mr. Pruitt of 9,900 shares of our common stock, subject to and effective upon the date of Mr. Pruitt's election to the board. On June 3, 2008, following Mr. Pruitt's election to our board, Mr. Pruitt was granted an option to purchase 9,900 shares of our common stock with an exercise price per share of $9.10, which was the closing price per share of our common stock on the grant date. One-third of the option grant vests on the first anniversary of Mr. Pruitt's election to the board. The remaining two-thirds of the option grant vests ratably over the ensuing 24 months of Mr. Pruitt's tenure on our board of directors.

The first anniversary dates of service for Mr. Federico and Dr. Moll were June 5, 2008 and August 24, 2008, respectively. On January 27, 2009, the compensation committee approved an Anniversary Grant to each of Mr. Federico and Dr. Moll in recognition of their first anniversary dates of service in 2008. Accordingly, on January 27, 2009, each of Mr. Federico and Dr. Moll were granted an option to purchase 3,300 shares of our common stock with an exercise price per share of $7.10, which was the closing price per share of our common stock on the grant date. Each option vests over three years as follows: one-third on the first anniversary of the grant date and two-thirds ratably over the remaining twenty-four months.

EXECUTIVE OFFICERS

Our executive officers, their respective ages as of April 16, 2009, and their positions with our company are as follows:

Name	Age	Position
Maurice R. Ferré, M.D.	48	President, Chief Executive Officer and Chairman
Fritz L. LaPorte	39	Senior Vice President of Finance and Administration, Chief Financial Officer and Treasurer
Rony A. Abovitz	38	Senior Vice President and Chief Technology Officer
Ivan Delevic(1)	43	Senior Vice President of Strategic Marketing and Business Development
Menashe R. Frank	42	Senior Vice President, General Counsel and Secretary
Duncan H. Moffat	48	Senior Vice President of Operations
Steven J. Nunes	50	Senior Vice President of Sales and Marketing

(1) Mr. Delevic joined our company on April 27, 2009.

The principal occupations and positions for at least the past five years of the executive officers named above are as follows:

Maurice R. Ferré, M.D. Please see "Election of Directors" above.

Fritz L. LaPorte, our Senior Vice President of Finance and Administration, Chief Financial Officer and Treasurer, has been with us since our inception in November 2004. From 2001 to November 2004, Mr. LaPorte served as Chief Financial Officer of Z-KAT, Inc. From 1997 to 2000, Mr. LaPorte served as the Director of Finance for Holy Cross Hospital, Inc., a 580-bed acute care facility in Fort Lauderdale, Florida. From 1993 to 1997, Mr. LaPorte served as a Senior Auditor in the Assurance Healthcare Group of Ernst & Young LLP, our independent registered public accounting firm. Mr. LaPorte holds a B.B.A. in accounting from Florida Atlantic University and is a Certified Public Accountant.

Rony A. Abovitz, our Senior Vice President and Chief Technology Officer, has been with us since our inception in November 2004. Mr. Abovitz was a co-founder of Z-KAT, Inc., and from 1997 to November 2004, he held various executive positions, including Chief Executive Officer and Chief Technology Officer. From 1994 to 1996, Mr. Abovitz worked as a research and development engineer for Lima Orthopedics, Inc. developing orthopedic implants. Mr. Abovitz holds a B.S. in mechanical engineering and an M.S. in biomedical engineering from the University of Miami.

Ivan Delevic, our Senior Vice President of Strategic Marketing and Business Development, joined our company in April 2009. Beginning in 2007 through April 2009, Mr. Delevic was a business development consultant to medical device companies through ATID Group Inc. and IDAT LLC, companies he founded in 2007. From 1996 to 2007, Mr. Delevic held various positions with General Electric's healthcare division, both domestically and internationally, including as General Manager for Molecular Imaging EMEA, Global Marketing and Sales Manager for Surgical Navigation, Business Development Manager with GE Healthcare's Global Business Development, Six Sigma Leader & Black Belt for Global Functional Imaging, and Sales Manager for Southeastern Europe. From 1992 to 1996, Mr. Delevic worked for Johnson & Johnson, Inc. as a Business Manager in Budapest, Hungary. Mr. Delevic holds a M.B.A. from the Technical University of Budapest through a joint program with Herriot-Watt University and a M.S. in Electrical Engineering from the Technical University of Budapest.

Menashe R. Frank, our Senior Vice President, General Counsel and Secretary, has been with us since our inception in November 2004. From July 2004 to November 2004, Mr. Frank was a legal consultant to Z-KAT, Inc. Mr. Frank was a corporate associate at the law firm of Hogan & Hartson LLP from 2001 to June 2004, and the law firm of Baker & McKenzie from 2000 to 2001. From 1998 to 2000, Mr. Frank served as Chief Legal Officer for Enticent.com, Inc., a marketing technology enterprise. He was also an associate in the business finance and restructuring department of the law firm of Weil, Gotshal & Manges LLP from 1996 to 1998. Mr. Frank holds a B.A. in political science from American University and a J.D. from the University of Miami School of Law.

Duncan H. Moffat, our Senior Vice President of Operations, has been with us since April 2008. From 2001 to 2008, Mr. Moffat served as Vice President of Operations for the nuclear medicine business of Philips Medical Systems, a worldwide manufacturer of medical imaging equipment. From 1998 to 2001, Mr. Moffat served as Vice President of Operations for Lumisys, a start-up company providing digital x-ray products that was sold to Eastman Kodak in 2001. Beginning in 1982, Mr. Moffat held various positions with the Lucas companies, first with two Lucas affiliates in England, followed by a position as project manager with Lucas Control Systems Products, Hampton, Virginia, and then by a position as Director of Operations with Lucas Deeco Systems, Hayward, California, from 1995 to 1998. Mr. Moffat holds a Bachelor of Science in Electrical and Electronic Engineering, Strathclyde University, Glasgow, Scotland.

Steven J. Nunes, our Senior Vice President of Sales and Marketing, has been with us since May 2006. From September 2002 to May 2006, Mr. Nunes served as Director of Commercialization for GE Healthcare, a unit of General Electric Company, a diversified technology, media, and financial services company. From 1996 to April 2002, Mr. Nunes held various positions, including Vice President of Sales and Marketing, at Visualization Technology, Inc., a medical device company for image-guided surgery, which was later acquired by GE Healthcare. In 1990, Mr. Nunes established SJN Medical Inc., an independent distributor of surgical endoscopy products, and served as its President until the company was acquired in 1996. Mr. Nunes holds a B.A. in broadcast journalism from the University of Massachusetts-Amherst.

COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

The purpose of this Compensation Discussion and Analysis is to provide material information about the compensation of our executive officers named below under the caption, "Executive Compensation—2008, 2007 and 2006 Summary Compensation Table," whom we refer to as our named executive officers. In this section, we provide an analysis and explanation of our executive compensation program and the compensation derived by our named executive officers from this program. All share numbers in this section and the tables that follow reflect our one-for 3.03 reverse split of our common stock effected in February 2008.

EXECUTIVE SUMMARY

This Compensation Discussion and Analysis outlines our executive compensation program. In particular, it explains our compensation philosophy, which is to provide performance-oriented incentives that fairly compensate our executive officers and enable us to attract, retain and motivate executives with outstanding ability and potential. We then discuss the elements of our executive compensation program including base salary, cash bonuses, and long-term equity compensation. This Compensation Discussion and Analysis also provides a summary of the key provisions of our employments agreements with each of our named executive officers, including the change in control arrangements.

COMPENSATION PHILOSOPHY AND OBJECTIVES

Our compensation philosophy is to offer our executive officers, including the named executive officers, compensation and benefits that are competitive and that meet our goals of attracting, motivating, and retaining highly skilled management so that we can achieve our financial and strategic objectives to create long-term value for our stockholders. We believe that compensation should be determined within a framework that is intended to reward individual contribution and strong financial performance by our company. Within this overall philosophy, our objectives are to:

- offer a total compensation program that takes into consideration competitive market requirements and strategic business needs;
- determine total compensation based on our company's overall financial performance as well as individual contributions; and
- align the financial interests of our executive officers with those of our stockholders.

Our board of directors has delegated to its compensation committee the authority to make all final decisions regarding the compensation of our named executive officers. In making such decisions, the compensation committee considers the various factors described below in this Compensation Discussion and Analysis with respect to particular compensation elements. In addition, the compensation committee typically considers, but is not required to accept, the recommendations of Dr. Ferré, our President and Chief Executive Officer, regarding the performance and proposed base salary, bonus target and equity awards for our named executive officers, including Dr. Ferré. The compensation committee may also request the assistance of Mr. LaPorte, our Chief Financial Officer, and our human resources department in evaluating the financial, accounting and tax implications of various compensation awards paid to the named executive officers. Neither Mr. LaPorte nor our human resources employees, however, recommend or determine the amounts or types of compensation paid to the named executive officers. Dr. Ferré and certain of our other executive officers may attend compensation committee meetings, as requested by the chairman of the compensation committee and depending on the issues to be discussed by the compensation committee, but none of these executive officers, including Dr. Ferré, attends any portion of the compensation committee meetings during which his compensation is discussed and approved.

The compensation committee historically has not performed competitive reviews of our compensation programs with those of similarly-situated companies, nor have we engaged in formal "benchmarking" of compensation paid to our named executive officers. The compensation committee did not engage in such benchmarking in 2008. In the third quarter of 2007, however, the compensation committee retained Radford Surveys and Consulting to conduct a review of the pre-IPO equity ownership levels for senior management at other pre-IPO medical device and biotechnology companies in later stages of financing, and provide an analysis of how the current equity holdings of our senior management, including each of the then named executive officers, compared to the median of the surveyed companies. As discussed below under "Elements of our Executive Compensation Program—Long-Term Equity Compensation," the survey showed that the equity holdings of our senior management, including Dr. Ferré, were below the median. As a result, the compensation committee recommended, and the board of directors approved, additional equity grants, primarily in an effort to retain these executives following the completion of our initial public offering, consistent with our objectives. We made these additional equity grants to all of our named executive officers in 2007 with the exception of a grant of stock options to Dr. Ferré which, as discussed below, we made effective upon the closing of our initial public offering in February 2008. We made these grants to bring the equity holdings of management in line with the median of the surveyed companies for retention purposes.

Radford Surveys and Consulting used the following survey sources to conduct their analysis: (i) the 2006 Radford Biotechnology Pre-IPO Executive Report, which included 30 pre-IPO biotechnology and pharmaceutical companies with outside investment levels between $40 and $80 million; (ii) the Dow Jones Venture Capital — Compensation Pro Database, which included pre-IPO companies that had classified themselves as a medical device company and were in the "later stage" rounds of financings (generally, any round after the second round of financing); and (iii) the Top 5 Pre-IPO Life Sciences Industry (Medical Device) Survey, which included 10 pre-IPO medical device companies that had completed series C rounds of financing. We do not know the component companies that were surveyed by Radford Surveys and Consulting as the companies' names were not included in the report that Radford provided to the compensation committee.

In analyzing pre-IPO ownership levels, our company was compared to the 50th percentile of the surveyed companies. While we compared our senior management to the median of the survey results for equity holding purposes, we do not believe it is appropriate to emphasize this target, as it was used for the limited purpose of determining equity holdings as a pre-IPO company and it was not seen as an indication that we intended to "benchmark" the equity holdings of our senior management at the median of a "peer group" of companies. Any such determinations as to whether or not we will "benchmark" in the future will be made by the compensation committee.

ELEMENTS OF OUR EXECUTIVE COMPENSATION PROGRAM

The principal elements of our executive compensation program have been base salary, cash bonus compensation and long-term equity compensation in the form of stock options or shares of restricted stock. We also have provided some named executive officers with limited perquisites and other benefits that the compensation committee believes were reasonable and consistent with the objectives of our executive compensation programs, as discussed below. In 2008, we made grants of performance-based compensation under our 2007-2008 performance-based cash bonus plan applicable to all employees in management positions, including the named executive officers, that we adopted in April 2007, and we made other grants of incentive compensation to certain of our employees, including some of the named executive officers. We discuss the grants more fully below.

Each of these compensation elements satisfies one or more of our retention, performance and alignment objectives, as described more fully below. We combine the compensation elements for each executive officer in a manner that the compensation committee believes, in its discretion and judgment, is consistent with the executive's contributions to our company and our overall goals with respect to executive compensation. We have not adopted any policies with respect to the mix of long-term versus currently-paid compensation, but believe that both elements are necessary for achieving our compensation objectives. Currently-paid compensation provides financial stability for each of our named executive officers and immediate reward for superior company and individual performance, while long-term compensation rewards achievement of strategic long-term objectives and contributes toward overall stockholder value. Similarly, while we have not adopted any policies with respect to the mix of cash versus equity compensation, we believe that it is important to encourage or provide for a meaningful amount of equity ownership by our named executive officers to help align their interests with those of our stockholders, one of our compensation objectives.

Base Salary

We believe that a competitive base salary is an important component of compensation as it provides a degree of financial stability for our executive officers and is critical to recruiting and retaining our executives. Base salary is also designed to recognize the scope of responsibilities placed on each executive officer and reward each executive for his unique leadership skills, management experience and contributions. We make a subjective determination of base salary after considering such factors collectively. Our compensation committee has historically reviewed the base salaries of our named executive officers on a periodic basis, as the facts and circumstances may warrant.

As discussed below under "Employment Agreements," each of our named executive officers entered into an employment agreement with us that established an initial base salary for each officer. In April 2008, when Mr. Moffat joined our company, we established his initial base salary at an annual amount of $210,000 pursuant to such an agreement. We determined this salary amount as a result of an arm's length negotiation with Mr. Moffat over the terms of his employment. The members of our compensation committee believe, based on their collective experience and general awareness of compensation practices, that this salary amount is comparable to salaries offered by our competitors for similar positions.

In February 2008, the compensation committee awarded merit pay increases to each of our named executive officers except for Dr. Ferré and Mr. Moffat, who had not yet joined our company, to reflect the compensation committee's subjective review of each named executive officer's overall individual 2007 performances. The compensation committee increased the base salary of each of Messrs. LaPorte, Abovitz and Frank from $176,550, $173,340 and $176,550, respectively, to $225,101. The compensation committee did not increase Dr. Ferré's base salary in 2008 because the committee believed that, due to prior increases, his base salary was at an appropriate level at that time.

Cash Bonuses

We have designed our cash bonus compensation arrangements to reward achievement of strategic and financial goals that support our objective of enhancing stockholder value and to motivate executives to achieve superior performance in their areas of responsibility.

In April 2008, the compensation committee approved the 2008 MAKO Metrics Scorecard as a tool to measure the Company's overall performance and achievement of specific goals and objectives as set forth in our annual operating plan and approved its use in connection with determining employee compensation matters under the 2008 Leadership Cash Bonus Plan. Pursuant to the 2008 Leadership Cash Bonus Plan, our management level employees, including our named executive officers, were eligible to be compensated in the form of a cash bonus with respect to performance in 2008. The 2008 Leadership Cash Bonus Plan was designed to encourage teamwork and collaboration among our employees and to reward them for achieving financial and operating goals that are key to the success of our business as measured by the 2008 MAKO Metrics Scorecard. Moreover, the board believed that a cash bonus plan that primarily measured achievement of company-wide performance targets was the appropriate mechanism for rewarding and motivating management, including our named executive officers, because each of these executives is responsible for, among other things, strategic, operational and financial objectives that cannot always be measured on an individual basis.

The 2008 Leadership Cash Bonus Plan provides that upon our achievement of specified measurable performance goals derived for our 2008 operating plan and set forth in the MAKO Metrics Scorecard, each management level employee, including our named executive officers, will be paid a cash performance bonus amount. The amount of this bonus will be a percentage of the employee's base salary based on a percentage of the MAKO Metrics Scorecard Percentage achieved by our company. The MAKO Metrics Scorecard Percentage represents the percentage of pre-defined goals that we achieved at the end of 2008, as determined by the compensation committee in its discretion. In connection with the determination of the amount of the bonus, there is a minimum and maximum MAKO Metrics Scorecard Percentage that governs any potential award.

· Our compensation committee also set potential bonus amounts for individual participants in the Leadership Cash Bonus Plan as measured by a percentage of base salary. For 2008, our compensation committee set the threshold, minimum and maximum percentages of base salary for our named executive officers at the following levels:

Name	Threshold (%)	Target (%)	Maximum (%)
Maurice R. Ferré, M.D.	20	50(1)	50(1)
Fritz L. LaPorte	20	25	50
Rony A. Abovitz..	20	25	50
Duncan H. Moffat..	13.5	16.9	33.7
Menashe R. Frank..	20	25	50

(1) Although Dr. Ferré participates in the Leadership Cash Bonus Plan, his employment agreement provides for a target cash bonus equal to 50% of his base salary, which may be increased or decreased at the compensation committee's discretion.

Our compensation committee set these percentages based on management's proposal and its subjective evaluation of the relative importance of our named executive officers' positions, the officers' past and expected future contributions, to the performance of our company, and, in the case of Dr. Ferré, the terms of the executive officer's employment agreement. Our compensation committee initially prorated the percentage applicable to Mr. Moffat to reflect his partial year of service.

In February 2008, management presented to our board of directors a proposed operating plan for 2008 which included the performance goals and criteria for our company for 2008. The operating plan was reviewed and approved by our board of directors in February 2008. Management then presented to our board of directors the proposed MAKO Metrics Scorecard for 2008 as a tool to measure the Company's performance against the defined business objectives set forth in the operating plan. In March 2008, our board of directors referred the proposed MAKO Metrics Scorecard for 2008 to the compensation committee for consideration for use in determining executive compensation. After the compensation committee considered the proposals, it made recommendations to management concerning the performance goals and criteria and approved a revised version of the performance goals and criteria in April 2008. The performance goals and criteria that the committee chose to govern potential awards under the Leadership Cash Bonus Plan for 2008 were the following:

- installations and customer acceptance of TGS units and achievement of revenue (including deferred revenue) for TGS units;
- number of MAKOplasty procedures performed and total MAKOplasty revenue;
- market release of TGS version 1.2 and version 1.3 and on-going development of version 2.0;
- commercialization and on-going development of MAKO-branded knee implant systems;
- submission of peer-reviewed manuscripts for publication to validate the clinical value of MAKOplasty;
- development of MAKOplasty Center of Excellence business case;
- development of strategic business plan and five-year technology roadmap;
- achievement of 2008 budget; and
- continuation of company values and vision.

We established a baseline target and stretch level metrics for each of these goals. We believed it was more likely than not that we would achieve the baseline target metric and reasonably possible that we would achieve the stretch level metric. The determination of whether and to what extent these metrics were achieved during 2008 was made by the compensation committee. Following the compensation committee's review in February 2009 of 2008 performance under the 2008 Leadership Cash Bonus Plan, the committee authorized cash bonus awards of $150,000, $56,275, $56,275, $52,500 and $56,275 to be paid to Dr. Ferré and Messrs. LaPorte, Abovitz, Moffat and Frank, respectively, following receipt of our 2008 year-end independent audit results confirming the accuracy of the auditable financial operating results contained in the 2008 MAKO Metrics Scorecard. These awards reflected achievement of 100% of the target levels established for 2008 plus, in the case of Mr. Moffat, an additional amount of $17,070, which is the

Version 1.3 of our TGS did not require submission of a 510(k) application. We received 510(k) marketing clearance from the FDA for the RIO system in the fourth quarter of 2008.

PMA Approval Pathway

A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process, or is not otherwise exempt from the FDA's premarket clearance and approval requirements. A PMA must generally be supported by extensive data, including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling, to demonstrate to the FDA's satisfaction the safety and effectiveness of the device for its intended use. No device that we are marketing to date has required premarket approval. During the review period, the FDA will typically request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel's recommendation. In addition, the FDA will generally conduct a pre-approval inspection of our or our third-party manufacturers' or suppliers' manufacturing facility or facilities to ensure compliance with the QSR.

New PMAs or PMA supplements are required for modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device's indication for use, manufacturing process, labeling and design. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. None of our products is currently approved under a PMA approval. However, we may in the future develop devices which will require the approval of a PMA. There is no guarantee that the FDA will grant PMA approval of our future products and failure to obtain necessary approvals for our future products would adversely affect our ability to grow our business.

Clinical Trials

Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) clearance. Such trials generally require an investigational device exemption application, or IDE, approved in advance by the FDA for a specified number of patients and study sites, unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an institutional review board, or IRB, for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, we also are required to obtain the patient's informed consent in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. We, the FDA or the IRB could suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the U.S. Similarly, in Europe the clinical study must be approved by a local ethics committee and in some cases, including studies with high-risk devices, by the ministry of health in the applicable country.

Post-Market Studies

To date, none of our submissions to the FDA has required the submission of clinical data and all of our studies to date have been post-market studies. We currently have 22 studies either recently completed or in progress. The studies, many of which are being conducted pursuant to IRB approval, range from cadaveric biomechanics studies to retrospective chart and radiographic reviews to prospective functional comparison studies to basic science histology studies. The results of these studies have been presented internationally as peer-reviewed presentations at conferences in the United States and abroad, Two MAKOplasty surgical technique book chapters and eleven peer-reviewed manuscripts on the technology and early clinical results have been published to date.

Employee Stock Purchase Plan

We have not adopted any formal employee equity ownership requirements or guidelines. In 2007, we adopted the 2008 Employee Stock Purchase Plan to encourage equity ownership by all of our employees, which became effective immediately upon completion of our initial public offering in February 2008. We offer subscriptions for shares of our common stock pursuant to the plan to eligible employees, including our named executive officers. Our named executive officers may participate in the plan on the same basis as all other eligible participants, who include substantially all of our salaried employees. The initial purchase period under the plan began on October 1, 2008 and the initial purchase date was December 31, 2008.

Perquisites and Other Benefits

As a general matter, we do not intend to offer perquisites or other benefits to any executive officer, including the named executive officers, with an aggregate value in excess of $10,000, because we believe we can provide better incentives for desired performance with compensation in the forms described above. We recognize that, from time to time, it may be appropriate to provide some perquisites or other benefits in order to attract, motivate and retain our executives, with any such decision to be reviewed and approved by the compensation committee as needed.

In connection with our hiring of Mr. Moffat, we agreed to reimburse him for reasonable relocation expenses up to a total of $160,000, net of applicable payroll taxes for non-reimbursable items. We agreed to provide this benefit to Mr. Moffat as a result of an arm's length negotiation with Mr. Moffat over the terms of his employment with our company, to encourage Mr. Moffat to relocate from California to Fort Lauderdale, Florida and based on the compensation committee's subjective evaluation of Mr. Moffat's likely contributions to the future performance of our company. To protect us in the event Mr. Moffat's employment terminates within the first two years of employment, the relocation expense benefit is subject to pro rated recoupment from Mr. Moffat if his employment terminates for any reason, other than by Mr. Moffat for good reason, within such period.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

Each of our named executive officers has an employment agreement that provides for severance payment arrangements following specified termination events. We have entered into these employment agreements because we believe they are necessary to retain our named executive officers and to obtain their agreement to post-employment restrictions, such as non-competition, non-solicitation and confidentiality, that protect our interests. We negotiated the severance provisions in the employment agreements with each of the named executive officers based on what the compensation committee believed, in its experience, to be a reasonable, but not overly generous, severance package to each executive and necessary to retain the executive. The terms of the employment agreements are discussed below under "Executive Compensation – Employment Agreements."

In February 2009, the compensation committee approved an amended and restated form of employment agreement for certain of our senior vice presidents because we believed it was necessary to expand the post-employment restrictions to provide greater protection to our company as it expands its business and to align our employment agreements with those utilized by similarly situated public companies. Following the committee's approval, we entered into amended and restated employment agreements with Messrs. LaPorte and Frank and an amendment to Dr. Ferré's existing employment agreement. These amendments broadened the post-employment noncompetition and non-solicitation restrictions so that the restrictions apply to any image guided surgical device and/or software used in combination with any surgical robotic device and/or software in the field of orthopedics. Mr. Moffat's employment agreement already contained these expanded noncompetition and non-solicitation restrictions. In consideration for these changes, we also agreed to the following modifications to the employment agreements of Messrs. LaPorte and Frank:

- Accelerated vesting of equity awards that vest based on time upon the occurrence of a change in control of our company or upon termination of employment as a result of death, disability, without cause or for good reason.
- Increased severance payments upon termination of employment and the occurrence of a change in control of our company.

- Eighteen month period of noncompetition and non-solicitation of employees and customers following termination of employment as a result of a change in control (lengthened from a twelve month period).

Dr. Ferré's employment agreement already provided for accelerated vesting of equity awards upon a change in control of our company. We had agreed to such accelerated vesting as a result of an arm's length negotiation with Dr. Ferré over the terms of his agreement. None of the named executive officers would automatically be entitled to severance payments under their employment agreements upon a change in control of our company, unless specific additional events occur, such as a material adverse change in responsibilities.

The compensation committee does not take into account severance packages in determining the amounts of other elements of compensation, such as base salary, cash bonus, stock option grants and restricted stock grants. See "Executive Compensation—Termination and Change in Control Payments" below for a description of the severance and change in control arrangements for our named executive officers.

EFFECT OF ACCOUNTING AND TAX TREATMENT ON COMPENSATION DECISIONS

In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications to us and our named executive officers. While we consider the applicable accounting and tax treatment, these factors alone are not dispositive, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives.

Section 162(m) of the Internal Revenue Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to covered employees, unless specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the programs are approved by stockholders and meet other requirements. In general, we have determined that we will not seek to limit executive compensation so that all of such compensation is deductible under Section 162(m). However, from time to time, we monitor whether it might be in our interests to structure our compensation programs to satisfy the requirements of Section 162(m). We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and, as a result, our compensation committee has not adopted a policy requiring all compensation to be deductible. Our compensation committee will continue to assess the impact of Section 162(m) on our compensation practices and determine what further action, if any, is appropriate.

Sections 280G and 4999 of the Internal Revenue Code impose an excise tax on certain payments to executives made in connection with a change in control and make such payments non-deductible to the company. The effects of Sections 280G and 4999 generally are unpredictable and can have widely divergent and unexpected effects based on an executive officer's personal compensation history. To ensure that Dr. Ferré receives the level of benefits that we intend, the compensation committee determined that it would be appropriate to pay the cost of any excise tax imposed under Sections 280G and 4999, in the event such provisions became applicable, plus an amount needed to pay income taxes due on such additional payment. Dr. Ferré's employment agreement accordingly provides for such a gross-up payment, which the compensation committee believes is consistent with its goal of offering a total compensation program that takes into consideration competitive market requirements.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed the above Compensation Discussion and Analysis with our management and, based on such review and discussion, has recommended to our board of directors that the Compensation Discussion and Analysis be included in this proxy statement and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

MAKO Surgical Corp.
COMPENSATION COMMITTEE

S. Morry Blumenfeld, Ph.D., Chairman
Gerald A. Brunk
Marcelo G. Chao

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid in 2008, 2007, and 2006 to our Chief Executive Officer, our Chief Financial Officer and each of the three other most highly compensated executive officers who were serving as executive officers on December 31, 2008. These five individuals are sometimes referred to collectively as the "named executive officers."

2008, 2007, and 2006 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Maurice R. Ferré, M.D.	2008	$ 300,000	—	$ 907,296	$ 284,665	$150,000	$ 1,010(4)	$ 1,642,971
President, Chief	2007	$ 299,058	—	$ 379,589	$ 18,339	$ 97,500	$1,149,320(5)	$ 1,943,806
Executive Officer and Chairman	2006	$ 274,000	$ 200,000	$ 73,112	—	—	—	$ 547,112
Fritz L. LaPorte	2008	$ 219,499	—	—	$ 125,634	$ 56,275	$ 909(4)	$ 402,317
Senior Vice President	2007	$ 175,686	—	—	$ 48,394	$ 57,379	—	$ 281,459
of Finance and Administration, Chief Financial Officer and Treasurer	2006	$ 159,692	$ 48,150	—	$ 9,118	—	—	$ 216,960
Rony A. Abovitz	2008	$ 219,128	—	—	$ 187,089	$ 56,275	$ 758(4)	$ 463,250
Senior Vice President	2007	$ 172,772	—	—	$ 76,263	$ 56,336	$ 26,815(6)	$ 332,186
and Chief Technology Officer	2006	$ 159,692	$ 48,150	—	$ 21,930	—	—	$ 229,772
Duncan H. Moffat (7) *Senior Vice President of Operations*	2008	$ 137,308	—	—	$ 81,053	$ 52,500	$ 160,848(8)	$ 431,709
Menashe R. Frank	2008	$ 219,499	—	—	$ 123,272	$ 56,275	—	$ 399,046
Senior Vice President,	2007	$ 175,686	—	—	$ 46,035	$ 57,379	—	$ 279,100
General Counsel and Secretary	2006	$ 159,692	$ 48,150	—	$ 6,759	—	—	$ 214,601

(1) Amounts represent discretionary cash bonus payments made to each named executive officer in respect of his performance in 2006 as determined by the compensation committee. All payments were made in the first quarter of 2007.

(2) Amounts represent the compensation expense recognized by the Company during 2008, 2007 and 2006, as computed in accordance with FAS 123(R), disregarding any estimated forfeitures relating to service-based vesting conditions. For a discussion of the assumptions made in the valuation of these awards, see Note 8 to Financial Statements in our Form 10-K for the year ended December 31, 2008.

(3) Amounts represent cash bonus payments made to the named executive officer pursuant to our Leadership Cash Bonus Plan. All payments were made in the first quarter of the year following the year in which the bonuses were earned.

(4) Amounts represent matching contributions under our 401(k) plan.

(5) On September 5, 2007, our board of directors forgave approximately $1,149,320 of outstanding loans, including accrued interest, that we made to Dr. Ferré.

(6) On September 5, 2007, our board of directors forgave approximately $25,000 of outstanding loans that we made to Mr. Abovitz.

(7) Mr. Moffat joined our company on April 28, 2008.

(8) Amount represents $848 of matching contributions made by the Company under its 401(k) plan and $160,000 of relocation and temporary housing expense. As part of our employment agreement with Mr. Moffat, and to encourage Mr. Moffat to relocate to Fort Lauderdale, Florida, we agreed to cover Mr. Moffat's relocation expenses and costs of temporary housing during the initial six-month relocation period.

2008 GRANTS OF PLAN-BASED AWARDS

The following table sets forth information with respect to grants of plan-based awards during 2008 to the named executive officers:

Name	Grant Date	Date of Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(2)	Grant Date Fair Value of Stock and Option Awards(($)(3)
Maurice R. Ferré, M.D.(4).....			$60,000	$150,000	$150,000	—	—	—
	2/20/08	8/24/07	—	—	—	198,019	$9.30	$1,053,759
Fritz L. LaPorte			45,020	56,275	112,551	—	—	—
Rony A. Abovitz....................			45,020	56,275	112,551	—	—	—
Duncan H. Moffat (5)............			28,344	35,430	70,861			
	4/28/08	4/25/08				100,000	$7.94	$454,529
Menashe R. Frank..................			45,020	56,275	112,551	—	—	—

(1) Represents the threshold, target and maximum amounts that could be earned by each named executive officer pursuant to our Leadership Cash Bonus Plan.

(2) Equals the closing price per share of our common stock on the date of grant.

(3) Represents the grant date fair value of the awards calculated in accordance with FAS 123(R).

(4) As discussed above in "Compensation and Discussion Analysis-Cash Bonuses," Dr. Ferré participates in the Leadership Cash Bonus Plan; however, his employment agreement provides for a target cash bonus equal to 50% of his base salary, which may be increased or decreased at the discretion of the compensation committee.

(5) Mr. Moffat's threshold, target and maximum amounts were pro-rated at the time the award was granted for the portion of 2008 in which he was employed by us.

EMPLOYMENT AGREEMENTS

On September 19, 2007, we entered into a new employment agreement with Dr. Ferré, which was subsequently amended and restated on November 12, 2007 to permit Dr. Ferré to serve on the board of directors of Z-KAT if approved by a majority of our disinterested directors. The employment agreement expires on December 31, 2010, subject to automatic renewal for successive one-year terms unless either party gives 120 days' notice of its intention not to renew the agreement. Under the employment agreement, Dr. Ferré is entitled to an initial base salary of $300,000 and an opportunity to earn a performance bonus with a target of 50% of his base salary under the Leadership Cash Bonus Plan, which performance bonus may be higher or lower based on the attainment of performance criteria that we establish. For a description of severance arrangements, see "Termination and Change in Control Payments" below. As noted above, in February 2009, we entered into an amendment to Dr. Ferré's employment agreement that provided for broader post-employment noncompetition and non-solicitation restrictions.

We entered into employment agreements, effective January 2005, with each of Messrs. LaPorte, Abovitz and Frank. Each of these agreements was amended and restated on February 5, 2007 to provide for a term of three years from the effective date of the original agreement. In April 2008, we entered into an employment agreement with Mr. Moffat for a term of one year. Each of these agreements provides for automatic renewal for successive one-year terms. These employment agreements provided for an initial negotiated base salary of $150,000 for each of Messrs. LaPorte, Abovitz and Frank and $210,000 for Mr. Moffat. See "Compensation Discussion and Analysis—Base Salary" above for the base salaries of the named executive officers as of December 31, 2008. Pursuant to these employment agreements, each of Messrs. LaPorte, Abovitz and Frank received options for 24,752, 82,508 and 13,201 shares, respectively, of our common stock upon closing of the Series B redeemable convertible preferred stock financing in July 2005. Mr. Moffat received options to purchase 100,000 shares of our common stock pursuant to his employment agreement. As part of our package to recruit Mr. Moffat to relocate to Fort Lauderdale, Florida in April 2008, we agreed to reimburse Mr. Moffat for up to $160,000 of his reasonable relocation expenses, including moving expenses, certain costs related to the purchase of a new home and the costs of temporary housing during the initial six-month relocation period. In the event that Mr. Moffat's employment is terminated for any reason during the first 24 months following his employment, other than by Mr. Moffat for good reason, Mr. Moffat is required to repay a prorated share of the relocation bonus. Each executive is also eligible to participate in various benefits programs that are available to our employees generally. In addition, the employment agreements provided for certain payments to be made to Messrs. LaPorte, Abovitz, Moffat and Frank upon termination of employment.

As noted above, in February 2009, we entered into amended and restated employment agreements with Messrs. LaPorte and Frank that provided for broader post-employment noncompetition and non-solicitation restrictions; accelerated vesting of equity awards that vest based on time upon the occurrence of a change in control of our company or upon termination of employment as a result of death, disability, without cause or for good reason; increased severance payments upon termination of employment and the occurrence of a change in control of our company; and longer noncompetition and nonsolicitation periods following termination of employment as a result of a change in control.

For a description of the terms of our named executive officers' arrangements concerning terminations of employment, including an estimation of the payments to be made, see "Termination and Change in Control Payments" below.

2008 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information with respect to outstanding equity awards of the named executive officers as of December 31, 2008:

	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#)					
Name	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Maurice R. Ferré	—	—	—	—	39,788(1)	$ 265,786(1)
	—	—	—	—	21,916(2)	$ 146,400(2)
	—	—	—	—	34,808(3)	$ 232,518(3)
	—	—	—	—	170,173(4)	$1,136,754(4)
	11,013(5)	24,231(5)	$ 11.12	9/05/2017	—	—
	37,128(6)	160,891(6)	$ 9.30	2/20/2018	—	—
Fritz L. LaPorte	69,867(7)	0(7)	$ 0.67	12/16/2014	—	—
	21,139(8)	3,613(8)	$ 1.27	7/18/2015	—	—
	21,312(9)	11,691(9)	$ 1.27	5/22/2016	—	—
	14,437(10)	18,566(10)	$ 2.48	3/26/2017	—	—
	16,500(11)	49,506(11)	$ 11.12	8/24/2017	—	—
Rony A. Abovitz	49,867(12)	0(12)	$ 0.67	12/16/2014	—	—
	70,467(13)	12,041(13)	$ 1.27	7/18/2015	—	—
	26,640(14)	14,614(14)	$ 1.27	5/22/2016		
	18,047(15)	23,207(15)	$ 2.48	3/26/2017	—	—
	23,786(16)	71,362(16)	$ 11.12	8/24/2017	—	—
Menashe R. Frank	34,933(17)	0(17)	$ 0.67	12/16/2014	—	—
	11,274(18)	1,927(18)	$ 1.27	7/18/2015	—	—
	21,312(19)	11,691(19)	$ 1.27	5/22/2016		
	14,437(20)	18,566(20)	$ 2.48	3/26/2017	—	—
	16,500(21)	49,506(21)	$ 11.12	8/24/2017	—	—
Duncan H. Moffat	12,500(22)	87,500(22)	$ 7.94	4/28/2018	—	—

(1) The vesting of the shares subject to this restricted stock award is as follows: (i) 90,945 shares vested on July 14, 2005; and (ii) 272,834 shares vest ratably monthly over a 48 month period through July 14, 2009.

(2) The vesting of the shares subject to this restricted stock award is as follows: (i) 20,627 shares vested on May 22, 2006; and (ii) 61,881 shares vest ratably monthly over a 48 month period through May 22, 2010.

(3) The vesting of the shares subject to this restricted stock award is as follows: (i) 20,627 shares vested on March 26, 2007; and (ii) 61,881 shares vest ratably monthly over a 48 month period through March 26, 2011.

(4) These shares of restricted stock vest ratably on a quarterly basis though August 24, 2011.

(5) The vesting of this stock option is as follows: (i) it vested with respect to 2,202 shares on December 5, 2007; and (ii) it vests with respect to 33,042 shares ratably quarterly over the remaining period through September 5, 2011.

(6) The vesting of this stock option is as follows: (i) it vested with respect to 12,376 shares on May 20, 2008; and (ii) it vests with respect to 185,643 shares ratably quarterly over the remaining period through February 20, 2012.

(7) This option vested with respect to all 69,867 shares on December 16, 2004.

(8) The vesting of this stock option is as follows: (i) it vested with respect to 6,188 shares on July 18, 2006; and (ii) it vests with respect to 18,564 shares ratably monthly over a 36 month period through July 18, 2009.

(9) The vesting of this stock option is as follows: (i) it vested with respect to 8,251 shares on May 22, 2007; and (ii) it vests with respect to 24,752 shares ratably monthly over a 36 month period through May 22, 2010.

(10) The vesting of this stock option is as follows: (i) it vested with respect to 8,251 shares vested on March 26, 2008; and (ii) it vests with respect to 24,752 shares ratably monthly over a 36 month period through March 26, 2011.

(11) The vesting of this stock option is as follows: (i) it vests with respect to 33,003 shares ratably quarterly over four years beginning on August 24, 2007; and (ii) it vests with respect to 33,003 shares ratably quarterly over four years beginning on February 20, 2008 subject to a satisfactory 2007 performance evaluation, which was achieved.

(12) This option vested with respect to all 69,867 shares on December 16, 2004. As of December 31, 2008, Mr. Abovitz had exercised this option with respect to 20,000 shares.

(13) The vesting of this stock option is as follows: (i) it vested with respect to 20,627 shares on July 18, 2006; and (ii) it vests with respect to 61,881 shares ratably monthly over a 36 month period through July 18, 2009.

(14) The vesting of this stock option is as follows: (i) it vested with respect to 10,313 shares on May 22, 2007; and (ii) it vests with respect to 30,941 shares ratably monthly over a 36 month period through May 22, 2010.

(15) The vesting of this stock option is as follows: (i) it vested with respect to 10,313 shares on March 26, 2008; and (ii) it vests with respect to 30,941 shares ratably monthly over a 36 month period through March 26, 2011.

(16) The vesting of this stock option is as follows: (i) it vests with respect to 47,574 shares ratably quarterly over four years beginning on August 24, 2007; and (ii) it vests with respect to 47,574 shares ratably quarterly over four years beginning on February 20, 2008 subject to a satisfactory 2007 performance evaluation, which was achieved.

(17) This option vested with respect to all 34,933 shares on December 16, 2004.

(18) The vesting of this stock option is as follows: (i) it vested with respect to 3,300 shares on July 18, 2006; and (ii) it vests with respect to 9,901 shares ratably monthly over a 36 month period through July 18, 2009.

(19) The vesting of this stock option is as follows: (i) it vested with respect to 8,251 shares on May 22, 2007; and (ii) it vests with respect to 24,752 shares ratably monthly over a 36 month period through May 22, 2010.

(20) The vesting of this stock option is as follows: (i) it vested with respect to 8,251 shares on March 26, 2008; and (ii) it vests with respect to 24,752 shares ratably monthly over a 36 month period through March 26, 2011.

(21) The vesting of this stock option is as follows: (i) it vests with respect to 33,003 shares ratably quarterly over four years beginning on August 24, 2007; and (ii) it vests with respect to 33,003 shares ratably quarterly over four years beginning on February 20, 2008 subject to a satisfactory 2007 performance evaluation, which was achieved.

(22) The vesting of this stock option is as follows: (i) it vested with respect to 6,250 shares on July 28, 2008; and (ii) it vests with respect to 93,750 shares ratably quarterly over the remaining period through April 28, 2012.

2008 OPTION EXERCISES AND STOCK VESTED

The following table sets forth information with respect to options exercised and stock vested during 2008:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Maurice R. Ferré, M.D.	—	—	161,030	$1,389,846
Fritz L. LaPorte	—	—	—	—
Rony A. Abovitz	20,000	$149,133	—	—
Menashe R. Frank	—	—	—	—
Duncan H. Moffat	—	—	—	—

(1) Value realized is the amount by which the market value of our common stock on the date of exercise exceeds the exercise price, multiplied by the number of shares for which the option was exercised.

(2) Value realized on vesting is determined by multiplying the number of vested shares by the price of our common stock on the vesting date. This amount is not intended to represent the value, if any, that is actually realized by the individual.

TERMINATION AND CHANGE IN CONTROL PAYMENTS

Dr. Ferré

The employment agreement for Dr. Ferré provides for the payment of severance benefits if Dr. Ferré is terminated without "cause" or if Dr. Ferré resigns for "good reason." Upon such a termination, Dr. Ferré will be entitled to receive all accrued but unpaid compensation, reimbursement of any outstanding reasonable business expenses, one times the sum of Dr. Ferré's annual salary and cash bonuses received by him during the preceding completed fiscal years in a lump sum payment and accelerated vesting of equity awards that vest based on the passage of time; provided that if the termination occurs in anticipation of a change in control of our company or within two years thereafter, the applicable multiplier will be two instead of one, payment of a prorated bonus for the year of termination, and assuming attainment of target performance goals, accelerated vesting of all equity awards that vest based on the attainment of performance goals at the greater of target levels or actual performance at the date of termination. Dr. Ferré is also entitled to a gross-up payment to the extent any payments payable to him in connection with a change in control become subject to an excise tax pursuant to sections 4999 and 280G of the Internal Revenue Code. The vesting of all equity that vests based on the passage of time will accelerate in the event of a change in control. In addition, all equity awards that vest based on the passage of time vest in the event of a termination of employment due to death or disability.

Under Dr. Ferré's employment agreement, "good reason" includes any of the following, in each case to the extent not corrected by us following 30 days' notice from Dr. Ferré:

- the assignment of duties materially inconsistent with Dr. Ferré's position and status or a materially adverse change in the nature of Dr. Ferré's duties, responsibilities and authorities from those described in his agreement;
- a material reduction in Dr. Ferré's annual salary or the setting of his annual target incentive opportunity in amounts materially less than those specified in his agreement;
- relocation of Dr. Ferré's principal work location more than 25 miles from our current headquarters;
- failure to elect or reelect Dr. Ferré to our board of directors or his removal from the board other than for cause;
- our failure to obtain an agreement from any successor to us to assume the agreement; or
- any other failure by us to perform any material obligation or provision of the agreement.

Under Dr. Ferré's employment agreement, "cause" includes any of the following, provided that the executive has been provided a copy of the resolution adopted by at least three-quarters of the independent members of our board of directors at a meeting of the board (after reasonable notice to the executive and an opportunity for the executive, together with the executive's counsel, to be heard before the board) finding that the executive was guilty of the specified conduct:

- conviction for commission of a felony or a crime involving moral turpitude;
- willful commission of any act of theft, fraud, embezzlement or misappropriation against us; or
- willful and continued failure to perform duties, which failure is not remedied within 30 days after we provide notice.

Messrs. LaPorte, Abovitz, Moffat and Frank

The current employment agreements for Messrs. LaPorte, Abovitz, Moffat and Frank provide for the payment of severance benefits to the executive if we terminate the executive's employment without "cause" or if the executive resigns for "good reason." Upon such a termination, the executive will be entitled to receive all accrued but unpaid compensation, reimbursement of any outstanding reasonable business expenses, an amount equal to six months with respect to Mr. Moffat and nine months with respect to Messrs. LaPorte, Abovitz, and Frank (18 months in the case of such a termination in connection with a change in control of our company for Messrs. LaPorte and Frank) of the executive's annual base salary at the rate then in effect, the costs of continuation of health benefits for six months with respect to Mr. Moffat and nine months with respect to Messrs. LaPorte, Abovitz, and Frank and, for Messrs. LaPorte and Frank, accelerated vesting of equity awards that vest based on the passage of time. The portion of severance determined on the basis of six, nine or eighteen months' base salary is payable in a lump sum for Messrs. LaPorte and Frank, and on a monthly basis for Messrs. Abovitz and Moffat. Prior to the amendment of the employment agreements described above under "Compensation Discussion and Analysis – Employment Agreement and Change in Control Arrangements," the portion of severance determined on the basis of nine or eighteen months' base salary and nine months' health benefits was determined on the basis of six months' base salary and health benefits for Messrs. LaPorte and Frank, and the vesting of their equity awards was not accelerated.

Under these employment agreements, "good reason" includes:

- a material adverse change of the executive's job responsibilities;
- a breach by us with respect to our compensation obligations under the employment agreement, which has not been cured within 30 days after the executive provides written notice or our notice of non-renewal;
- a decrease in executive's base salary not equally applied (on a percentage basis) to all employees subject to an employment agreement with us; or
- relocation of our headquarters to a location more than 100 miles from the location at the time the employment agreement was first executed.

We have the right to terminate Messrs. LaPorte, Abovitz, Frank and Moffat for cause if such termination is approved by not less than two-thirds of our board of directors, provided the executive is given at least five days' advance notice of such meeting and is given the opportunity to speak at such meeting. If we terminate the employment of any of these executives for cause or if the executive terminates his employment without good reason, the executive will be entitled to receive only accrued but unpaid compensation and reimbursement of any outstanding reasonable business expenses. Termination for cause may include termination as a result of any act or failure to act on the part of the executive that constitutes:

- the willful, knowing or grossly negligent failure or refusal of the executive to perform his duties under the employment agreement or to follow the reasonable directions of the Chief Executive Officer which has continued for 30 days following written notice of such failure or refusal from the board;
- a breach by the executive of any fiduciary duty to us or any of our subsidiaries for which the executive is required to perform services under the employment agreement;
- material and willful misfeasance or malfeasance by the executive in connection with the performance of his duties under the employment agreement;

- the executive's commission of an act which is a fraud or embezzlement;
- the conviction of the executive for, or a plea of guilty or nolo contendere, to a criminal act that is a felony;
- a material breach or default by the executive of any provision of the employment agreement that has continued for 30 days following notice of breach or default from the board;
- the executive's willful and material breach or violation of any law, rule or regulation (other than traffic violations or similar offenses);
- abuse of drugs or alcohol to our detriment; or
- not maintaining his primary residence in the South Florida region.

Following the amendment and restatement of the employment agreements described above under "Compensation Discussion and Analysis – Employment Agreement and Change in Control Arrangements," the agreements for Messrs. LaPorte and Frank also provide for the accelerated vesting of equity awards that vest based on time upon the occurrence of a change in control of our company or upon termination of employment as a result of death or disability, or, as described above, upon an involuntary termination of employment without cause or a voluntary termination for good reason. Each employment agreement includes customary non-competition and non-solicitation restrictions applicable to the executive for a period of twelve months after the termination of the executive's employment (eighteen months if the termination is in connection with a change in control of our company for Messrs. LaPorte and Frank), as well as customary confidentiality provisions. Prior to the amendment of the employment agreements described above under "Compensation Discussion and Analysis – Employment Agreement and Change in Control Arrangements," this restricted period was twelve months under all circumstances. In addition, each of these employment agreements provides that all confidential information that the executive has access to, uses or creates during his employment and all intellectual property resulting from work done by him on our behalf is our property.

Acceleration of Equity

Pursuant to the terms of restricted stock and option award agreements we have entered into with our named executive officers, no additional shares of common stock subject to any outstanding restricted stock and option awards will vest after termination of or by the executive for any reason. If the executive is terminated for cause, the executive will forfeit all rights to his options and the option will expire immediately. For all other terminations, other than death or disability, options expire on the ninetieth day after the termination date. Upon death or disability, options expire twelve months after the date of death or the date of termination resulting from disability.

Under the arrangements for our named executive officers that were in place as of December 31, 2008, in the event of a change in control, if the successor entity did not assume, continue or substitute for outstanding options and restricted stock, all outstanding shares of our restricted common stock would vest, and either (i) all options would become immediately exercisable or (ii) the board would elect to cancel any outstanding grants of options or restricted stock and pay an amount in cash or securities. These arrangements define a change in control as the dissolution or liquidation of our company; a merger, consolidation or reorganization of our company in which our company is not the surviving entity; a sale of substantially all of our assets; or any transaction that results in any person (other than certain related persons) owning 50% or more of the combined voting power of all classes of our common stock.

As described above, pursuant to the terms of our amended employment agreements with Messrs. LaPorte and Frank, and under Dr. Ferré's employment agreement in place as of December 31, 2008, in the event of a change in control or a termination of employment as a result of death, disability, without cause or for good reason, any unvested equity awards that vest on the passage of time would vest. A "change in control" of our company is defined under these employment agreements to mean any of the following:

- A transaction that results in any person (other than certain related persons) acquiring beneficial ownership of more than 50% of the voting power of the total combined voting power of our outstanding securities.
- A change in the majority of our directors over a two year period involving directors whose election or nomination for election by our stockholders has not been approved by a supermajority of the incumbent board.

- Our completion of an acquisition, merger, consolidation, reorganization, business combination or disposition of assets meeting specified criteria.
- The approval by our stockholders of a liquidation or dissolution of our company and the satisfaction or waiver of all material contingencies to such liquidation or dissolution.

Assuming a December 31, 2008 termination event, under the arrangements then in place, the aggregate severance and change in control payments to the named executive officers were estimated to be as follows:

Named Executive Officer	Termination by Company Without Cause or by Employee For Good Reason	Change in Control	Disability	Death
Maurice R. Ferré, M.D.	$2,267,901(1)	$2,985,160(2)	$1,940,040(3)	$1,936,898(4)
Fritz L. LaPorte	$ 118,040(5)	—	$ 5,490(6)	$ 3,239(7)
Rony A. Abovitz.......................	$ 177,408(8)	—	$ 5,721(6)	$ 3,627(7)
Duncan H. Moffat....................	$ 109,083(9)	—	$ 4,083(6)	$ 1,932(7)
Menashe R. Frank....................	$ 118,271(10)	—	$ 5,721(6)	$ 3,627(7)

(1) Represents a severance payment of $475,000, which equals Dr. Ferré's base salary, as of December 31, 2008, plus the average of the largest two cash bonuses received by Dr. Ferré for performance in 2006, 2007, and 2008, $11,443 associated with the continuation of healthcare coverage for Dr. Ferré and his family for one year, and $1,781,458 associated with the accelerated vesting of Dr. Ferré's equity awards.

(2) Represents a payment of $950,000, which equals two times the severance payment described in footnote (1) above, plus $11,443 associated with the continuation of healthcare coverage for Dr. Ferré and his family for one year plus $1,781,458 associated with the accelerated vesting of Dr. Ferré's equity awards plus a gross-up payment of $242,259 as a result of these benefits to Dr. Ferré being subject to an excise tax pursuant to sections 4999 and 280G of the Internal Revenue Code. Dr. Ferré would have been entitled to these benefits, in lieu of a severance payment, if he had been terminated without cause as of December 31, 2008 in anticipation of a change in control of our company or within two years thereafter. Upon a change in control without such a termination, Dr. Ferré would have been entitled only to $1,781,458 associated with the accelerated vesting of his equity awards.

In determining the amount of the excise tax gross-up included in the table above, we made the following material assumptions: a section 4999 excise tax rate of 20%, a 35% federal income tax rate, and a 1.45% Medicare tax rate. We also assumed that no value will be attributed to reasonable compensation under any non-competition agreement. At the time of any change in control, a value may be so attributed, which would result in a reduction of amounts subject to the excise tax.

(3) Represents cash bonus of $150,000 received by Dr. Ferré for performance in 2008, $8,582 associated with the continuation of healthcare coverage for Dr. Ferré and his family for nine months, and $1,781,458 associated with the accelerated vesting of Dr. Ferré's equity awards.

(4) Represents cash bonus of $150,000 received by Dr. Ferré for performance in 2008, $5,440 associated with the continuation of healthcare coverage for Dr. Ferré's family for nine months, and $1,781,458 associated with the accelerated vesting of Dr. Ferré's equity awards.

(5) Represents a severance payment of $112,550, which equals the continuation of base salary, as of December 31, 2008, for a period of six months plus $5,490 associated with the healthcare coverage for Mr. LaPorte and his family for a period of six months. No additional severance payments would have been payable upon or in connection with a change in control under the agreement in effect on December 31, 2008.

(6) Represents the continuation of healthcare coverage for the named executive officer and his family for a period of six months.

(7) Represents the continuation of healthcare coverage for the named executive officer's family for a period of six months.

(8) Represents a severance payment of $168,826, which equals the continuation of base salary, as of December 31, 2008, for a period of nine months, plus $8,582 associated with the continuation of healthcare coverage for Mr Abovitz and his family for nine months. No additional severance payments would be payable upon or in connection with a change in control under the agreement in effect on December 31, 2008.

(9) Represents a severance payment of $105,000, which equals the continuation of base salary, as of December 31, 2009, for a period of six months plus $4,083 associated with the continuation of healthcare coverage for Mr. Moffat and his family for six months. No additional severance payments would be payable upon or in connection with a change in control under the agreement in effect on December 31, 2008.

(10) Represents a severance payment of $112,550, which equals the continuation of base salary, as of December 31, 2008, for a period of six months plus $5,721 associated with the healthcare coverage for Mr. Frank and his family for a period of six months. No additional severance payments would have been payable upon or in connection with a change in control under the agreement in effect on December 31, 2008.

Assuming an April 16, 2009 change in control event, under the current arrangements, the aggregate severance and change in control payments to the named executive officers were estimated to be as follows:

Named Executive Officer	Termination by Company Without Cause or by Employee For Good Reason	Change in Control		Disability	Death
		Assuming No Termination	Assuming Termination		
Maurice R. Ferré, M.D. ...	$2,062,860(1)	$1,547,417(2)	$2,722,436(3)	$1,599,561(4)	$1,596,419(5)
Fritz L. LaPorte	$ 334,038(6)	$ 141,782(2)	$ 518,058(7)	$ 147,272(8)	$ 145,021(9)
Rony A. Abovitz..............	$ 184,161(10)	—	—	$ 5,721(11)	$ 3,627(12)
Duncan H. Moffat............	$ 119,083(13)	—	—	$ 4,083(11)	$ 1,932(12)
Menashe R. Frank............	$ 325,477(14)	$ 136,251(2)	$ 506,120(15)	$ 141,972(16)	$ 139,878(17)

(1) Represents a severance payment of $502,000, which equals the sum of Dr. Ferré's base salary, as of April 16, 2009, and the average of the largest two cash bonuses received by Dr. Ferré for performance in 2006, 2007, and 2008, plus $11,443 associated with the continuation of healthcare coverage for Dr. Ferré and his family for one year plus $1,547,417 associated with the accelerated vesting of Dr. Ferré's equity awards.

(2) Represents accelerated vesting of the named executive officer's equity awards upon a change in control of our company.

(3) Represents a payment of $1,004,000, which equals two times the severance payment described in footnote (1) above, plus $11,443 associated with the continuation of healthcare coverage for Dr. Ferré and his family for one year plus $1,547,417 associated with the accelerated vesting of Dr. Ferré's equity awards plus a gross-up payment of $159,576 as a result of these benefits to Dr. Ferré being subject to an excise tax pursuant to sections 4999 and 280G of the Internal Revenue Code. Dr. Ferré would have been entitled to these benefits, in lieu of a severance payment, if he had been terminated without cause as of April 16, 2009 in anticipation of a change in control of our company or within two years thereafter.

In determining the amount of the excise tax gross-up included in the table above, we made the following material assumptions: a section 4999 excise tax rate of 20%, a 35% federal income tax rate, and a 1.45% Medicare tax rate. We also assumed that no value will be attributed to reasonable compensation under any non-competition agreement. At the time of any change in control, a value may be so attributed, which would result in a reduction of amounts subject to the excise tax.

(4) Represents a prorated cash bonus Dr. Ferré is entitled to with respect to his performance in 2009 as of April 16, 2009 of $43,562 plus $8,582 associated with the continuation of healthcare coverage for Dr. Ferré and his family for nine months plus $1,547,417 associated with the accelerated vesting of Dr. Ferré's equity awards.

(5) Represents a prorated cash bonus Dr. Ferré is entitled to with respect to his performance in 2009 as of April 16, 2009 of $43,562 plus $5,440 associated with the continuation of healthcare coverage for Dr. Ferré's family for nine months plus $1,547,417 associated with the accelerated vesting of Dr. Ferré's equity awards.

(6) Represents a severance payment of $184,020, which equals the continuation of base salary, as of April 16, 2009, for a period of nine months plus $8,236 associated with the healthcare coverage for Mr. LaPorte and his family for a period of nine months plus $141,782 associated with the accelerated vesting of Mr. LaPorte's equity awards.

(7) Represents a payment of $368,040, which is the continuation of base salary, as of April 16, 2009, for a period of eighteen months, plus $8,236 associated with the continuation of healthcare coverage for Mr. LaPorte and his family for nine months plus $141,782 associated with the accelerated vesting of Mr. LaPorte's equity awards. Under the current employment agreement with Mr. LaPorte, he is entitled to a payment in connection with a change in control if he is terminated without cause in anticipation of a change in control or within nine months after a change in control.

(8) Represents $5,490 associated with the continuation of healthcare coverage for Mr. LaPorte and his family for a period of six months plus $141,782 associated with the accelerated vesting of Mr. LaPorte's equity awards.

(9) Represents $3,239 associated with the continuation of healthcare coverage for Mr. LaPorte's family for a period of six months plus $141,782 associated with the accelerated vesting of Mr. LaPorte's equity awards.

(10) Represents a severance payment of $175,579, which is the continuation of base salary, as of April 16, 2009, for nine months plus $8,582 associated with the continuation of healthcare coverage for Mr. Abovitz and his family for a period of nine months. No additional severance payments would be payable upon or in connection with a change in control under the agreement in effect on April 16, 2009.

(11) Represents the continuation of healthcare coverage for the named executive officer and his family for a period of six months.

(12) Represents the continuation of healthcare coverage for the named executive officer's family for a period of six months.

(13) Represents a severance payment of $115,000, which is the continuation of base salary, as of April 16, 2009, for six months plus $4,083 associated with the continuation of healthcare coverage for Mr. Moffat and his family for a period of six months. No additional severance payments would be payable upon or in connection with a change in control under the agreement in effect on April 16, 2009.

(14) Represents a severance payment of $180,644, which equals the continuation of base salary, as of April 16, 2009, for a period of nine months plus $8,582 associated with the healthcare coverage for Mr. Frank and his family for a period of nine months plus $136,251 associated with the accelerated vesting of Mr. Frank's equity awards.

(15) Represents a payment of $361,287, which is the continuation of base salary, as of April 16, 2009, for a period of eighteen months, plus $8,582 associated with the continuation of healthcare coverage for Mr. Frank and his family for nine months plus $136,251 associated with the accelerated vesting of Mr. Frank's equity awards. Under the current employment agreements with Mr. Frank, he is entitled to a payment in connection with a change in control if he is terminated without cause in anticipation of a change in control or within nine months after a change in control.

(16) Represents $5,721 associated with the continuation of healthcare coverage for Mr. Frank and his family for a period of six months plus $136,251 associated with the accelerated vesting of Mr. Frank's equity awards.

(17) Represents $3,627 associated with the continuation of healthcare coverage for Mr. Frank's family for a period of six months plus $136,251 associated with the accelerated vesting of Mr. Frank's equity awards.

AUDIT COMMITTEE REPORT

Our audit committee is composed of four "independent" directors, as determined in accordance with Rule 4200(a)(15) of The NASDAQ Stock Market's regulations and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. The audit committee operates pursuant to a written charter adopted by our board of directors, a copy of which is available on the Investor Relations page of our website at *www.makosurgical.com.*

As described more fully in its charter, the purpose of our audit committee is to assist the board of directors with its oversight responsibilities regarding the integrity of our company's financial statements, our compliance with legal and regulatory requirements, assessing the independent registered public accounting firm's qualifications, independence and performance. Management is responsible for preparation, presentation and integrity of our financial statements as well as our financial reporting process, accounting policies, internal accounting controls and disclosure controls and procedures. The independent registered public accounting firm is responsible for performing an independent audit of our financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The audit committee's responsibility is to monitor and oversee these processes. The following is the audit committee's report submitted to our board of directors for 2008.

The audit committee has:

- reviewed and discussed our audited financial statements with management and Ernst & Young LLP, our independent registered public accounting firm;
- discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, *Communications with Audit Committees*, as amended and adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T; and
- received from Ernst & Young LLP the written disclosures and the letter regarding their communications with the audit committee concerning independence as required by the applicable requirements of the PCAOB and discussed with Ernst & Young LLP the auditors' independence from our company and management.

In addition, the audit committee has met separately with management and with Ernst & Young LLP.

Based on the review and discussions referred to above, our audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2008 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Gerald A. Brunk, Chairman
Marcelo G. Chao
Charles W. Federico
William D. Pruitt

The foregoing audit committee report shall not be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 and shall not otherwise be deemed filed under these acts, except to the extent we specifically incorporate it by reference into such filings

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee has appointed Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2009, and our board of directors has directed management to submit the appointment of Ernst & Young LLP for ratification by the stockholders at the annual meeting.

Ernst & Young LLP has audited our financial statements since our inception in 2004. Representatives of Ernst & Young LLP will be present at the annual meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to questions from stockholders.

Stockholder ratification of Ernst & Young LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. Our board of directors is seeking such ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm, our audit committee will consider whether to retain that firm for 2009.

A majority of the shares present in person or by proxy and entitled to vote at the annual meeting is required for ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2009.

Our board of directors recommends that you vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2009. Shares of common stock represented by executed, but unmarked, proxies will be voted "FOR" such ratification.

PRINCIPAL ACCOUNTING FEES AND SERVICES

PRINCIPAL ACCOUNTING FEES AND SERVICES

Our auditors for the year ended December 31, 2008 were Ernst & Young LLP. We expect that Ernst & Young LLP will serve as our auditors for fiscal year 2009.

	2008	2007
Audit fees(1)	$385,500	$1,037,000
Audit-related fees(2)	50,000	—
Tax fees	—	—
All other fees(3)	1,500	2,000
Total fees	$437,000	$1,039,000

(1) Represents fees for the audit of our annual consolidated financial statements and reviews of the interim financial statements. Included in the audit fees for 2008 are fees totaling $38,000 incurred in connection with our equity financing which closed on October 31, 2008. Included in the audit fees for 2007 are fees totaling $837,000 incurred in connection with our initial public offering.

(2) Represents fees incurred in connection with providing consultation services in connection with the Company's reporting on internal control over financial reporting as of December 31, 2008 in anticipation of an audit of the Company's internal control over financial reporting in 2009.

(3) Represents subscription fees for the EY Online web-based research service.

PRE-APPROVAL POLICIES AND PROCEDURES

The audit committee has established a pre-approval policy that provides for the pre-approval of audit, audit-related, tax and other services specifically described by the committee on an annual basis. Unless a type of service is pre-approved under the policy, it will require separate pre-approval by the committee if it is to be provided by our independent registered public accounting firm. The policy authorizes the committee to delegate to one or more of its members pre-approval authority with respect to permitted services. Mr. Pruitt, our Audit Committee Chairman, has the delegated authority to pre-approve such services up to a specified aggregate fee amount. These pre-approval decisions are presented to the full Audit Committee at its next scheduled meeting.

All audit and other fees for services set forth in the table above were pre-approved by our audit committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS

Pursuant to the rules of the SEC, services that deliver our communications to stockholders that hold their stock through a bank, broker or other holder of record may deliver to multiple stockholders sharing the same address a single copy of our annual report to stockholders and this proxy statement. Upon oral or written request, we will promptly deliver a separate copy of the annual report to stockholders or this proxy statement to any stockholder at a shared address to which a single copy of the document was delivered. Stockholders sharing an address may also request delivery of a single copy of the annual report or proxy statement if they are currently receiving multiple copies of such documents. Stockholders may notify us of their requests by calling or writing to Menashe R. Frank, Senior Vice President, General Counsel and Secretary, MAKO Surgical Corp., 2555 Davie Road, Ft. Lauderdale, Florida 33317, telephone number: (954) 927-2044.

OTHER MATTERS

Our board of directors knows of no other matters to be presented at the annual meeting other than those mentioned in this proxy statement. If any other matters are properly brought before the annual meeting, it is intended that the proxies will be voted in accordance with the best judgment of the person or persons voting the proxies.

By Order of the Board of Directors,
MAKO Surgical Corp.



MENASHE R. FRANK
Secretary

Fort Lauderdale, Florida
April 30, 2009

We will furnish to any stockholder, without charge, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008. You may obtain a copy of the Form 10-K by writing to Menashe R. Frank, Senior Vice President, General Counsel and Secretary, MAKO Surgical Corp., 2555 Davie Road, Ft. Lauderdale, Florida 33317 or on our website at www.makosurgical.com.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2008
Commission file number: 001-33966

MAKO SURGICAL CORP.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**20-1901148**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
2555 Davie Road, Fort Lauderdale, FL	**33317**
(Address of Principal Executive Offices)	*(Zip Code)*

(954) 927-2044
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	*Name of Exchange on Which Registered*
Common stock, $0.001 par value per share	**The NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates of the registrant as of March 2, 2009 was approximately $111,632,511 (based on a closing price of $7.74 per share on The NASDAQ Global Market as of such date).

As of March 2, 2009, the registrant had outstanding 24,984,927 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive proxy statement for the 2009 annual meeting of stockholders will be incorporated by reference into Part III of this Annual Report on Form 10-K when filed with the Securities and Exchange Commission.

MAKO SURGICAL CORP.

INDEX TO FORM 10-K

We have received or applied for trademark registration of and/or claim trademark rights, including in the following marks that appear in this report: "MAKO Surgical Corp.," "MAKOplasty®," "RIO," "RESTORIS®," "Tactile Guidance System" and "TGS," as well as in the MAKO Surgical Corp. "MAKO" logo, whether standing alone or in connection with the words "MAKO Surgical Corp." All other trademarks, trade names and service marks appearing in this report are the property of their respective owners. Unless the context requires otherwise, the terms "registrant," "company," "we," "us" and "our" refer to MAKO Surgical Corp.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements generally preceded by, followed by or that include the words "believe," "could," "expect," "intend," "may," "anticipate," "plan," "predict," "potential," "estimate" or similar expressions. These statements include, but are not limited to, statements related to:

- the timing and number of planned new product introductions;
- market acceptance of the MAKOplasty solution;
- the effect of anticipated changes in the size, health and activities of population on the demand for our products;
- assumptions and estimates regarding the size and growth of certain market segments;
- our ability and intent to expand into international markets;
- the timing and anticipated outcome of clinical studies;
- assumptions concerning anticipated product developments and emerging technologies;
- the future availability from third-party suppliers, including single source suppliers, of components for our robotic arm and implant systems for our knee MAKOplasty solution;
- the viability of maintaining our licensed intellectual property or our ability to obtain additional licenses necessary to our growth;
- the anticipated adequacy of our capital resources to meet the needs of our business;
- our continued investment in new products and technologies;
- the ultimate marketability of newly launched products and products currently being developed;
- the ability to implement new technologies successfully;
- future declarations of cash dividends;
- our goals for sales and earnings growth;
- our ability to sustain sales and earnings growth;
- our success in achieving timely approval or clearance of products with domestic and foreign regulatory entities;
- the stability of certain domestic and foreign economic markets;
- the impact of anticipated changes in the medical device industry and our ability to react to and capitalize on those changes;
- our ability to take advantage of technological advancements; and
- the impact of any managerial changes.

Forward-looking statements reflect our current expectations and are not guarantees of performance. These statements are based on management's beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to these forward-looking statements include, among others, assumptions regarding demand for our products, expected pricing levels, raw material costs, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. You are cautioned that reliance on any forward-looking statement involves risks and uncertainties. Although we believe that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance that the forward-looking statements contained in this report will prove to be accurate. The inclusion of a forward-looking statement in this report should not be regarded as a representation by us that our objectives will be achieved.

Forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict and could, among other things, cause actual results to differ from those contained in forward-looking statements made in this report. Such factors, among others, may have a material adverse effect on our business, financial condition and results of operations and may include, but are not limited to, factors discussed under Item 1A, "Risk Factors," and the following:

- a further economic downturn that may have a significant adverse effect on the ability of our customers to secure adequate funding, including access to credit, for the purchase of our products or that may cause our customers to delay a purchasing decision;
- changes in general economic conditions and interest rates;
- changes in the availability of capital and financing sources, for our company and our customers;
- changes in competitive conditions and prices in our markets;
- changes in the relationship between supply of and demand for our products;
- fluctuations in costs of raw materials and labor;
- changes in other significant operating expenses;
- unanticipated issues related to product launches, particularly the launch of the RIO Robotic Arm Interactive Orthopedic system;
- decreases in sales of our principal product lines;
- slow downs or inefficiencies in our product research and development efforts;
- increases in expenditures related to increased government regulation of our business;
- unanticipated issues in securing regulatory clearance or approvals for upgrades or changes to our products;
- developments adversely affecting our potential sales activities outside the United States;
- increases in cost containment efforts by group purchasing organizations;
- loss of key management and other personnel or inability to attract such management and other personnel;
- increases in costs of retaining a direct sales force and building a distributor network;
- unanticipated issues related to, or unanticipated changes in or difficulties associated with, the recruitment of agents and distributors of our products;
- unanticipated expenditures related to any future litigation; and
- unanticipated intellectual property expenditures required to develop, market and defend our products.

We caution you not to place undue reliance on these forward-looking statements, as they speak only as of the date they were made. We do not undertake any obligation to release any revisions to these forward-looking statements publicly to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. BUSINESS

OVERVIEW

We are a medical device company that markets our advanced robotic arm solution and orthopedic implants for minimally invasive orthopedic knee procedures. We offer MAKOplasty, an innovative, restorative surgical solution that enables orthopedic surgeons to consistently, reproducibly and precisely treat patient specific, early to mid-stage osteoarthritic knee disease.

Z-Kat, Inc. was formed in 1997 to develop and commercialize computer assisted surgery, or CAS, applications. Z-Kat acquired, developed and commercialized certain CAS intellectual property and technology assets and also acquired and developed, but did not commercialize, certain haptic robotic intellectual property and technology assets. At the direction of its board of directors and shareholders, Z-Kat formed MAKO Surgical Corp. and incorporated it in Delaware in November 2004, initially as a wholly owned subsidiary, to develop and commercialize unique applications combining CAS with haptic robotics in the medical field of orthopedics. In February 2008, our common stock began trading on The NASDAQ Global Market under the ticker symbol "MAKO" and we closed our initial public offering, or IPO.

MAKOplasty is performed using our proprietary, U.S. Food and Drug Administration, or FDA, cleared robotic arm system and proprietary knee resurfacing implants. Our robotic arm systems, branded as our first generation Tactile Guidance System, or TGS, and our second generation RIO Robotic Arm Interactive Orthopedic system, or RIO, utilize tactile guided robotic arm technology and patient specific visualization to prepare the knee joint for the insertion and alignment of our resurfacing implants through a small incision in a minimally invasive, bone preserving and tissue sparing procedure. Our RESTORIS family of knee implants is designed to enable minimally invasive restoration of one or two of the diseased compartments of the knee joint. We believe MAKOplasty will empower physicians to address the needs of the large and growing, yet underserved population of patients with early to mid-stage osteoarthritic knee disease who desire a restoration of quality of life and reduction of pain, but for whom current surgical treatments are not appropriate or desirable due to the highly invasive nature of such procedures, the slow recovery and the substantial costs of rehabilitation, medication and hospitalization.

Unlike conventional knee replacement surgery, which requires extraction and replacement of the entire joint, MAKOplasty enables resurfacing of one or two specific diseased compartments of the joint, preserving significantly more soft tissue and healthy bone of the knee. We believe localized resurfacing can be optimized using our robotic arm technology, which offers consistently reproducible precision to surgeons to achieve optimal implant placement and alignment for smaller, more easily inserted modular implant components. We believe that the tissue sparing and bone conserving techniques enabled with MAKOplasty can offer substantial advantages to patients, surgeons and healthcare providers. Because of the minimally invasive nature of the procedure, smaller incisions are possible, which lead to less tissue loss and faster recoveries, thereby reducing the overall costs of rehabilitation, medication and hospitalization. In addition, because more of the patient's natural anatomy is preserved and less trauma is inflicted on the knee, we believe that patients who undergo MAKOplasty have the potential to experience better functionality and more natural knee movements, thereby achieving an improved post-operative quality of life. Significantly, the expansion of our RESTORIS family of implants for use in single and bicompartmental knee resurfacing procedures provides the ability to address a broader range of the patient population suffering from early to mid-stage osteoarthritis. Finally, because our robotic arm systems are easy to use, we believe that our MAKOplasty solution makes resurfacing procedures accessible to orthopedic surgeons with a broad range of training and skills and has the potential to lead to greater adoption of knee resurfacing solutions for early to mid-stage osteoarthritis of the knee.

In May 2005, we obtained 510(k) marketing clearance from the FDA for a haptic imageless surgical guidance system. In November 2005, we obtained 510(k) marketing clearance from the FDA for version 1.0 of our TGS, a CT based patient specific visualization system with a robotic arm, which was the predecessor device to our RIO system and enabled MAKOplasty for a single compartment of the knee joint using a standard unicompartmental implant. In January 2008, we received 510(k) marketing clearance from the FDA for version 1.2 of our TGS, which allowed for MAKOplasty using an alternative standard unicompartmental knee implant and incorporated several software upgrades developed and introduced since the commercial introduction of version 1.0. We commercially launched version 1.2 in the first quarter of 2008 and version 1.3 (the modifications to which did not require 510(k) marketing clearance) in the third quarter of 2008. In the first quarter of 2006 we received 510(k) clearance for our tibial inlay knee implant system and in the fourth quarter of 2007 we received 510(k) clearance for our tibial onlay knee implant system and for our combined inlay and onlay system, branded as RESTORIS. In the second quarter of 2008, we received 510(k) clearance for our novel unicompartmental knee implant and 510(k) clearance for our patellofemoral knee implant, predecessor components of our proprietary multicompartmental implant system. In the fourth quarter of 2008, we received 510(k) marketing clearance from the FDA for the RIO system, which is version 2.0 of our TGS, and our multicompartmental knee implant system, branded as RESTORIS MCK. We intend to commercially launch both the RIO system and the RESTORIS MCK multicompartmental knee implant system in the first half of 2009.

As part of the TGS sales contracts, TGS customers are entitled to receive an upgrade of their TGS unit to a RIO system at no additional charge, with the exception of one customer who had the right to receive it at a discounted price. Through December 31, 2008, we commercially installed seventeen TGS units, all of which achieved customer acceptance, and installed one additional non-commercial unit for research and evaluation purposes. As of December 31, 2008, 782 knee MAKOplasty procedures had been performed since commercial introduction in June 2006. We currently have 22 post-market studies of MAKOplasty, either recently completed or in progress, which are aimed at demonstrating the accuracy of the placement and alignment of our knee implants and the clinical value of the MAKOplasty procedure. To date, the results of these studies have been presented internationally as peer-reviewed presentations at conferences in the United States and abroad. We have an intellectual property portfolio of more than 250 licensed or owned patents and patent applications relating to the areas of computer assisted surgery, robotics, haptics and implants.

We generate revenue from unit sales of our TGS, sales of our implants and disposable products and the sale of extended warranty service contracts. We anticipate generating revenue from future sales of RIO systems. To date, we have recognized revenue primarily from the sale of implants and disposable products utilized in MAKOplasty procedures. Recognition of deferred revenue in our statements of operations associated with the sale of TGS units depends on delivery of the RIO system, which we intend to commercially launch in the first half of 2009.

INDUSTRY BACKGROUND

The Growing Osteoarthritis Problem

Osteoarthritis is a common medical condition that leads to the degeneration of joints from aging and repetitive stresses, resulting in a loss of the flexibility, elasticity and shock-absorbing properties of the joints. As osteoarthritis disease progresses, the cartilage and other soft tissues protecting the surfaces of key joints in the body, including knees, hips and shoulders, deteriorate, resulting in substantial and chronic joint pain, numbness and loss of motor function. This pain can be overwhelming for patients and can have significant physical, psychological, quality of life and financial implications. According to estimates by the National Institutes of Health, or NIH, 21 million people in the U.S., or 12.1% of the U.S. population age 25 and older, suffer from osteoarthritis.

Compelling demographic trends, such as the growing, aging and more active population and rising obesity rates are expected to be key drivers in the continued growth of osteoarthritis. The NIH projects that by 2030, 20% of Americans, or approximately 72 million people, will be 65 years or older and will be at high risk of developing osteoarthritis. According to Frost & Sullivan, it is estimated that in 2007 there were 73.7 million obese people in the U.S. and by 2012, as many as 88 million Americans will suffer from obesity. According to the American Journal of Epidemiology, obese women had nearly four times the risk of suffering from osteoarthritis of the knee as non-obese women, and obese men had nearly five times the risk of suffering from osteoarthritis of the knee as non-obese men.

For the most severe cases of osteoarthritis, in which patients suffer from extreme pain, reconstructive joint surgery may be required. Reconstructive joint surgery involves the removal of the bone area surrounding the affected joint and the insertion of one or more manufactured implants as a replacement for the affected bone. According to *The Orthopaedic Industry Annual Report* for the year ended June 15, 2008, published by Knowledge Enterprises, Inc., global sales of joint replacement products in 2007, including knees, hips, elbows, wrists, digits and shoulders, were $11.6 billion, an increase in sales of nearly 11% over 2006, of which sales in the United States represented $6.1 billion. According to Frost & Sullivan, the joint implant market is expected to grow to nearly $10 billion by 2013, with knee and hip implant systems representing the two largest sectors.

Market for Osteoarthritis of the Knee

The knee joint consists of the medial, patellofemoral and lateral compartments. As depicted below by the shaded diseased areas of the knee joint, osteoarthritis of the knee usually begins with the deterioration of the soft tissue and cartilage in the medial compartment and progresses to either or both the patellofemoral and lateral compartments. The progression of osteoarthritis of the knee can take many years, and even in the early stages, it can result in substantial pain for the patient and a reduction in the quality of life.


Patellofemoral
Compartment
Femur
Lateral
Compartment
Medial
Compartment
Fibula
Tibia
Early-Stage
Mid-Stage
Late-Stage

According to Datamonitor, in 2006 there were approximately 15 million people in the U.S. with osteoarthritis of the knee. The growth of osteoarthritis of the knee among the U.S. population is expected to accelerate as the increasingly active population ages and obesity rates increase. As a result of this substantial clinical need, the market for orthopedic knee procedures in the U.S. has experienced tremendous growth over the past decade. According to data compiled by Orthopedic Network News, the U.S. knee implant market was greater than $3.3 billion in 2007, which represents growth of 9.3% from 2006 to 2007. In addition to the substantial costs of the procedure itself, total knee replacement and resurfacing procedures represent significant incremental costs to the healthcare system. These include costs associated with rehabilitation, medication, hospitalization and, over the long-term, costs incurred as a result of replacements or revisions that may be required due to wear and tear or improper placement.

Current Orthopedic Knee Arthroplasty Approaches

Arthroplasty options for treating osteoarthritis of the knee have historically been limited to either total knee replacement surgery or knee resurfacing procedures.

Total Knee Replacement.

Currently, most people who choose to surgically address osteoarthritis of the knee elect to undergo total knee replacement surgery. Total knee replacement is a highly invasive surgical procedure in which a patient's diseased knee joint is removed and replaced with a manufactured replacement knee joint comprised of several components that attempt to mimic the normal function of the knee joint. The procedure requires a large incision ranging from 4 to 12 inches to accommodate the complex scaffold of cutting blocks and jigs required to execute the blunt, planar cuts involved in total knee replacement surgery and to prepare the knee for insertion of the large implants. Both internal and external soft tissue damage is significant in this procedure as the entire knee joint is fully exposed and much of the bone and tissue surrounding it are removed. The bone cuts are also extensive, presenting a large surface area for bone bleeding. The implants are typically manufactured out of metal, ceramic or polymers and have an approximate useful life of between 15 and 20 years before they usually are revised or replaced.

The figures below illustrate a conventional total knee replacement surgery and implant:


Invasive Planar Cuts for Bone Removal
Manually-Positioned Cutting Block Pinned to Bone - Potential Source of Malallignment
Damage to Healthy Soft Tissue
Large Invasive Incision Required for Cutting Blocks and Implant

Total Knee Replacement Surgery



Total Knee Implant

Despite its long history as an established and effective orthopedic procedure, total knee replacement surgery is not an ideal option for many patients suffering from early to mid-stage, unicompartmental or multicompartmental degeneration of the knee. Some of the principal limitations of total knee replacement surgeries include:

- highly invasive nature of the surgical procedure, which requires a large incision ranging from 4 to 12 inches to prepare and implant the large implants;
- significant damage to the bone and tissue surrounding the joint;
- substantial bone bleeding;
- required removal of all three compartments of the knee, regardless of which compartments are actually diseased;
- extended and often painful recovery time and rehabilitation;
- reduced mobility and range of motion; and
- likely implant replacement or revision in approximately 15 to 20 years when the implant reaches the end of its useful life.

For these and other reasons, many people who are eligible for total knee replacement surgery elect not to undergo or postpone the procedure, choosing instead to suffer significant pain and limited mobility.

Unicompartmental and Bicompartmental Knee Resurfacing.

Unicompartmental and bicompartmental knee resurfacing is a less invasive arthroplasty procedure in which only the arthritic region of the knee is removed and a small implant is inserted to resurface the diseased compartment of the knee. Unicompartmental and bicompartmental knee resurfacing procedures are ideal for patients with early to mid-stage osteoarthritis and are aimed at sparing the healthy bone, cartilage and other soft tissues typically removed in a conventional total knee replacement procedure. Today, these procedures are generally performed manually and require a level of training, expertise and precision that significantly exceeds what is required for the typical total knee replacement surgery. Orthopedic Network News has estimated that 47,800 unicompartmental knee resurfacing procedures were performed in 2007 in the United States, which represents a 3.2% increase from the estimated 46,300 such procedures performed in 2006 in the United States.

Unicompartmental and bicompartmental knee resurfacing are potentially more desirable procedures than total knee replacement surgery for patients suffering from early to mid-stage degeneration of the knee because they preserve more of the patient's natural anatomy and result in less trauma to the patient. As a result, patients experience less tissue loss and faster recoveries. However, despite the potential clinical, quality of life and cost benefits of these procedures, they have achieved only limited adoption to date, in part, as a result of the following limitations that make performing these procedures very difficult:

- the restricted room to maneuver and impeded line of sight due to the smaller incision and minimally invasive nature of the procedures which make it difficult to insert, place and align the implant properly; and
- the complex process of removing portions of the bone and resurfacing the knee joint in preparation for the implant.

The difficulties in manually executing unicompartmental or bicompartmental knee resurfacing procedures can result in inaccurate implant alignment, which can lead to reduced range of motion and premature implant failure. In light of the difficulties, many physicians choose not to recommend these procedures and many patients choose either to live with the osteoarthritic pain or to undergo total knee replacement surgery. According to Medtech Insight, LLC, some experts estimate that between 5% to 20% of patients who underwent total knee replacement surgeries had osteoarthritis in only one or two compartments of the knee, which we believe may qualify them as appropriate candidates for a either a unicompartmental or bicompartmental implant.

Introduction of Minimally Invasive Surgery

Over the past thirty years, one of the most significant medical trends has been the development of minimally invasive methods of performing surgical procedures. Compared to traditional, open surgical techniques, minimally invasive techniques that employ image guided surgical systems offer potentially superior benefits for patients, surgeons and hospitals. For patients, these techniques result in reduced procedure related pain and less scarring at the incision site leading to faster recovery times and shorter post-operative hospital stays, as well as better aesthetic outcomes. For the surgeon, these techniques reduce procedure related complications and have the potential to reduce risks associated with more invasive procedures. For the hospital, these procedures can result in reduced hospital stays from faster recovery times and lower rates of complications.

Despite the many benefits of minimally invasive techniques, however, they also present several notable limitations due to the restricted surgical space, including:

- restricted vision at the anatomical site;
- cumbersome handling of surgical instruments;
- difficult hand eye coordination; and
- limited tactile feedback.

Minimally invasive approaches have seen substantial adoption in various surgical fields where procedures can be performed within existing anatomical cavities of the human body. However, because of the limitations of minimally invasive techniques, they have been less successful for complex surgical procedures requiring cutting and replacement of large anatomical parts that nevertheless require precision and control.

Introduction of Robotics into Other Surgical Fields

We believe that the application of robotics technologies in minimally invasive surgical procedures represents the next generation in the evolution of the surgical technique. These technologies are being developed to provide surgeons with a more precise, repeatable and controlled ability to perform complex procedures by offering increased visual acuity and greatly improved tactile feedback. These characteristics empower surgeons to better control their surgical technique and limit the margin of error.

With the assistance of robotics technology, an increasing number of surgeons have been able to perform procedures previously limited to a small subset of highly skilled surgeons. In addition, robotics technology has allowed these procedures to be performed in a more minimally invasive manner, requiring only small incisions, which result in reduced procedure related trauma, fewer infections and post-procedure complications and reduced recovery and hospitalization periods.

Robotics technology has been successfully applied in a variety of diverse fields including urology, gynecology, cardiothoracic surgery and catheter based interventional cardiology and radiology. The success of robotics technologies in these applications has led to the growing adoption and commercialization of these technologies in the medical world.

The Use of Robotics in Orthopedic Surgical Procedures

Despite the success of robotics technology in other medical fields, only limited applications have been commercialized in the field of orthopedics to date, although we are aware of current orthopedic robotic development by other companies. Some orthopedic companies have introduced instruments that are smaller than their predecessors, which are marketed as "minimally invasive," but these instruments still require large incisions, trauma to the soft tissue and removal of large portions of the bone to perform the surgical procedure. Orthopedic companies have also introduced CAS systems that are designed for use in open procedures. However, while these systems do provide a minimally invasive means of viewing the anatomical site, their benefits are marginal because they do not improve a surgeon's ability to make consistently reproducible and precise surgical movements through a small incision.

We believe that the limitations of currently available surgical options for knee disease have created a sizeable market for treatment of a large, growing and underserved population of patients with early to mid-stage osteoarthritis of the knee. We believe that robotics technology is the key to enabling surgeons to perform the kind of minimally invasive knee surgery that results in restoration of function and improved post-operative outcomes for such patients.

THE MAKO SOLUTION

We have designed our MAKOplasty solution to provide the consistently reproducible precision, accuracy and dexterity necessary for a surgeon to successfully perform minimally invasive orthopedic arthroplasty procedures on the knee despite a limited field of vision in a confined anatomical space. Our MAKOplasty solution is composed of two critical components: the robotic arm system, which consists of the proprietary tactile robotic arm and our patient specific visualization system that provides both pre-operative and intra-operative guidance to the surgeon, and the RESTORIS family of knee implant systems that are designed for minimally invasive restoration of the diseased compartments of the joint. By integrating robotic arm and patient specific visualization technology with the touch and feel of the surgeon's skilled hand, MAKOplasty is designed to enable a level of surgical precision and accuracy that is beyond the scope of the typical surgeon's freehand capabilities, which we believe will result in broad adoption of our technologies by orthopedic knee surgeons and better outcomes for patients. We believe MAKOplasty offers the following key benefits to patients, surgeons and hospitals:

- *Minimally Invasive Targeted Knee Arthroplasty.* MAKOplasty enables surgeons to isolate and resurface just the diseased compartment or compartments of the knee joint through a minimally invasive incision, rather than replacing the entire joint. The precision of our robotic arm technology makes such minimally invasive targeted treatment possible by eliminating the complex scaffold of cutting blocks and jigs that would otherwise be required to execute the blunt, planar bone cuts and insert the large implants involved in conventional total knee replacement surgery or a manually executed resurfacing procedure. We believe that our solution will make minimally invasive orthopedic procedures, like unicompartmental and bicompartmental knee resurfacing, a viable option for a greatly expanded pool of patients and physicians.
- *Consistently Reproducible Precision.* We believe that MAKOplasty reduces the variability of procedure outcomes and increases efficacy through the consistently reproducible precision provided by our computer assisted and tactile robotic arm technology. We believe that the precision of our cutting process and placement and alignment of implants leads to significantly improved and reliable results, compared to conventional, manually executed unicompartmental and bicompartmental resurfacing procedures. The surgeon retains control of the actual movements of the robotic arm within a pre-established volume of space, the tactile "safety zone," which is tracked and bounded by the robotic arm system. We believe that the tactile safety zone enables improved placement and alignment of the resurfacing implant, while the visualization enables the procedure to be performed through a small incision without direct visualization. We believe that this consistently reproducible precision enables physicians to be trained in the use of MAKOplasty in a relatively short period of time and also will increase the number of physicians who are willing and able to perform unicompartmental and bicompartmental resurfacing procedures.

- *Patient Specific Proprietary Implants.* We believe that our proprietary knee resurfacing implants allow surgeons to customize a knee resurfacing solution for individual patients facing early to mid-stage osteoarthritis in one or two compartments of the knee joint. Our original RESTORIS unicompartmental implant system allows for a choice of tibial implant based on patient bone quality. Our RESTORIS MCK implant system provides for this same choice for medial unicompartmental disease and allows for the resurfacing of the patellofemoral compartment as well, either independently or in combination with the medial compartment in a bicompartmental knee MAKOplasty. Because all implants are sized and planned for based on patient-specific anatomical indications, the potential for favorable clinical outcomes is enhanced.
- *Ease of Use.* We believe that our robotic arm systems leverage and complement the surgical skills and techniques already familiar to the surgeon, while providing substantial incremental control and precision that has not previously been possible. The customized, patient specific visualization system guides the surgeon through each step of the surgical procedure, while the tactile "safety zone" ensures that the surgeon does not apply the bone cutting instrument beyond the intended area of the knee joint.
- *Improved Restorative Post-Operative Outcomes.* Due to the minimally invasive nature of the procedure, we believe that patients who undergo knee MAKOplasty are likely to experience less tissue loss, less visible scarring and a faster recovery, thereby reducing the cost of rehabilitation, physical therapy, medication and hospitalization. In addition, because more of the patient's natural anatomy is preserved and less trauma is inflicted on the knee, patients who undergo MAKOplasty have the potential to experience better mobility, comfort, range of motion and more natural knee movements to achieve an improved post-operative quality of life.
- *Reduced Costs for Patients and Hospitals.* The minimally invasive nature of the knee MAKOplasty solution aids hospitals and patients in reducing costs by shortening hospital stays and recovery periods and reducing the amount of rehabilitation and medication.

The comprehensive nature of the MAKOplasty solution also provides hospitals with the implants and disposable products necessary to perform the procedures. We believe that our complete knee arthroplasty solution represents a substantial improvement over currently available approaches that we hope will lead to rapid adoption in the marketplace.

The figure below illustrates a MAKOplasty knee resurfacing procedure.


MAKOplasty Solution Allows for Reduced Instrumentation
Precision Cutter Enables Bone-Sparing Resurfacing
Surgeon Operates Robotic Arm Within the Tactile Safety Zone
Minimally Invasive Incision Reduces Damage to Healthy Soft Tissue

OUR STRATEGY

Our goal is to continue to drive sales of the robotic arm system and generate recurring revenue through sales of implants, disposable products and service contracts by establishing MAKOplasty as the preferred surgical procedure for patients with early to mid-stage, unicompartmental and multicompartmental degeneration of the knee. We believe that we can achieve this objective by working with hospitals to demonstrate key benefits of MAKOplasty, such as consistently reproducible surgical precision, improved post-operative outcomes and reduced healthcare costs. Our strategy includes the following key elements:

- *Focus on key physicians and thought leaders to encourage adoption of our MAKOplasty solution.* We plan to continue to focus our marketing efforts on key orthopedic surgeons who currently perform the majority of unicompartmental and bicompartmental knee procedures or who are actively involved in the development of minimally invasive orthopedic approaches. We also plan to continue to focus our marketing efforts on the hospitals with which these key surgeons are affiliated and engage them to promote the benefits of MAKOplasty. Our strategy is to convince hospitals that through early adoption of MAKOplasty and acquisition of our robotic arm system, they can reinforce their reputations as leading institutions for the treatment of early to mid-stage osteoarthritis of the knee.
- *Expand the market for multicompartmental knee resurfacing.* We plan to expand the market for multicompartmental knee resurfacing procedures by encouraging use of the MAKOplasty procedure for patients who, given only conventional surgical alternatives, would have opted for total knee replacement surgery or no surgery at all. Our current FDA cleared application of MAKOplasty is for unicompartmental and bicompartmental knee resurfacing procedures using the RESTORIS family of knee implant systems, allowing us the potential of accommodating varied patient profiles and surgeon preferences. We believe that the potential benefits of our MAKOplasty solution and the combination of these product offerings will facilitate our efforts to expand and capture the market for multicompartmental knee resurfacing.
- *Drive volume sales of our RESTORIS family of knee implant systems and the disposable products for installed RIO systems.* Following the commercial launch of our RIO system and installation of the RIO system at a given hospital, we intend to expand the number of orthopedic surgeons who use robotic arm systems and work with the hospitals and their surgeons to promote patient education about the benefits of knee MAKOplasty. Our goal is to increase usage per system to drive higher volume sales of our RESTORIS family of knee implant systems and the disposable products.
- *Demonstrate the clinical and financial value proposition of MAKOplasty.* We intend to continue to collaborate with leading surgeons and early adopting hospitals through such programs as the MAKOplasty Center of Excellence to build clinical and financial data that support the benefits of knee MAKOplasty. The MAKOplasty Center of Excellence is a program developed in conjunction with participating hospitals to educate surgeons and patients regarding the benefits of knee MAKOplasty. As part of the collaborative program, participating hospitals maintain and provide us with certain clinical and financial data that we use to support the business case for the MAKOplasty solution. Our goal is to obtain clinical data further supporting the value of MAKOplasty knee resurfacing procedures, as well as the accuracy and longevity of such implant placements, while demonstrating to hospitals the top and bottom line financial benefits of our MAKOplasty solution.

OUR PRODUCTS

MAKOplasty knee resurfacing procedures are enabled through our proprietary technology consisting of two components: our robotic arm system and our RESTORIS family of knee implant systems.

The MAKO Robotic Arm System

The centerpiece of MAKOplasty is our proprietary robotic arm, interactive, orthopedic system that provides both pre-operative and intra-operative guidance to the orthopedic surgeon, enabling minimally invasive, tissue sparing bone removal and knee implant insertion. The TGS version 1.0 robotic arm system, introduced in 2005, will be succeeded by the version 2.0 RIO system which we intend to commercially launch in the first half of 2009. Each system consists of two elements: a tactile robotic arm utilizing an integrated bone cutting instrument and a patient specific visualization component.

The figures below identify the key components of the RIO system's tactile robotic arm, stereo tracking system and instruments:


1
2
3
4
5
6
1. Tactile Robotic Arm
2. Controller
3. Stereo Tracking System Camera and Instruments
4. End Effector
5. Bone Cutting System with Disposable Cutting Tips
6. Portable Base Console

Tactile Robotic Arm System. The tactile robotic arm system consists of the key components identified in the figures above and incorporates the following specifications, features and benefits:

- *Tactile Robotic Arm* — The tactile robotic arm is designed to respond fluidly to movements initiated by the surgeon operating the bone cutting instrument. We have designed the robotic arm to achieve substantial dexterity and range of movement. The robotic arm helps enforce a tactile safety zone that is established by the patient specific visualization system by providing tactile resistance when the boundaries of the tactile safety zone are reached. This tactile resistance helps ensure that the surgeon does not apply the bone cutting instrument beyond the intended area of the knee joint.

- *Controller* — The controller is the electronic hardware and firmware component of our computing system which interfaces with our proprietary surgical planning and execution software to allow the surgeon to safely guide the tactile robotic arm. The controller governs the basic, low-level functions of the tactile robotic arm, such as the tactile constraints and the safety circuit.

- *Stereo Tracking System Camera and Instruments* — During a MAKOplasty procedure, the location of the tactile safety zone is updated continuously based on bone tracking data supplied to the computer system by an infrared stereo tracking system, which consists of a special camera that is directed toward a series of spheres and arrays attached to the patient's anatomy by bone pins. The tracking system assists the robotic arm system in locating and physically tracking the patient's anatomy and coordinating its real time position with the cutting instrument of the robotic arm. It has a sufficient refresh rate to provide the robotic arm system with a sufficient flow of information regarding movements by both the patient and the robotic arm to ensure optimal cutting and placement. Using the system, the surgeon can freely move the robotic arm within the defined space, but encounters tactile resistance as the boundaries of such space are reached.

- *End Effector* — The end effector is the mechanical component by which the bone cutting instrument is attached to the tactile robotic arm. It is designed to ensure the secure placement of the bone cutting instrument, while providing the flexibility necessary for the surgeon to manipulate the instrument.

- *Bone Cutting Instrument with Disposable Cutting Tip* — The bone cutting instrument is integrated into the tactile robotic arm at the end effector. This instrument is composed of a high speed motor and a component that houses a variety of single use bone cutting tips. The design of the bone cutting instrument allows the surgeon to grip it in a manner similar to holding a pen-like cutting tool, making it easy to manipulate the instrument in the patient's anatomy. The cutting tip is the disposable end tip of the bone cutting instrument that makes contact with the knee joint and actually removes the bone for placement of the implant in accordance with the pre-operative plan. In combination with our tactile robotic arm, the bone cutting instrument enables the smooth precision and accuracy necessary for resurfacing procedures.
- *Portable Base Console* — The base component of our tactile robotic arm is a mobile unit that enables the portability of the tactile robotic arm from one operating room to another. The base controller houses the controller and various electrical and mechanical components that help power the tactile robotic arm. Its design enables the console to be situated next to the patient during surgery and the tactile robotic arm to be conveniently positioned over the patient's anatomy.

The figure below identifies the key components of the RIO system's patient specific visualization system:



2
4
3
1
5

1. Surgical Planning Software
2. Tactile Safety Zone
3. Instrument Locator
4. Monitor
5. Mobile Base

Patient Specific Visualization System. Our patient specific visualization system is a vital part of our ability to deliver minimally invasive surgical procedures for the knee. The surgical team uses our system pre-operatively to plan and intra-operatively to guide the surgical procedure. It consists of the key components identified in the figure above and incorporates the following specifications, features and benefits:

- *Surgical Planning and Execution Software* — Our surgical planning and execution software, which is integrated into our patient specific visualization system, is used during the pre-operative surgical planning process to visualize and map the exact portion of bone to be removed and resurfaced, define the anatomical boundaries of the tactile safety zone and plan the optimal placement and alignment of our implants. During the procedure, the visualization system guides the surgeon through each specific, well defined surgical technique and displays in real time each current and planned surgical activity.

- *Tactile Safety Zone* — While the robotic arm enforces a tactile safety zone by providing tactile resistance when the boundaries of the tactile safety zone are reached, our patient specific visualization system provides a visual representation of the tactile safety zone and provides additional visual and auditory cues when the boundaries of such tactile safety zone are reached. The combination of this tactile resistance and patient specific visualization helps ensure that the surgeon does not apply the bone cutting instrument beyond the intended area of the knee joint.
- *Instrument Locator* — The instrument locator provides visual guidance on the position of the bone cutting instrument and other surgical instruments in relation to the patient's anatomy.
- *Monitors* — Prior to surgery, patients undergo a conventional CT scan that captures an image of the diseased knee joint. This CT image is uploaded to the patient specific visualization system, where a MAKOplasty Specialist processes the image for display as a 3-D volume in space corresponding to the implant shape and placement overlaid onto the CT image of the patient's knee joint. This patient specific visualization of our implant overlaid onto an image of the patient's actual knee joint helps the surgeon to plan the procedure pre-operatively, by providing information which enables the surgeon to determine the optimal placement, alignment and sizing of the implant and establishing the boundaries of the tactile safety zone. During surgery, each monitor projects an active 3-D computer graphics visualization of the patient's knee joint, showing the areas of the bone that are actually removed as the procedure progresses. The user can also change the viewpoint and zoom level of the visualization as the procedure progresses to focus on different portions of the anatomy.
- *Mobile Base* — The base component of our patient specific visualization system is a mobile unit that enables the portability of the patient specific visualization system from one operating room to another. It houses our computer hardware and our surgical planning and execution software and various electrical and mechanical components that help power the visualization system.

Early Versions of the Tactile Guidance System

In November 2005, we obtained 510(k) marketing clearance from the FDA for version 1.0 of our TGS for use with an inlay knee implant system, as described below. We subsequently developed and introduced several upgrades to our TGS, including improvements to our surgical planning software as well as changes to certain instrumentation to make the device easier to use. We determined that these modifications, embodied in version 1.1 of our TGS, did not require the submission of a new 510(k) application.

In January 2008, we obtained 510(k) marketing clearance from the FDA for version 1.2 of our TGS, which became commercially available in the first quarter of 2008. Version 1.2 reflected further refinement of the basic instrumentation set and featured a customized bone cutting instrument and new surgical planning software applications necessary to support unicompartmental resurfacing procedures using a tibial onlay knee implant system. In the third quarter of 2008, we launched version 1.3 of our TGS, which enabled integration of components of both our tibial inlay and tibial onlay knee implant systems into a single MAKO-branded RESTORIS unicompartmental knee implant system, for use with the TGS. These modifications did not require the submission of a new 510(k) application.

Version 2.0 of the TGS – the RIO System

The RIO system, version 2.0 of the TGS, represents an important expansion from our first generation TGS, enabling and expanding application of MAKOplasty to multicompartmental resurfacing procedures, allowing orthopedic surgeons to treat degenerative osteoarthritis from early-stage, unicompartmental degeneration through mid-stage, multicompartmental degeneration with a modular knee implant system. In addition, the RIO system incorporates the following improvements, which we believe allow us to offer the benefits of knee MAKOplasty to more patients:

- improved dexterity and range of motion in the robotic arm to allow additional degrees of freedom in the movement of the robotic arm;
- more efficient physical configuration of the patient specific visualization system, robotic arm, customized bone cutting instruments and electronic components;
- support for the RESTORIS MCK knee implant system to enable bicompartmental knee procedures;

- intelligent implant planning features that will aid the surgeon in achieving optimal patient specific alignments;
- redesign of system components to reduce operating room set up times;
- modular design of certain components for ease of manufacturability and assembly and to make them more accessible for service repairs; and
- sophisticated industrial design and state-of-the art user interface.

In the fourth quarter of 2008, we received 510(k) clearance for the RIO system, which we intend to commercially launch in the first half of 2009. In the future, we intend to apply for a European Union CE marking, which is a legal requirement for medical devices intended for sale in Europe, for the RIO system.

The RESTORIS Family of Knee Implant Systems

The second component of MAKOplasty is the knee implant system that is designed for insertion and cementation in a minimally invasive manner. Prior to the development and commercialization of the MAKO-branded, RESTORIS family of knee implant systems in late 2008, we purchased off-the-shelf unicompartmental tibial inlay and tibial onlay implants from third-party suppliers. Currently, we offer the RESTORIS unicompartmental knee implant system, for use with the TGS and RIO system and the RESTORIS MCK multicompartmental knee implant system, for use with the RIO system.

The RESTORIS family of knee implant systems allows an orthopedic surgeon to treat early through mid-stage degenerative osteoarthritis of the knee with a modular implant system. We believe that modular components are key to the successful execution of minimally invasive knee surgeries because they can be more easily inserted into the knee joint through smaller incisions than a single, complete device. They can also be positioned independently to better accommodate the specific contours of the patient's anatomy. Because of the technical design and programming, only the RESTORIS family of knee implant systems may be used effectively with our robotic arms. In addition, users of the robotic arm systems are contractually required to purchase all implants and disposable products used in MAKOplasty procedures from us.

The RESTORIS Unicompartmental Knee Implant System

The classic RESTORIS unicompartmental knee implant system is designed to be used in MAKOplasty procedures for preserving critical tissue and bone to achieve improved outcomes. This RESTORIS system is composed of a rounded, anatomically shaped femoral component that attaches to the sculpted surface of the femur and either a flat tibial inlay polymer component that fits into a "pocket" that has been sculpted in the tibial bone or a tibial onlay insert and baseplate consisting of a flat polymer component that is backed by a metal support. Both the femoral and tibial components are offered in multiple sizes to best accommodate the size and shape of the patient's knee.

Patients with relatively good tibial bone quality, including a sufficiently thick and appropriately located bed of hardened sclerotic tibial bone, are generally candidates for our RESTORIS inlay implant system. The RESTORIS onlay implant system is designed to accommodate patients who lack tibia sclerotic bone beds of sufficient quality. The metal support is placed horizontally on a planar surface prepared on the tibia using the robotic arm system, supported by the tibial cortical rim, rather than fitted into a pocket of the tibia. Some surgeons also prefer to utilize the tibial cortical rim support in all cases. In the first quarter of 2006 we received 510(k) clearance for our tibial inlay knee implant system and in the fourth quarter of 2007 we received 501(k) clearance for our tibial onlay knee implant system and on our combined inlay and onlay system, branded as RESTORIS.





Inlay Implant

Onlay Implant





Post-operative Inlay Implant Placement

Post-operative Onlay Implant Placement

The RESTORIS MCK Multicompartmental Knee Implant System

The RESTORIS MCK multicompartmental knee implant system offers an implant geometry to support the tissue and bone sparing goals of MAKOplasty. RESTORIS MCK will be used exclusively with the RIO system, which is expected to be launched in the first half of 2009. Free from the limitations of manual instrumentation, RESTORIS MCK is designed to accurately mimic human anatomy, providing better coverage of diseased compartments while requiring less bone removal and tissue trauma than with traditional treatments.

The RESTORIS MCK system enables surgeons to treat patients suffering from osteoarthritis in one or both of the medial (inner) and patellofemoral (sub-kneecap) compartments of the knee. Utilizing a modular, bicompartmental system, a surgeon can use the pre- and intra-operative planning software in the RIO system to produce a patient specific implant plan, the result of which is the retention of a greater portion of the knee anatomy than patients treated with a total knee arthroplasty procedure. Surgeons are able to offer inlay and onlay implants medial configurations for both their unicompartmental and bicompartmental procedures. The product offering of the RESTORIS MCK multicompartmental knee implant system also features a patellofemoral component, which is inset into the knee compartment between the medial and lateral (outer) compartments. Additionally, the surgeon has an array of patella "buttons" to affix to the back of the kneecap to replace the worn surface. In the second quarter of 2008 we received a 510(k) clearance for our novel unicompartmental knee implant and a 510(k) clearance for our patellofemoral knee implant, predecessor components of our proprietary RESTORIS MCK multicompartmental knee implant system. In the fourth quarter of 2008, we received 510(k) marketing clearance from the FDA for the RESTORIS MCK system.



RESTORIS MCK Unicondylar Onlay Implant



RESTORIS MCK Unicondylar Onlay Implant Placement



RESTORIS MCK Patellofemoral Implant and Patella Dome



RESTORIS MCK Patellofemoral Implant Placement



RESTORIS MCK Bicompartmental Implant



RESTORIS MCK Bicompartmental Implant Placement

Disposable Products

The robotic arm systems utilize disposable products such as bone pins and the spheres on the arrays used in our tracking system, irrigation clips and tubes that cool the cutting instruments, drapes to cover the robotic arm and other items that require disposal after each use. Disposables are not only a potential source of recurring revenue, but also an opportunity to differentiate our product platform from those of less comprehensive solutions offered by competitors.

Future Potential Applications

We believe that with further research and development, our robotic arm technology has the potential to serve as a platform technology with applications in other areas of the body, such as the hip, shoulder and spine, and we are currently conducting initial research and development to test the viability of MAKOplasty outside of the knee. Should we elect to commercialize additional potential applications of MAKOplasty outside of the knee, we would seek the appropriate marketing clearance from the FDA and any other required regulatory approvals for such applications.

SALES AND MARKETING

We continue to expand the size of our sales and marketing organization, which is comprised of a direct sales force and a network of independent orthopedic product agents and distributors, who primarily generate leads for us, to commercialize and market MAKOplasty in the U.S. As of March 2, 2009, our sales and marketing group had a total of 55 employees, including 30 direct sales representatives, who are responsible for sales and marketing activity throughout the U.S. We continue to increase the number of sales and marketing personnel as we expand our business.

Our sales and marketing goals are to continue to drive capital equipment sales of the robotic arm system and generate recurring revenue through sales of implants, disposable products and service contracts. To achieve these goals, we must continue to promote adoption of MAKOplasty by leading surgeons and hospitals and build demand for the procedure among patients through the following sales and marketing strategy:

- *Target High Volume Orthopedic Facilities.* Our sales representatives actively target hospitals with strong orthopedic reputations and significant knee replacement and resurfacing practices. We believe that adoption by such leading hospitals helps us to seed the market for MAKOplasty and provides the validation and visibility necessary for more widespread adoption.
- *Establish and Promote MAKOplasty Centers of Excellence.* The MAKOplasty Center of Excellence is a joint marketing program that we promote in collaboration with participating hospitals to educate surgeons and patients regarding the benefits of MAKOplasty and to coordinate our public relations strategy. As part of the program, hospitals agree to maintain and provide us with certain clinical and financial data that we use in support of our business case for the MAKOplasty solution. As of December 31, 2008, we entered into eighteen co-marketing agreements with hospitals to establish MAKOplasty Centers of Excellence.
- *Drive Patient Demand for MAKOplasty.* During 2008, we initiated preliminary marketing efforts to include directly educating patients on the benefits of MAKOplasty. We believe that patients are becoming increasingly more involved in the healthcare decision making process and have the potential to influence the adoption of new procedures such as MAKOplasty. Currently, our representatives primarily support hospitals participating in the MAKOplasty Center of Excellence program in their efforts to publicize the benefits of MAKOplasty and educate patients.

The generation of recurring revenue through sales of our implants, disposable products and service contracts is an important part of the MAKOplasty business model. We anticipate that recurring revenue will constitute an increasing percentage of our total revenue as we leverage each new installation of the RIO system to generate recurring sales of implants and disposable products. We have designed our products so that our robotic arm systems only work with our implant products and we contractually require purchasers of the robotic arm systems to use only our implants in connection with providing MAKOplasty. We also offer a four-year supplemental service contract that provides enhanced levels of maintenance and support services related to the robotic arm system beyond the basic warranty period.

We provide training to surgeons and hospital staff on the use of the robotic arm system. Our customers also receive pre-operative and intra-operative support from our on-site MAKOplasty Specialist, or MPS, who provides clinical and technical support in connection with each MAKOplasty procedure. The MPS helps set up the equipment, participates in the pre-operative planning process and is present in the operating room with the surgeon, facilitating the surgeon's use of the robotic arm system. By increasing familiarity with the system and helping to provide safe and proper usage of our equipment and products by surgeons and hospitals, we hope to promote seamless adoption of MAKOplasty. The presence of an MPS in the surgical theater also provides us with immediate feedback and understanding of our customers' preferences and requirements in clinical conditions.

RESEARCH AND DEVELOPMENT

Continued innovation through research and development is critical to our future success. Substantially all of our research and development activity is performed internally. As of March 2, 2009, our research and development team, which is based at our headquarters in Fort Lauderdale, Florida, consisted of 60 employees. We have assembled an experienced team with recognized expertise in advanced robotics, software, instrumentation and orthopedic knee implants. Although we do not currently have plans to increase the size of our research and development team significantly, we may do so in the future, depending on the progress of our ongoing research and development efforts.

We are researching improvements to our current knee MAKOplasty solution, including customized bone cutting instruments and alternative registration and tracking systems, which may be more robust, easier to use, fit better into the busy operating room environment and have improved preoperative registration and intraoperative tracking performance. We are also conducting early stage research on alternative applications for the robotic arm system and corresponding implant systems for the knee and other major joints.

We have historically spent a significant portion of our capital resources on research and development. Our research and development expenses were $12.5 million in 2008, $8.3 million in 2007 and $5.2 million in 2006.

MANUFACTURING AND ASSEMBLY

The MAKOplasty solution includes both off-the-shelf and custom made components produced to our specifications by various third parties. We purchase major components of the robotic arm system, including the computer hardware, the camera used in connection with our tracking system, robotic controller components, high speed bone cutting instrumentation, the molded plastic and machined metal parts, and the various electro-mechanical components that support the robotic arm system from a number of third-party suppliers. We internally develop the software components. We then assemble and integrate these various hardware components with our proprietary software to complete each robotic arm system. By assembling the final product at our facility, we are able to perform stringent quality assurance inspection and testing on each robotic arm system to best control the quality of the final product prior to shipment. A portion of our Fort Lauderdale facility is presently dedicated to these warehousing, assembly, testing and inspection activities.

Other than our proprietary software, single source suppliers currently provide us with many of the major components of the robotic arm system, including the bone cutting instrument. Our RESTORIS family of knee implant systems consists of implants that are custom made to our specifications by several outside manufacturers, with which we are currently negotiating long-term contractual arrangements.

We generally purchase our components through purchase orders and do not have long-term contracts with most of our suppliers. We have, however, provided blanket purchase orders and have entered into long-term pricing arrangements with the key suppliers of the critical components of our products and with those suppliers to whom we make significant payments for products and services. By providing blanket purchase orders and entering into pricing arrangements, we intend to develop and maintain buffer inventory levels at various points in our supply chain to minimize risk. In addition, we intend to achieve improvements in our manufacturing operations and in our cost of revenue by continuing to improve our procurement and third-party manufacturing processes. We have also upgraded our management information systems and have implemented new quality assurance, inventory and cost controls to improve the efficiency of our manufacturing operations, maintain product quality, reduce our cost of sales and increase our profitability.

Our operations and those of the third-party suppliers and manufacturers we use are subject to extensive regulation by the FDA under its Quality System Regulations, or QSR, as well as numerous post-market requirements. Our operations and those of third-party suppliers and manufacturers may also be subject to international regulatory requirements in the event we expand our operations or business overseas. Our facility is FDA registered and we believe is compliant with FDA's QSR. We have instituted a quality management system to evaluate and monitor compliance internally and by our third-party suppliers and manufacturers. Our facility and the facilities of the third-party suppliers and manufacturers we use are subject to periodic, announced and unannounced inspections by regulatory authorities, including the FDA and other governmental agencies. We were audited by the FDA in January 2009, during which we received certain inspectional observations. We are addressing the observations and intend to submit responses to the FDA on a voluntary basis. The FDA inspection report relating to the audit has not yet been issued. To date, our facilities have not been inspected by any other regulatory authorities. In November 2008, BSi, an independent global certification body, conducted an annual assessment of our quality management system, which concluded that our quality management system complied with the requirements of ISO13485:2003 in all material respects. We are scheduled to have a BSi audit in mid-March 2009 in order to complete the necessary quality system certification needed for achieving the CE marking required for class III devices, such as orthopedic implants. In connection with achieving CE marking, which is a legal requirement for medical devices intended for sale in Europe, we have also submitted design dossiers to BSi for the purpose of review and approval. We expect that BSi will continue to conduct annual audits to assess our compliance with BSi certification standards.

INTELLECTUAL PROPERTY

We must develop, maintain and protect the proprietary aspects of our products and technologies to remain competitive in the marketplace. Our intellectual property portfolio includes rights to patents, patent applications and other intellectual property that we wholly own or license from others. We seek patent and other intellectual property protection in the U.S. and internationally for our products and technologies where available and when appropriate.

We also rely on other forms of intellectual property rights, including copyright, trademark, trade secrets and know-how, to develop, maintain and protect the proprietary aspects of our products and technologies. We require our employees and consultants to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our employees and consultants to disclose and assign to us all inventions conceived during the term of their employment or engagement while using our property or which relate to our business.

Despite measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, our competitors may independently develop similar technologies. Although patents may provide some degree of protection for our intellectual property, patent protection involves complex legal and factual determinations and is therefore uncertain.

Wholly Owned Patent Applications

As of March 1, 2009, we held 38 wholly owned pending U.S. patent applications. All of these patent applications are either used in our current products or relate to core technologies used in our products, such as CAS, robotics, haptics and implants. The first of our currently pending patent applications was filed in October 2003 and should expire in October 2023, exclusive of any statutory extensions or reductions. None of our patent applications has yet issued. As of March 1, 2009, we also held 49 foreign patent applications. We are also continuing to pursue additional U.S. and foreign patent applications on key inventions to enhance our intellectual property portfolio.

Patents and Patent Applications Licensed from Third Parties

As of March 1, 2009, we had licensed rights to 115 U.S. and 48 foreign third-party granted patents, and we had licensed rights to 22 U.S. and 30 foreign third-party pending patent applications. The majority of these patents and applications are either used in our current products or relate to core technologies used in our products, such as CAS, robotics, haptics and implants. We also have rights to additional third-party patents and intellectual property that relate to our core technologies, but are not currently used in our products. Five of the licensed U.S. patents will expire by the end of 2009. Two of these U.S. patents are method patents related to CAS, and one of these U.S. patents relates to robotic technology. These three U.S. patents are considered material to our intellectual property portfolio because they potentially enable us to exclude others from practicing the claimed technology. The last licensed patent will expire in 2025.

License Arrangements with Z-Kat

Our largest licensing arrangement is with Z-Kat, from whom we license or sublicense core technologies in CAS, haptics and robotics. In connection with our formation in November 2004, we were granted an exclusive, irrevocable, non-terminable license or sublicense to all intellectual property owned or licensed by Z-Kat in the field of medical orthopedic surgery to the extent Z-Kat's licenses from third parties were exclusive. Our license from Z-Kat includes a limited license to Z-Kat's CAS and haptic robotic intellectual property portfolio for exclusive use in the field of orthopedics, subject to a prior license to Biomet Manufacturing Corp. to use Z-Kat's CAS intellectual property, but not its haptic robotic intellectual property, in the field of orthopedics. Because of the prior license to Biomet and pursuant to our license with Z-Kat, we cannot use the CAS intellectual property on a stand alone basis; we can only use the CAS intellectual property in combination with robotics technology. Z-Kat's license also granted to us the sole right to prosecute and maintain all Z-Kat patents and patent applications that are licensed to us. In 2006, we obtained the right to take enforcement action against all third parties with respect to any intellectual property rights held by Z-Kat in the field of orthopedics. We have granted back to Z-Kat a fully paid, royalty-free, nonexclusive sublicense to our intellectual property portfolio in all fields other than orthopedic surgery. Through these and other arrangements, we have rights to Z-Kat's wholly owned and third-party licensed intellectual property portfolio, which includes a wide suite of intellectual property in the areas of haptic robotics and patient specific visualization.

License Arrangements with Other Third Parties

In September 2005, we entered into a license agreement with Integrated Surgical Systems, Inc. pursuant to which we obtained an exclusive, worldwide license to patented technology relating to bone registration and tracking for use in the field of human interactive robotics in orthopedics and a nonexclusive license in the field of orthopedics generally. We paid a one time licensing fee that provides a fully paid, worldwide license for the life of the licensed patents. We believe that the underlying intellectual property licensed from Integrated Surgical Systems, Inc. has since been acquired, subject to our license, by CUREXO Technology Corporation or an affiliate.

In March 2006, we entered into a license agreement with IBM that covers a number of technologies related to the application of computers and robotics to surgery. Under the terms of this agreement, we have a nonexclusive, worldwide license to any IBM patents and patent applications with effective filing dates prior to March 31, 2011 in the field of robotic devices primarily designed for surgery in the medical field of orthopedics and/or primarily designed for spinal surgery in the medical field of neurology. We are obligated to make royalty payments based on the sale of each robotic product covered by the IBM patents. The IBM license agreement will terminate upon the expiration of the last licensed patent.

In May 2006, we entered into a sublicense agreement with SensAble Technologies, Inc. The sublicense grants nonexclusive rights in the field of CAS to a patent directed to core haptic technology that SensAble licensed from MIT. The sublicense also included an option to license or sublicense five additional patents, which we exercised in May 2007. We paid a one time sublicensing fee (and a one time option fee) that provides a fully paid, worldwide license for the life of the licensed patents. A subsequent dispute concerning this sublicense is discussed in Item 3, Legal Proceedings, and in Part II, Item 8, Financial Statements and Supplementary Data, Note 7 to the Financial Statements, of this report.

COMPETITION

Our success depends on convincing hospitals, surgeons and patients to utilize our robotic arm technology to perform unicompartmental and bicompartmental resurfacing of the knee. We face competition from large, well-known companies, principally Zimmer Holdings, Inc., DePuy Orthopedics, Inc., a Johnson & Johnson company, Stryker Corporation, and Biomet, Inc., that dominate the market for orthopedic products. Each of these companies, as well as other companies like Smith & Nephew, Inc., which introduced the non-modular Journey Deuce Bi-Compartmental Knee System in July 2007, offers conventional instruments and implants for use in conventional total and partial knee replacement surgeries as well as unicompartmental resurfacings procedures, which may compete with our MAKOplasty solution and negatively impact sales of our robotic arm systems. A number of these and other companies also offer CAS systems for use in arthroplasty procedures that provide a minimally invasive means of viewing the anatomical site. In addition, Biomet has a license from Z-Kat to intellectual property rights in computer assisted surgery, or CAS intellectual property, for use in the field of orthopedics. The license is non-exclusive with respect to use of CAS intellectual property in combination with robotics technology and exclusive with respect to all other uses within the field of orthopedics, which could enable them to compete with us.

Currently, we are not aware of any well-known orthopedic companies that broadly offer robotics technology in combination with CAS. All of these companies, however, have the ability to acquire and develop robotics technology that may compete with our products. We are aware of certain early stage companies developing CAS and robotic applications in orthopedics and others commercializing customized implants and instruments for early and mid-stage arthroplasty solutions. For example, CUREXO Technology Corporation has engaged in marketing in the United States of its ROBODOC® Surgical System, which received 510(k) clearance from the FDA in August 2008 for total hip arthroplasty procedures.

We also face competition from other medical device companies that may seek to extend robotics technology and minimally invasive approaches and products that they have developed for use in other parts of the human anatomy to minimally invasive arthroplasty of the knee. Even if these companies currently do not have an established presence in the field of minimally invasive surgery for the knee, they may attempt to apply their robotics technology to the field of knee replacement and resurfacing procedures to compete directly with us.

Even if our RIO system is commercially successful and becomes a market leader in the field of orthopedics with robotic arm technology, our implant products may face substantial competition from implants offered by the well-known companies currently in the market for orthopedic products. We have designed our products so that our robotic arm systems only work with our implant products. We also contractually require purchasers of our robotic arm systems to use only our implants in connection with MAKOplasty procedures. We cannot guarantee, however, that these measures will be effective or that our customers will agree to such contracts in the future. Accordingly, if use of the RIO system becomes more prevalent, competitors may attempt to market their implant products for use with the RIO system and compete directly with our implant products.

We believe that the principal competitive factors in our market include:

- the safety and efficacy of the procedure and product offerings, as documented through published studies and other clinical reports;
- product benefits, including the ability to offer orthopedic surgeons a complete solution for minimally invasive orthopedic knee procedures;
- the strength of acceptance and adoption by orthopedic surgeons and hospitals;
- the ability to deliver new product offerings and enhanced technology to expand or improve upon existing applications through continued research and development;
- the quality of training, services and clinical support provided to surgeons and hospitals;
- the cost of product offerings and the availability of product coverage and reimbursement from third-party payors, insurance companies and others parties;
- the ability to provide proprietary products protected by strong intellectual property rights; and
- the ability to offer products that are intuitive and easy to learn and use.

Many of our competitors have significantly greater financial, human and other resources than we do, and have established relationships with healthcare professionals, customers and third-party payors. In addition, many of our competitors have established sales networks, greater resources for product development, additional lines of products and the ability to offer financial incentives such as rebates, bundled products or discounts on other product lines that we cannot provide. Our products could also be rendered obsolete or uneconomical by technological advances developed by one or more of our competitors. These competitive factors may negatively affect our ability to convince individuals to utilize our robotic arm system and implant products and result in our inability to acquire technology, products and businesses from third parties to develop our current and planned versions of the RIO system and related products.

REGULATORY REQUIREMENTS OF THE U.S. FOOD AND DRUG ADMINISTRATION

Our research, development and clinical programs, as well as our manufacturing and marketing operations, are subject to extensive regulation in the U.S. and other countries. Most notably, all of our products sold in the U.S. are subject to regulation as medical devices under the Federal Food, Drug, and Cosmetic Act, or the FDCA, as implemented and enforced by the FDA. The FDA governs the following activities that we perform or that are performed on our behalf, to ensure that medical products we manufacture, promote and distribute domestically or export internationally are safe and effective for their intended uses:

- product design, preclinical and clinical development and manufacture;
- product premarket clearance and approval;
- product safety, testing, labeling and storage;
- record keeping procedures;
- product marketing, sales and distribution; and
- post-marketing surveillance, complaint handling, medical device reporting, reporting of deaths, serious injuries or device malfunctions and repair or recall of products.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the U.S. will require either premarket notification, or 510(k), clearance or approval of a premarket approval application, or PMA, from the FDA. The FDA classifies medical devices into one of three classes. Class I devices, considered to have the lowest risk, are those for which safety and effectiveness can be assured by adherence to the FDA's general regulatory controls for medical devices, which include compliance with the applicable portions of the FDA's QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials (General Controls). Class II devices are subject to the FDA's General Controls, and any other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device (Special Controls). Manufacturers of most class II and some class I devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in class III, requiring approval of a PMA.

510(k) Clearance Pathway

To obtain 510(k) clearance, we must submit a premarket notification demonstrating that the proposed device is "substantially equivalent" to a legally marketed "predicate device" that is either in class I or class II, or to a class III device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA. A Special 510(k) is an abbreviated 510(k) application which can be used to obtain clearance for certain types of device modification such as modifications that do not affect the intended use of the device or alter the device's fundamental scientific technology. A Special 510(k) generally requires less information and data than a complete, or Traditional 510(k). In addition, a Special 510(k) application often takes a shorter period of time, which could be as short as 30 days, than a Traditional 510(k) clearance application, which can be used for any type of 510(k) device. FDA's 510(k) clearance pathway usually takes from three to twelve months, but may take significantly longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. There is no guarantee that the FDA will grant 510(k) clearance for our future products and failure to obtain necessary clearances for our future products would adversely affect our ability to grow our business.

Medical devices can be marketed only for the indications for which they are cleared or approved. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. We have made and plan to continue to make additional product enhancements to the RIO system and other products that we believe do not require new 510(k) clearances. We cannot assure you that the FDA would agree with any of our decisions not to seek 510(k) clearance or PMA approval.

Certain of our currently marketed products, such as our TGS and the RIO system, are class II devices marketed pursuant to 510(k) clearances. In January 2008, we obtained 510(k) marketing clearance from the FDA for version 1.2 of our TGS. We originally submitted a Special 510(k) application in September 2007, which the FDA subsequently indicated was converted to a Traditional 510(k) application. On November 1, 2007, the FDA provided us with a letter requesting additional information in which the FDA, among other things, asked us to justify our proposed use of the terms "haptic" and "robot" in the labeling of version 1.2 of our TGS. Through subsequent correspondence and communications, the FDA indicated that we needed to use the term "tactile" in lieu of "haptic" and the term "robotic arm" in lieu of "robotic," as appropriate, when these terms are used to market our products and in order to obtain timely clearance of our 510(k) submission. The FDA granted 510(k) clearance for version 1.2 of our TGS with those terms. See Item 1A, Risk Factors, "Risks Related to Our Business — We are currently required by the FDA to refrain from using certain terms to label and market our products, which could harm our ability to market and commercialize our current and future products."

Version 1.3 of our TGS did not require submission of a 510(k) application. We received 510(k) marketing clearance from the FDA for the RIO system in the fourth quarter of 2008.

PMA Approval Pathway

A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process, or is not otherwise exempt from the FDA's premarket clearance and approval requirements. A PMA must generally be supported by extensive data, including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling, to demonstrate to the FDA's satisfaction the safety and effectiveness of the device for its intended use. No device that we are marketing to date has required premarket approval. During the review period, the FDA will typically request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel's recommendation. In addition, the FDA will generally conduct a pre-approval inspection of our or our third-party manufacturers' or suppliers' manufacturing facility or facilities to ensure compliance with the QSR.

New PMAs or PMA supplements are required for modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device's indication for use, manufacturing process, labeling and design. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. None of our products is currently approved under a PMA approval. However, we may in the future develop devices which will require the approval of a PMA. There is no guarantee that the FDA will grant PMA approval of our future products and failure to obtain necessary approvals for our future products would adversely affect our ability to grow our business.

Clinical Trials

Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) clearance. Such trials generally require an investigational device exemption application, or IDE, approved in advance by the FDA for a specified number of patients and study sites, unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an institutional review board, or IRB, for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, we also are required to obtain the patient's informed consent in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. We, the FDA or the IRB could suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the U.S. Similarly, in Europe the clinical study must be approved by a local ethics committee and in some cases, including studies with high-risk devices, by the ministry of health in the applicable country.

Post-Market Studies

To date, none of our submissions to the FDA has required the submission of clinical data and all of our studies to date have been post-market studies. We currently have 22 studies either recently completed or in progress. The studies, many of which are being conducted pursuant to IRB approval, range from cadaveric biomechanics studies to retrospective chart and radiographic reviews to prospective functional comparison studies to basic science histology studies. The results of these studies have been presented internationally as peer-reviewed presentations at conferences in the United States and abroad, Two MAKOplasty surgical technique book chapters and eleven peer-reviewed manuscripts on the technology and early clinical results have been published to date.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. In addition to the requirements below, the Medical Device Reporting, or MDR, regulations require that we report to the FDA any incident in which our products may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. MAKO has submitted sixteen MDRs to the FDA as of March 2, 2009. See Item 1A, Risk Factors, "Risks Related to Regulatory Compliance," for further information regarding our reporting obligations under MDR regulations. Additional regulatory requirements include:

- product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;
- QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;
- labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;
- clearance of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use of one of our cleared devices;
- approval of product modifications that affect the safety or effectiveness of one of our approved devices;
- post-approval restrictions or conditions, including post-approval study commitments;
- post-market surveillance regulations, which apply, when necessary, to protect the public health or to provide additional safety and effectiveness data for the device;
- the FDA's recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and
- notices of corrections or removals.

We must also register with the FDA as a medical device manufacturer and must obtain all necessary state permits or licenses to operate our business. As a manufacturer, we are subject to announced and unannounced inspections by the FDA to determine our compliance with FDA's QSR and other regulations. We were audited by the FDA in January 2009 and have not yet received the inspection report from the FDA. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

- untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
- customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;
- operating restrictions or partial suspension or total shutdown of production;
- refusing or delaying requests for 510(k) clearance or PMA approvals of new products or modified products;
- withdrawing 510(k) clearances or PMA approvals that have already been granted;
- refusal to grant export approval for our products; or
- criminal prosecution.

International Marketing Approvals

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ.

The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Each European Union member state has implemented legislation applying these directives and standards at the national level. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Devices that comply with the requirements of the laws of the relevant member state applying the applicable European Union directive are entitled to bear CE conformity marking and, accordingly, can be commercially distributed throughout the member states of the European Union and other countries that comply with or mirror these directives. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a "Notified Body," an independent and neutral institution appointed to conduct conformity assessment. This third-party assessment consists of an audit of the manufacturer's quality system and clinical information, as well as technical review of the manufacturer's product. An assessment by a Notified Body in one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. In addition, compliance with ISO 13845 on quality systems issued by the International Organization for Standards, among other standards, establishes the presumption of conformity with the essential requirements for a CE marking. In addition, many countries apply requirements in their reimbursement, pricing or health care systems that affect companies' ability to market products.

HEALTH CARE LAWS AND REGULATIONS

Third-Party Reimbursement

In the U.S. and elsewhere, health care providers that perform surgical procedures using medical devices such as ours generally rely on third-party payors, including governmental payors such as Medicare and Medicaid and private payors, to cover and reimburse all or part of the cost of the products. Consequently, sales of medical devices are dependent in part on the availability of reimbursement to the customer from third-party payors. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. In general, third-party payors will provide coverage and reimbursement for medically reasonable and necessary procedures and tests that utilize medical devices and may provide separate payments for the implanted or disposable devices themselves. Most payors, however, will not pay separately for capital equipment, such as the TGS or RIO system. Instead, payment for the cost of using the capital equipment is considered to be covered as part of payments received for performing the procedure. In determining payment rates, third-party payors are increasingly scrutinizing the prices charged for medical products and services in comparison to other therapies. Our products, and the procedures in which our products are used, may not be reimbursed by these third-party payors at rates sufficient to allow us to sell our products on a competitive and profitable basis.

In addition, in many foreign markets, including the countries in the European Union, pricing of medical devices is subject to governmental control. In the U.S., there have been, and we expect that there will continue to be, a number of federal and state proposals to limit payments by governmental payors for medical devices, and the procedures in which medical devices are used. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

Medicare and Medicaid

The Medicare program is a federal health benefit program administered by the Centers for Medicare and Medicaid Services, or CMS, that covers and pays for certain medical care items and services for eligible elderly, blind and disabled individuals, and individuals with end stage renal disease. The Medicaid program is a federal-state partnership under which states receive matching federal payments to fund healthcare services for the poor. Because we expect that a significant percentage of MAKOplasty patients will be Medicare beneficiaries, and because some private commercial health insurers and some state Medicaid programs may follow the coverage and payment policies for Medicare, Medicare's coverage and payment policies are significant to our business.

Medicare coverage for procedures using our technology currently exists in the hospital inpatient setting, which falls under Part A of the Medicare program. Under Medicare Part A, Medicare reimburses acute care hospitals a flat prospectively determined payment amount for beneficiaries receiving covered inpatient services in an acute care hospital. This method of payment is known as the prospective payment system, or PPS. Under PPS, the prospective payment for a patient's stay in an acute care hospital is determined by the patient's condition and other patient data and procedures performed during the inpatient stay using a classification system known as diagnosis related groups, or DRGs. As of October 1, 2007, CMS implemented a revised version of the DRG system that uses 745 Medicare Severity DRGs, or MS-DRGs, instead of the approximately 540 DRGs Medicare previously used. The MS-DRGs are intended to account more accurately for the patient's severity of illness when assigning each patient's stay to a payment classification. Medicare pays a fixed amount to the hospital based on the MS-DRG into which the patient's stay is classified, regardless of the actual cost to the hospital of furnishing the procedures, items and services that the patient's condition requires. Accordingly, acute care hospitals generally do not receive direct Medicare reimbursement under PPS for the specific costs incurred in purchasing medical devices. Rather, reimbursement for these costs is deemed to be included within the MS-DRG based payments made to hospitals for the services furnished to Medicare eligible inpatients in which the devices are utilized. For cases involving unusually high costs, a hospital may receive additional "outlier" payments above the pre-determined amount. In addition, there is a mechanism by which new technology services can apply to Medicare for additional payments above the pre-determined amount, although such requests have not been granted frequently.

Because PPS payments are based on predetermined rates and may be less than a hospital's actual costs in furnishing care, acute care hospitals have incentives to lower their inpatient operating costs by utilizing products, devices and supplies that will reduce the length of inpatient stays, decrease labor or otherwise lower their costs. For each MS-DRG, a relative weight is calculated representing the average resources required to care for cases grouped in that particular MS-DRG relative to the average resources used to treat cases in all MS-DRGs. MS-DRG relative weights are recalculated every year to reflect changes in technology and medical practice in a budget neutral manner. Under the MS-DRG payment system, there can be significant delays in obtaining adequate reimbursement amounts for hospitals for new technologies such that reimbursement may be insufficient to permit broad acceptance by hospitals.

We believe that there are existing reimbursement codes that can be used for MAKOplasty procedures performed in the hospital inpatient setting. Procedures for hospital inpatient billing are referenced by international classifications of diseases, clinical modification, or ICD-9-CM, volume 3 procedure codes. Knee arthroplasty is billed under ICD-9-CM code 81.54 ("Total Knee Replacement"), which is assigned to MS-DRG 469 ("Major Joint Replacement or Reattachment of Lower Extremity with Complication or Comorbidity") and MS-DRG 470 ("Major Joint Replacement or Reattachment of Lower Extremity without Major Complication or Comorbidity"). We anticipate that Medicare will continue to reimburse hospitals under MS-DRGs 469 and 470 for MAKOplasty procedures, but CMS can revise MS-DRG assignments from year to year.

In addition to payments to hospitals for procedures using our technology, Medicare makes separate payments to physicians for their professional services. The American Medical Association, or AMA, has developed a coding system known as the Current Procedural Terminology, or CPT, codes, which have been adopted by the Medicare program to describe and develop payment amounts for certain physician services. The Medicare physician fee schedule uses CPT codes (and other codes) as part of the determination of allowable payment amounts to physicians. In determining appropriate payment amounts for surgeons, CMS receives guidance from the AMA regarding the relative technical skill level, level of resources used, and complexity of a new surgical procedure. Generally, the FDA approval of a new product is necessary, but not necessarily sufficient, for the designation of a new procedure code for a new surgical procedure using that product. Codes are assigned by either the AMA (for CPT codes) or CMS (for Medicare specific codes) and new codes usually become effective on January 1st of each year. Physicians performing procedures using our technology submit bills under CPT code 27446 ("Arthroplasty, knee, condyle and plateau; medial OR lateral compartment"). We anticipate that third-party payors will continue to reimburse physicians under this code for services performed in connection with MAKOplasty procedures.

Commercial Insurers

In addition to the Medicare program, many private payors look to CMS policies as a guideline in setting their coverage policies and payment amounts. The current coverage policies of these private payors may differ from the Medicare program, and the payment rates they make may be higher, lower, or the same as the Medicare program. A decrease of, or limitation on, reimbursement payments for doctors and hospitals by CMS or other agencies may affect coverage and reimbursement determinations by many private payors. Additionally, some private payors do not follow the Medicare guidelines, and those payors may reimburse only a portion of the costs associated with the use of our products, or not at all.

Fraud and Abuse Laws

Because of the significant federal funding involved in Medicare and Medicaid, Congress and the states have enacted, and actively enforce, a number of laws whose purpose is to eliminate fraud and abuse in federal health care programs. Our business is subject to compliance with these laws.

Anti-Kickback Statutes and Federal False Claims Act

The federal healthcare programs' Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as Medicare or Medicaid. The definition of "remuneration" has been broadly interpreted to include anything of value, including for example gifts, certain discounts, the furnishing of free supplies, equipment or services, credit arrangements, payments of cash and waivers of payments. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. In addition, some kickback allegations have been claimed to violate the Federal False Claims Act, discussed in more detail below.

The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the Office of Inspector General of the U.S. Department of Health and Human Services, or OIG, to issue a series of regulations, known as "safe harbors." These safe harbors, issued by the OIG beginning in July 1991, set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG.

Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

Government officials have focused their enforcement efforts on marketing of healthcare services and products, among other activities, and recently have brought cases against companies, and certain sales, marketing and executive personnel, for allegedly offering unlawful inducements to potential or existing customers in an attempt to procure their business.

Another development affecting the healthcare industry is the increased use of the federal Civil False Claims Act and, in particular, actions brought pursuant to the False Claims Act's "whistleblower" or "qui tam" provisions. The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In recent years, the number of suits brought against healthcare providers by private individuals has increased dramatically. In addition, various states have enacted false claim laws analogous to the Civil False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program.

When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim. There are many potential bases for liability under the False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The False Claims Act has been used to assert liability on the basis of inadequate care, kickbacks and other improper referrals, and improper use of Medicare numbers when detailing the provider of services, in addition to the more predictable allegations as to misrepresentations with respect to the services rendered. In addition, companies have been prosecuted under the False Claims Act in connection with alleged off-label promotion of products. Our future activities relating to the reporting of wholesale or estimated retail prices for our products, the reporting of discount and rebate information and other information affecting federal, state and third-party reimbursement of our products, and the sale and marketing of our products, may be subject to scrutiny under these laws. We believe our current consulting agreements with physicians represent legitimate compensation for needed documented services actually furnished to us. However, engagement of physician consultants by orthopedic medical device manufacturers has recently been subject to heightened scrutiny, and has resulted in four of the major orthopedic medical device implant manufacturers entering deferred prosecution agreements with the federal government and agreeing to pay substantial amounts to the federal government in settlement of Anti-Kickback Statute allegations, and all such companies submitting to supervision by a court appointed monitor throughout the term of the 18 month agreements. In this environment, our engagement of physician consultants in product development and product training and education could subject us to similar scrutiny. We are unable to predict whether we would be subject to actions under the False Claims Act or a similar state law, or the impact of such actions. However, the costs of defending such claims, as well as any sanctions imposed, could have a material adverse effect on our financial performance.

As part of our internal compliance program, we review our sales and marketing materials, contracts and programs with counsel, and require employees and marketing representatives to participate in regular training. We also have adopted and train our personnel on the code of conduct for Interactions with Health Care Professionals promulgated by the Advanced Medical Technology Association, or AdvaMed, a leading trade association representing medical device manufacturers. However, we cannot rule out the possibility that the government or other third parties could interpret these laws differently and challenge one or more of our activities under these laws.

HIPAA and Other Fraud and Privacy Regulations

Among other things, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The HIPAA health care fraud statute prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment and/or exclusion from government sponsored programs. The HIPAA false statements statute prohibits, among other things, knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment.

In addition to creating the two new federal healthcare crimes, regulations implementing HIPAA also establish uniform standards governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans and healthcare clearinghouses, which are referred to as "covered entities." Three standards have been promulgated under HIPAA's regulations: the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of certain individually identifiable health information, the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, and the Security Standards, which require covered entities to implement and maintain certain security measures to safeguard certain electronic health information. Although we are not a covered entity and therefore not directly subject to these standards, we expect that our customers generally will be covered entities and may ask us to contractually comply with certain aspects of these standards. While the government intended this legislation to reduce administrative expenses and burdens for the healthcare industry, our compliance with certain provisions of these standards entails significant costs for us.

In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations that, in some cases, are more stringent than those issued under HIPAA. In those cases, it may be necessary to modify our planned operations and procedures to comply with the more stringent state laws. If we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions.

EMPLOYEES

As of March 2, 2009, we had 193 employees, 55 of whom were engaged in sales and marketing, 60 in research and development, 34 in assembly, manufacturing and service, 21 in regulatory, clinical affairs and quality activities and 23 in general administrative and accounting activities. None of our employees is covered by a collective bargaining agreement, and we consider our relationship with our employees to be good.

AVAILABLE INFORMATION

From our Internet website, *http://www.makosurgical.com*, you may obtain additional information about us including:

- Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including amendments to these reports, and other documents as soon as reasonably practicable after we file them with the Securities and Exchange Commission, or the SEC;
- Beneficial ownership reports filed by officers, directors and principal security holders under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act; and
- Corporate governance information that includes our
  - Corporate Governance Guidelines
  - Audit Committee Charter
  - Compensation Committee Charter
  - Corporate Governance and Nominating Committee Charter
  - Code of Business Conduct and Ethics
  - Information on how to communicate directly with our board of directors

We will also provide printed copies of any of these documents to any stockholder upon request. The contents of our Internet website are not intended to be incorporated by reference into this report or in any other report or document we file and any references to our website are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

The following risk factors and other information included in this report should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently treat as immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected.

RISKS RELATED TO OUR BUSINESS

Adverse changes in economic conditions and reduced spending on innovative medical technology may adversely impact our business.

The purchase of a robotic arm system is discretionary and requires our customers to make significant initial commitments of capital and other resources. In addition, purchase of a robotic arm system requires a commitment to purchase exclusively from us other products and services, including our proprietary RESTORIS family of knee implant systems. Continuing weak economic conditions, or a reduction in healthcare technology spending even if economic conditions improve, could adversely impact our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our products and services and reduced unit sales.

Current credit and financial market conditions could delay, or prevent our customers from obtaining financing to purchase a robotic arm system, which would adversely affect our business, financial condition and results of operations.

Due to the recent tightening of credit markets and concerns regarding the availability of credit, particularly in the United States, our customers may be delayed in obtaining, or may not be able to obtain, necessary financing for their purchases of the robotic arm system. These delays may in some instances lead to our customers postponing the shipment and installation of previously ordered systems, cancelling their system orders, postponing their system installation or cancelling their agreements with us. An increase in delays and order cancellations of this nature could adversely affect our product sales and revenues and, therefore, harm our business and results of operations.

Negative worldwide economic conditions and the long lead times required by certain suppliers could prevent us from accurately forecasting demand for our products, which could adversely affect our operating results.

The current negative worldwide economic conditions and market instability makes it increasingly difficult for us, our customers and our suppliers to accurately forecast future product demand trends, which could cause us to order and/or produce excess products that can increase our inventory carrying costs and result in obsolete inventory. Alternatively, this forecasting difficulty could cause a shortage of products, or materials used in our products, that could result in an inability to satisfy demand for our products and a resulting material loss of revenue.

In addition, certain of our suppliers may require extensive advance notice of our requirements in order to produce products in the quantities we desire. This long lead time may require us to place orders far in advance of the time when certain products will be offered for sale, thereby also making it difficult for us to accurately forecast demand for our products, exposing us to risks relating to shifts in consumer demand and trends and adversely affecting our operating results.

We may not have sufficient funding to complete the development and commercialization of our existing products and the weak worldwide economic conditions may hamper our efforts to raise additional capital to run our business.

To date, we have not achieved profitability. We anticipate that we will continue to incur substantial net losses for at least the next two or three years as we expand our sales and marketing capabilities in the orthopedic products market, commercialize the RIO system and the RESTORIS MCK multicompartmental knee implant system and continue to develop the corporate infrastructure required to sell and market our products and operate as a public company. We also expect to experience increased cash requirements for inventory and property and equipment in conjunction with the current commercial launch of the RIO system and the RESTORIS MCK multicompartmental knee implant system. Given the current weak economic conditions, we may be unable to obtain additional financing. As a result, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities. We also may have to reduce marketing, customer support or other resources devoted to our products. Any of these factors could materially harm our business and results of operations.

We believe our existing cash, cash equivalents and short-term investment balances, together with the net proceeds of an equity financing with initial gross proceeds of approximately $40.2 million, which we closed on October 31, 2008, and interest income we earn on these balances, if any, will be sufficient to meet our anticipated cash requirements for at least the next 12 months. To the extent our available cash, cash equivalents and short-term investment balances are insufficient to satisfy our operating requirements after that period, we will need to seek additional sources of funds, including selling additional equity or debt securities or entering into a credit facility. In connection with the October 2008 equity financing, we obtained a call right, subject to our satisfaction of certain business milestones, to an additional $20 million from certain investors in exchange for additional warrants to purchase shares of our common stock. There is no guarantee that we will satisfy the milestones or, if we do satisfy them and choose to exercise our call right with respect to the $20 million, the investors will be able to comply with their obligations. For more information regarding the equity financing, see Part II, Item 8, Financial Statements, Note 1 to the Financial Statements below. The sale of additional equity and debt securities may result in dilution to our current stockholders or may require us to grant a security interest in our assets. If we raise additional funds through the issuance of debt securities, these securities may have rights senior to those of our common stock and could contain covenants that could restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, or at all.

If the commercial launch of the RIO system is unsuccessful or delayed, it could have a material adverse impact on our results of operations and financial position and we may be unable to recognize any revenue associated with sales of our TGS. No right of return exists on sales of prior versions of our TGS if we are unable to complete and deliver the RIO system as anticipated.

Because of the numerous risks and uncertainties associated with the development of medical devices, such as future versions of the RIO system and the RESTORIS family of knee systems, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of the products and successfully deliver commercial products to the market. Our future capital requirements will depend on many factors, including but not limited to the following:

- the revenue generated by sales of our current and future products;
- the expenses we incur in selling and marketing our products;
- the costs and timing of regulatory clearance or approvals for upgrades or changes to our products;
- the rate of progress and cost of on-going development activities;
- the success of our on-going research and development efforts;
- the emergence of competing or complementary technological developments;
- the costs of filing, prosecuting, defending and enforcing any patent or license claims and other intellectual property rights, or participating in litigation related activities;
- the terms and timing of any collaborative, licensing, or other arrangements that we may establish; and
- the acquisition of businesses, products and technologies, although we currently have no understandings, commitments or agreements relating to any material transaction of this type.

Our reliance on third-party suppliers, including single source suppliers, for our implants and nearly all components of our robotic arm systems could harm our ability to meet demand for our products in a timely and cost effective manner.

We rely on third-party suppliers to manufacture and supply our implants and nearly all components used in our robotic arm systems, other than software. We currently rely on a number of single source suppliers, such as The Anspach Effort, Inc., for our bone cutting instrument, Northern Digital Inc., or NDI, for the stereo tracking camera used in MAKOplasty and Millstone Medical Outsourcing, LLC, for sterile packaging of our RESTORIS family of knee implant systems. We currently do not have long-term contracts with any of our suppliers, although we intend to enter into long-term contractual arrangements with certain of our suppliers on which our business is dependent, such as Anspach, NDI and Millstone, until such time as we can identify additional or alternative suppliers for these products and services. As a result, our suppliers generally are not required to provide us with any guaranteed minimum production levels, and we cannot assure you that we will be able to obtain sufficient quantities of key components in the future. In addition, our reliance on third-party suppliers involves a number of risks, including, among other things:

- Our suppliers may encounter financial hardships as a result of unfavorable economic and market conditions unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.
- Suppliers may fail to comply with regulatory requirements, be subject to lengthy compliance, validation or qualification periods, or make errors in manufacturing components that could negatively affect the efficacy or safety of our products or cause delays in supplying of our products to our customers;
- Newly identified suppliers may not qualify under the stringent regulatory standards to which our business is subject;
- We or our suppliers may not be able to respond to unanticipated changes in customer orders, and if orders do not match forecasts, we or our suppliers may have excess or inadequate inventory of materials and components;
- We may be subject to price fluctuations due to a lack of long-term supply arrangements for key components;
- We may experience delays in delivery by our suppliers due to changes in demand from us or their other customers;

- We or our suppliers may lose access to critical services and components, resulting in an interruption in the manufacture, assembly and shipment of our systems;
- Fluctuations in demand for products that our suppliers manufacture for others may affect their ability or willingness to deliver components to us in a timely manner;
- Our suppliers may wish to discontinue supplying components or services to us for risk management reasons;
- We may not be able to find new or alternative components or reconfigure our system and manufacturing processes in a timely manner if the necessary components become unavailable; and

If any of these risks materialize, it could significantly increase our costs and impact our ability to meet demand for our products. If we are unable to satisfy commercial demand for the RIO system or the RESTORIS family of knee systems in a timely manner, our ability to generate revenue would be impaired, market acceptance of our products could be adversely affected, and customers may instead purchase or use our competitors' products. In addition, we could be forced to secure new or alternative components through a replacement supplier. Securing a replacement supplier could be difficult, especially for complex components such as motors, encoders, brakes and certain robotic arm system components that are manufactured in accordance with our custom specifications. The introduction of new or alternative components may require design changes to our system that are subject to FDA and other regulatory clearances or approvals. We may also be required to assess the new manufacturer's compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. As a result, we could incur increased production costs, experience delays in deliveries of our products, suffer damage to our reputation and experience an adverse effect on our business and financial results.

We are an early-stage medical device company with a limited operating history and our business may not become profitable.

We are an early-stage medical device company with a limited operating history. Our only current or planned products with 510(k) marketing clearance from the FDA are versions 1.0, 1.2 and 1.3 of our Tactile Guidance System, or TGS, the first version of our RIO Robotic Arm Interactive Orthopedic system, or RIO system, and inlay and onlay implant systems for use in unicompartmental and bicompartmental knee resurfacing procedures. The future success of our business depends on our ability to continue to develop and obtain regulatory clearances or approvals for innovative and commercially successful products in our field, which we may be unable to do in a timely manner, or at all. Our success and ability to generate revenue or be profitable also depends on our ability to establish our sales and marketing force, generate product sales and control costs, all of which we may be unable to do. We have a limited history of operations upon which you can evaluate our business and our operating expenses are increasing. Our lack of any significant operating history also limits your ability to make a comparative evaluation of us, our products and our prospects.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for at least the next two or three years.

We have sustained net losses in every fiscal year since our inception in 2004, including a net loss attributable to common stockholders of $37.6 million for the year ended December 31, 2008. As of December 31, 2008, we had total stockholders' equity of $66.5 million. We expect to continue to incur significant operating losses as we increase our sales and marketing activities and otherwise continue to invest capital in the development of our products and our business generally. We also expect that our general and administrative expenses will increase due to additional operational and regulatory burdens associated with operating as a public company. We are required to defer revenue associated with the sale of a TGS unit until we have fulfilled our contractual obligation to deliver the RIO system to the customer. Therefore, we are not able to recognize any of our deferred revenue until we have satisfied all obligations for delivery of product upgrades. Our losses have had and will continue to have an adverse effect on our stockholders' equity and working capital. Any failure to achieve and maintain profitability would continue to have an adverse effect on our stockholders' equity and working capital and could result in a decline in our stock price or cause us to cease operations.

We rely heavily on intellectual property that we license from others, and if we are unable to maintain these licenses or obtain additional licenses that we may need, our ability to compete will be harmed.

We rely heavily on intellectual property that we license or sublicense from others, including patented technology that is integral to our RIO system and RESTORIS family of knee systems. As of March 1, 2009, we had licensed rights to 115 U.S. and 48 foreign third-party granted patents, and we had licensed rights to 22 U.S. and 30 foreign third-party pending patent applications. The majority of these patents and applications are either used in our current products or relate to core technologies used in our products, such as computer assisted surgery, or CAS, robotics, haptics and implants. Five of the licensed U.S. patents will expire by the end of 2009. Two of these U.S. patents are computer assisted surgery, or CAS, patents, and one of these U.S. patents relates to robotic technology. These three U.S. patents are considered material to our intellectual property portfolio because they potentially enable us to exclude others from practicing the claimed technology. Our portfolio also includes 38 wholly owned pending U.S. patent applications, 49 pending foreign applications and other intellectual property that is wholly owned by us. We are particularly dependent on our licensing arrangements with Z-Kat, Inc., or Z-Kat, from whom we license or sublicense, among other things, core technologies in CAS, and haptics and robotics. Third parties may terminate a license in the event that we fail to make required payments or for other causes. In the event a third party terminates a license agreement, we cannot assure you that we could acquire another license to adequately replace the product, technology or method covered by the terminated license. If we fail to maintain our current licenses, our ability to compete in the knee implant market will be harmed.

In addition, as we enhance our current product offerings and develop new ones, including the RIO system and the RESTORIS family of knee implant systems, we may find it advisable or necessary to seek additional licenses from third parties who hold patents covering technology or methods used in these products. If we cannot obtain these additional licenses, we could be forced to design around those patents at additional cost or abandon the product altogether. As a result, our ability to grow our business and compete in the knee implant market may be harmed.

We are currently required by the FDA to refrain from using certain terms to label and market our products, which could harm our ability to market and commercialize our current or future products.

On September 28, 2007, we submitted a Special 510(k) application to the FDA for version 1.2 of our TGS which the FDA converted to a Traditional 510(k) application. On November 1, 2007, the FDA provided us with a letter requesting additional information in which the FDA, among other things, asked us to justify our proposed use of the terms "haptic" and "robot" in the labeling of version 1.2 of our TGS. Through subsequent correspondence and communications, the FDA indicated that we needed to use the term "tactile" in lieu of "haptic" and the term "robotic arm" in lieu of "robotic," as appropriate, when these terms are used to market our products. The FDA granted 510(k) clearance in January 2008 for version 1.2 of our TGS with those terms. Because the FDA currently requires us to use the terms "tactile" or "robotic arm," we revised the promotional and labeling materials for our existing products, including the RIO system, for which we received 510(k) clearance from the FDA in the fourth quarter of 2008, and may need to consider the use of modified language for our future products. As a result, our ability to market and commercialize our products and our growth may be harmed.

Modifications to our currently FDA cleared products or the introduction of new products may require new regulatory clearances or approvals or require us to recall or cease marketing our current products until clearances or approvals are obtained.

In November 2005, we obtained 510(k) marketing clearance from the FDA for version 1.0 of our TGS for use with our FDA cleared tibial knee inlay implant system. We were not required to obtain premarket approval, or PMA. We were also not required to conduct any clinical trials in support of our application for 510(k) marketing clearance. Modifications to our products, however, may require new regulatory approvals or clearances or require us to recall or cease marketing the modified products until these clearances or approvals are obtained. Any modification to one of our 510(k) cleared products that would constitute a major change in its intended use, or any change that could significantly affect the safety or effectiveness of the device would require us to obtain a new 510(k) clearance and may even, in some circumstances, require the submission of a PMA, if the change raises complex or novel scientific issues or the product has a new intended use. The FDA requires every manufacturer to make the determination regarding the need for a new 510(k) submission in the first instance, but the FDA may review any manufacturer's decision. Since obtaining 510(k) marketing clearance for version 1.0 of our TGS, we developed and commercially introduced several upgrades to our TGS that we believe did not require additional clearances or approvals. Our Special 510(k) application for version 1.2, which the FDA converted to a Traditional 510(k) application and cleared in January 2008, incorporated these upgrades. Since this 510(k) marketing clearance, we have made additional upgrades to the system (namely, version 1.3) that we believe were cleared under our most recent 510(k) clearance and therefore did not require additional filings for clearance or approval. In the fourth quarter of 2008 we received 510(k) marketing clearance from the FDA for the RIO system and for the RESTORIS MCK multicompartmental knee implant system, which the RIO system is designed to support. We may continue to make additional modifications in the future to the RIO system without seeking additional clearances or approvals if we believe such clearances or approvals are not necessary. If the FDA disagrees and requires new clearances or approvals for the modifications, we may be required to recall and stop marketing our products as modified, which could cause us to redesign our products, conduct clinical trials to support any modifications, and pay significant regulatory fines or penalties. Any of these actions would harm our operating results.

Obtaining clearances and approvals can be a difficult and time consuming process, and we may not be able to obtain any of these or other clearances or approvals in a timely manner, or at all. In addition, the FDA may not approve or clear these products for the indications that are necessary or desirable for successful commercialization or could require clinical trials to support any modifications. Any delay or failure in obtaining required clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

Moreover, clearances and approvals are subject to continual review, and the later discovery of previously unknown problems can result in product labeling restrictions or withdrawal of the product from the market. The loss of previously received approvals or clearances, or the failure to comply with existing or future regulatory requirements could reduce our sales, profitability and future growth prospects.

We depend on the success of a single line of products for our revenue, which could impair our ability to achieve profitability.

We expect to derive most of our revenue from capital sales of our RIO system, recurring sales of implants and disposable products required for each knee MAKOplasty procedure, and service plans that are sold with the RIO system. Currently, the only line of products that has been commercially introduced or received 510(k) marketing clearance is versions 1.0 and 1.2 of our TGS, the off-the-shelf inlay and onlay knee implant systems for use in unicompartmental knee resurfacing procedures, the RIO system and our RESTORIS family of knee implant systems. Our future growth and success is dependent on the successful commercialization of the RIO system and the RESTORIS family of knee implant systems. If we are unable to achieve commercial acceptance of MAKOplasty for bicompartmental knee resurfacing procedures or obtain regulatory clearances or approvals for future products, our revenue would be adversely affected and we would not become profitable.

If our knee MAKOplasty solution does not gain market acceptance, we will not be able to generate the revenue necessary to develop a sustainable, profitable business.

Achieving patient, surgeon and hospital acceptance of MAKOplasty as the preferred method of treating early to mid-stage osteoarthritis of the knee is crucial to our success. We believe MAKOplasty represents a fundamentally new way of performing arthroplasty of the knee, employing computer assisted robotic arm technology and a patient specific visualization system to resurface only the diseased areas of the knee joint. The orthopedic market has been traditionally slow to adopt new products and treatment practices. We believe that if surgeons and hospitals do not broadly adopt the concept of computer assisted robotics enabled technology and do not perceive such technology as having significant advantages over conventional arthroplasty procedures, patients will be less likely to accept or be offered knee MAKOplasty and we will fail to meet our business objectives. Surgeons' and hospitals' perceptions of such technology having significant advantages are likely to be based on a determination that, among other factors, our products are safe, cost-effective and represent acceptable methods of treatment. Even if we can prove the clinical value of MAKOplasty through clinical use, surgeons may elect not to use our products for any number of other reasons. For example, surgeons may continue to recommend total knee replacement surgery simply because such surgery is already widely accepted. In addition, surgeons may be slow to adopt our products because of the perceived liability risks arising from the use of new products. Hospitals may not accept MAKOplasty because the RIO system is a piece of capital equipment, representing a significant portion of a hospital's budget. The RIO system may not be cost-efficient if hospitals are not able to perform a significant volume of knee MAKOplasty procedures. If MAKOplasty fails to achieve market acceptance for any of these or other reasons, we will not be able to generate the revenue necessary to develop a sustainable, profitable business.

We have only limited clinical data to support the value of knee MAKOplasty, which may make patients, surgeons and hospitals reluctant to purchase our products.

We believe that patients, surgeons and hospitals will only accept MAKOplasty or purchase our products if they believe that MAKOplasty is a safe and effective procedure with advantages over competing products and conventional knee arthroplasty procedures. To date, we have collected only limited, short-term clinical data with which to assess MAKOplasty's clinical value. As of March 2, 2009, 959 MAKOplasty procedures had been performed since commercial introduction in 2006. As of March 2, 2009, pursuant to the FDA guidelines on medical device reporting, or MDRs, we have filed sixteen incident reports with the FDA. See "Risks Related to Regulatory Compliance." We have not collected, and are not aware that others have collected, any long-term clinical data regarding the clinical value of knee MAKOplasty. The results of short-term studies, such as our post-market studies, do not necessarily predict long-term clinical results. If longer-term or more extensive clinical studies that may be performed by us or others indicate that MAKOplasty is a less safe or less effective procedure than our current data suggest, patients may choose not to undergo, and surgeons may choose not to perform, knee MAKOplasty. Furthermore, unsatisfactory patient outcomes or patient injury could cause negative publicity for our products, particularly in the early phases of product introduction. The FDA could also rescind our marketing clearances if future results and experience indicate that our products cause unexpected or serious complications or other unforeseen negative effects. See "Risks Related to Regulatory Compliance." Surgeons may be slow to adopt our products if they perceive liability risks arising from the use of these new products. As a result, patients, surgeons and hospitals may not accept knee MAKOplasty or our products and we may fail to become profitable and may be subject to significant legal liability.

We have limited sales and marketing experience and capabilities, which could impair our ability to achieve profitability.

We have limited experience as a company in the sales and marketing of our products. We may not be successful in marketing and selling our products in the U.S. through our direct sales force with assistance from independent orthopedic product agents and distributors. Our sales and marketing organization is supported by clinical and technical representatives who provide training, clinical and technical support and other services to our customers before and during the surgery. To reach our revenue targets, we need to expand and strengthen our U.S. direct sales force. Developing a sales and marketing organization is expensive and time consuming and an inability to develop such an organization in a timely manner could delay the successful adoption of our products. Additionally, any sales and marketing organization that we develop may be competing against the experienced and well funded sales and marketing organizations of some of our competitors. We will face significant challenges and risks in developing our sales and marketing organization, including, among others:

- our ability to recruit, train and retain adequate numbers of qualified sales and marketing personnel;
- the ability of sales personnel to obtain access to leading surgeons and persuade adequate numbers of hospitals to purchase our products;
- costs associated with hiring, maintaining and expanding a sales and marketing organization; and
- government scrutiny with respect to promotional activities in the healthcare industry.

If we are unable to develop and maintain these sales and marketing capabilities, we may be unable to generate revenue and may not become profitable.

Surgeons, hospitals and orthopedic product agents and distributors may have existing relationships with other medical device companies that make it difficult for us to establish new relationships with them, and as a result, we may not be able to sell and market our products effectively.

We believe that to sell and market our products effectively, we must establish relationships with key surgeons and hospitals in the field of orthopedic knee surgery. Many of these key surgeons and hospitals already have long-standing relationships with large, better known companies that dominate the medical devices industry through collaborative research programs and other relationships. Because of these existing relationships, some of which may be contractually enforced, surgeons and hospitals may be reluctant to adopt knee MAKOplasty, particularly if MAKOplasty competes with or has the potential to compete with products supported through their own collaborative research program or by these existing relationships. Even if these surgeons and hospitals purchase our RIO system, they may be unwilling to enter into collaborative relationships with us to promote joint marketing programs such as the MAKOplasty Center of Excellence or to provide us with clinical and financial data.

In addition to our direct sales force, we work with distributors that primarily generate sales leads for us. If these distributors believe that their relationship with us is less beneficial than other relationships they may have with more established or well known medical device companies, they may be unwilling to continue their relationships with us, making it more difficult for us to sell and market our products effectively.

Because the markets for our products are highly competitive, customers may choose to purchase our competitors' products, resulting in reduced revenue and harm to our financial results.

MAKOplasty requires the use of new robotics technology, and we face competition from large, well known companies, principally Zimmer Holdings, Inc., DePuy Orthopedics, Inc., a Johnson & Johnson company, Stryker Corporation, and Biomet, Inc., that dominate the market for orthopedic products. Each of these companies, as well as other companies like Smith & Nephew, Inc., which introduced the Journey Deuce Bi-Compartmental Knee System in July 2007, offers conventional instruments and implants for use in conventional total and partial knee replacement surgeries as well as unicompartmental resurfacing procedures, which may compete with our MAKOplasty solution and negatively impact sales of our robotic arm technology. A number of these and other companies also offer computer assisted surgery, or CAS, systems for use in arthroplasty procedures that provide a minimally invasive means of viewing the anatomical site. In addition, Biomet has a license from Z-Kat to intellectual property rights in computer assisted surgery, or CAS intellectual property, for use in the field of orthopedics. The license is non-exclusive with respect to use of CAS intellectual property in combination with robotics technology and exclusive with respect to all other uses within the field of orthopedics, which could enable them to compete with us.

Currently, we are not aware of any well known orthopedic company that broadly offers robotics technology in combination with CAS. All of these companies, however, have the ability to acquire and develop robotics technology that may compete with our products. We are aware of certain early stage companies developing CAS and robotic applications in orthopedics and others commercializing customized implants and instruments for early and mid-stage arthroplasty solutions. For example, CUREXO Technology Corporation has engaged in marketing in the United States of its ROBODOC® Surgical System, which received 510(k) clearance from the FDA in August 2008 for total hip arthroplasty procedures.

We also may face competition from other medical device companies that may seek to extend robotics technology and minimally invasive approaches and products that they have developed for use in other parts of the human anatomy to minimally invasive arthroplasty of the knee. Even if these other companies currently do not have an established presence in the field of minimally invasive surgery for the knee, they may attempt to apply their robotics technology to the field of knee replacement and resurfacing procedures to compete directly with us.

Many of these medical device competitors enjoy competitive advantages over us, including:

- significantly greater name recognition;
- longer operating histories;
- established exclusive relations with healthcare professionals, customers and third-party payors;
- established distribution networks;
- additional lines of products and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;
- greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory clearance for products and marketing approved products; and
- greater financial and human resources for product development, sales and marketing and patent litigation.

Moreover, our competitors in the medical device industry make significant investments in research and development, and innovation is rapid and continuous. If new products or technologies emerge that provide the same or superior benefits as our products at equal or lesser cost, they could render our products obsolete or unmarketable. Because our products can have long development and regulatory clearance or approval cycles, we must anticipate changes in the marketplace and the direction of technological innovation and customer demands. In addition, we face increasing competition from well financed orthopedic companies in our attempts to acquire such new technologies, products and businesses. As a result, we cannot be certain that surgeons will use our products to replace or supplement established surgical procedures or that our products will be competitive with current or future products and technologies resulting in reduced revenue and harm to our financial results.

If we do not timely achieve our development goals for new products, the commercialization of these products will be delayed and our business and financial results may be adversely affected.

The success of our business is dependent on our ability to develop new products, to introduce enhancements to our existing products and to develop these new products and enhancements within targeted time frames and budgets. The actual timing of these product releases can vary dramatically compared to our estimates for reasons that may or may not be within our control, including clearance or approval by the FDA to market future products. Customers may forego purchases of our existing products and purchase our competitors' products as a result of delays in the introduction of our new products and enhancements or failure by us to offer innovative products or enhancements at competitive prices and in a timely manner. Announcements of new products by us or by competitors may also result in a delay in or cancellation of purchasing decisions in anticipation of such new products. Any such losses of new customers would harm our business and financial results. In addition, until we deliver the RIO system to the customer, we are required to defer all revenue associated with the sale of the TGS. Any delay in or failure to deliver the RIO system to our existing customers could result in the loss of such accounts and a delay or inability to recognize revenue associated with the initial sale of the TGS to the customer.

We have limited experience in assembling and testing our products and may encounter problems or delays in the assembly of our products or fail to meet certain regulatory requirements that could result in a material adverse effect on our business and financial results.

We have limited experience in assembling and testing our products, including the RIO system, and no experience in doing so on a large commercial scale. The current and intended future versions of our robotic arm systems are complex and require the integration of a number of separate components and processes. To become profitable, we must assemble and test the RIO system in commercial quantities in compliance with regulatory requirements and at an acceptable cost. Increasing our capacity to assemble and test our products on a commercial scale will require us to improve internal efficiencies. We may encounter a number of difficulties in increasing our assembly and testing capacity, including:

- managing production yields;
- maintaining quality control and assurance;
- providing component and service availability;
- maintaining adequate control policies and procedures;
- hiring and retaining qualified personnel; and
- complying with state, federal and foreign regulations.

If we are unable to satisfy commercial demand for our RIO system due to our inability to assemble and test the system, our business and financial results, including our ability to generate revenue, would be impaired, market acceptance of our products could be materially adversely affected and customers may instead purchase or use, our competitors' products.

Any failure in our efforts to train surgeons or hospital staff could result in lower than expected product sales and potential liabilities.

A critical component of our sales and marketing efforts is the training of a sufficient number of surgeons and hospital staff to properly use the knee MAKOplasty system. We rely on surgeons and hospital staff to devote adequate time to learn to use our products. Convincing surgeons and hospital staff to dedicate the time and energy necessary for adequate training in the use of our system is challenging, and we cannot assure you we will be successful in these efforts. If surgeons or hospital staff are not properly trained, they may misuse or ineffectively use our products. If nurses or other members of the hospital staff are not adequately trained to assist in using our robotic arm systems, surgeons may be unable to use our products. Insufficient training may result in reduced system use, unsatisfactory patient outcomes, patient injury and related liability or negative publicity, which could have an adverse effect on our product sales or create substantial potential liabilities.

We will likely continue to experience extended and variable sales cycles, which together with the unit price of the RIO system, could cause significant variability in our results of operations for any given quarter.

Our robotic arm system has a lengthy sales cycle because it involves a major piece of capital equipment, the purchase of which will generally require the approval of senior management at hospitals, inclusion in the hospitals' budget process for capital expenditures and, in some instances, a certificate of need from the state or other regulatory clearance. As a result, a relatively small number of units are installed each quarter. Based on our limited experience, we estimate that the sales cycle of the RIO system will continue to take between seven and eighteen months from the point of initial identification and contact with a qualified surgeon until closing of the purchase with the hospital. Certain sales of RIO systems may also be subject to a customer acceptance period, during which the customer may return the RIO system to us subject to a penalty. Although we believe that training can be accomplished in a relatively short period of time, there may be situations where training of physicians and staff may last an additional month or more after installation. In addition, the introduction of new products could adversely impact our sales cycle as customers take additional time to assess the capital products. Because of the lengthy sales cycle, the unit price of the RIO system and the relatively small number of systems installed each quarter, each installation of a RIO system can represent a significant component of our revenue for a particular quarter, particularly in the near term and during any other periods in which our sales volume is relatively low.

Certain factors that may contribute to variability in our operating results may include:

- timing and level of expenditures associated with new product development activities;
- delays in shipment due, for example, to cancellations by customers, natural disasters or labor disturbances;
- delays or unexpected difficulties in the manufacturing processes of our suppliers or in our assembly process;
- timing of the announcement, introduction and delivery of new products or product upgrades by us and by our competitors;
- timing and level of expenditures associated with expansion of sales and marketing activities and our overall operations;
- disruptions in the supply or changes in the costs of raw materials, labor, product components or transportation services; and
- changes in third-party coverage and reimbursement, changes in government regulation, or a change in a customer's financial condition or ability to obtain financing.

These factors are difficult to forecast and may contribute to substantial fluctuations in our quarterly revenue and substantial variation from our projections, particularly during the periods in which our sales volume is low. Moreover, many of our expenses, such as office leases and certain personnel costs, are relatively fixed. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. Accordingly, any shortfall in revenue may cause significant variation in operating results in any quarter. Based on the above factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. These and other potential fluctuations also mean that you will not be able to rely upon our operating results in any particular period as an indication of future performance.

If we receive a significant number of warranty claims or our robotic arm system units require significant amounts of service after sale, our costs will increase and our business and financial results will be adversely affected.

We currently warrant each robotic arm system against defects in materials and workmanship for a period of approximately 12 months from the installation of the initial system at a customer's facility. We also provide technical and other services to customers beyond the warranty period pursuant to a supplemental service plan sold with each system. We have a limited history of commercial placements from which to judge our rate of warranty claims. If product returns or warranty claims are significant or exceed our expectations, we could incur unanticipated reductions in sales or additional expenditures for parts and service. In addition, our reputation could be damaged and our products may not achieve market acceptance. While we have established accruals for liability associated with product warranties, unforeseen warranty exposure in excess of those accruals could negatively impact our business and financial results.

We could become subject to product liability claims, product actions, including product recalls, and other field or regulatory actions that could be expensive, divert management's attention and harm our business.

Our business exposes us to potential liability risks, product actions and other field or regulatory actions that are inherent in the manufacturing, marketing and sale of medical device products. We may be held liable if our TGS or the RIO system or implants cause injury or death or is found otherwise unsuitable or defective during usage. These robotic arm systems incorporate mechanical, electrical and optical parts, complex computer software and other sophisticated components, any of which can contain errors or failures. Complex computer software is particularly vulnerable to errors and failures, especially when first introduced. In addition, new products or enhancements to our existing products may contain undetected errors or performance problems that, despite testing, are discovered only after installation.

We may, from time to time, elect to initiate a product action concerning one or more of our products for the purpose of improving device performance. If any of our products are defective, whether due to design or manufacturing defects, improper use of the product or other reasons, we may voluntarily or involuntarily undertake a product action to remove, repair, or replace the product at our expense and, in some circumstances, to notify regulatory authorities of such product action pursuant to a product recall. As of March 2, 2009, we initiated five voluntary product actions, one of which was a product recall reportable to the FDA pursuant to the correction / removal guidelines. We are required to submit an MDR report to the FDA for any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. As of March 2, 2009, pursuant to the FDA guidelines on MDRs, we filed sixteen incident reports with the FDA.

In the future, we may experience additional events that may require reporting to the FDA pursuant to the MDR regulations. See "Risks Related to Regulatory Compliance." A required notification to a regulatory authority could result in an investigation by regulatory authorities of our products, which could in turn result in product actions, restrictions on the sale of the products, civil or criminal penalties and other field corrective action. In addition, because our products are designed to be used to perform complex surgical procedures, defects could result in a number of complications, some of which could be serious and could harm or kill patients. The adverse publicity resulting from any of these events could cause surgeons or hospitals to review and potentially terminate their relationships with us. Regulatory investigations or product actions could also result in our incurring substantial costs, losing revenue, and implementing a change in the design, manufacturing process or the indications for which our products may be used, each of which would harm our business.

It is also possible that defects in the design, manufacture or labeling of our products could result in a product liability claim. The medical device industry has historically been subject to extensive litigation over product liability claims. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. Although we maintain product liability insurance, the coverage is subject to deductibles and limitations, and may not be adequate to cover future claims. Additionally, we may be unable to maintain our existing product liability insurance in the future at satisfactory rates or adequate amounts. A product liability claim, regardless of its merit or eventual outcome could result in:

- decreased demand for our products;
- injury to our reputation;

- diversion of management's attention;
- significant costs of related litigation;
- payment of substantial monetary awards by us;
- product actions;
- a change in the design, manufacturing process or the indications for which our products may be used;
- loss of revenue; and
- an inability to commercialize our products under development.

If hospitals, surgeons and other healthcare providers are unable to obtain coverage or reimbursement from third-party payors for MAKOplasty procedures, hospitals may not purchase the RIO system and surgeons may not perform knee MAKOplasty, which would harm our business and financial results.

Our ability to successfully commercialize MAKOplasty depends significantly on the availability of coverage and reimbursement from third-party payors, including governmental programs such as Medicare and Medicaid as well as private insurance and private health plans. Reimbursement is a significant factor considered by hospitals in determining whether to acquire new capital equipment such as our technology. Although our customers have been successful in obtaining coverage and reimbursement, we cannot assure you that procedures using our technology will be covered or reimbursed by third-party payors in the future or that such reimbursements will not be reduced to the extent that they will adversely affect capital allocations for purchase of our robotic arm systems.

We anticipate that in the U.S. our products will be purchased primarily by hospitals, which bill various third-party payors, including governmental healthcare programs, such as Medicare, and private insurance plans for procedures using our technology. Ensuring adequate Medicare reimbursement can be a lengthy and expensive endeavor and we cannot provide assurance that we will be successful. In addition, the U.S. Congress may pass laws that impact coverage and reimbursement for healthcare services, including Medicare reimbursement to physicians and hospitals. Many private payors look to Medicare's coverage and reimbursement policies in setting their coverage policies and reimbursement amounts. If the Centers for Medicare and Medicaid Services, or CMS, the federal agency that administers the Medicare program, or Medicare contractors limit payments to hospitals or surgeons for knee MAKOplasty procedures, private payors may similarly limit payments. In addition, state legislatures may enact laws limiting or otherwise affecting the level of Medicaid reimbursements. As a result, hospitals may not purchase the RIO system and surgeons may choose not to perform knee MAKOplasty, and, as a result, our business and financial results would be adversely affected.

Medicare pays acute care hospitals a prospectively determined amount for inpatient operating costs under the Medicare hospital inpatient prospective payment system, or PPS. Under the Medicare hospital inpatient PPS, the prospective payment for a patient's stay in an acute care hospital is determined by the patient's condition and other patient data and procedures performed during the inpatient stay using a classification system known as diagnosis related groups, or DRGs. As of October 1, 2007, CMS, implemented a revised version of the DRG system that uses 745 Medicare Severity DRGs, or MS-DRGs, instead of the approximately 540 DRGs Medicare previously used. The MS-DRGs are intended to account more accurately for the patient's severity of illness when assigning each patient's stay to a payment classification. Medicare pays a fixed amount to the hospital based on the MS-DRG into which the patient's stay is assigned, regardless of the actual cost to the hospital of furnishing the procedures, items and services provided. Accordingly, acute care hospitals generally do not receive direct Medicare reimbursement under PPS for the specific costs incurred in purchasing medical devices. Rather, reimbursement for these costs is deemed to be included within the MS-DRG based payments made to hospitals for the services furnished to Medicare eligible inpatients in which the devices are utilized. Accordingly, a hospital must absorb the cost of our products as part of the payment it receives for the procedure in which the device is used. In addition, physicians that perform procedures in hospitals are paid a set amount by Medicare for performing such services under the Medicare physician fee schedule. Medicare payment rates for both systems are established annually.

At this time, we do not know the extent to which hospitals and physicians would consider third-party reimbursement levels adequate to cover the cost of our products. Failure by hospitals and surgeons to receive an amount that they consider to be adequate reimbursement for procedures in which our products are used could deter them from purchasing or using our products and limit our sales growth. In addition, pre-determined MS-DRG payments or Medicare physician fee schedule payments may decline over time, which could deter hospitals from purchasing our products or physicians from using them. If hospitals are unable to justify the costs of our products or physicians are not adequately compensated for procedures in which our products are utilized, they may refuse to purchase or use them, which would significantly harm our business.

Notwithstanding current or future FDA clearances, if granted, third-party payors may deny reimbursement if the payor determines that a therapeutic medical device is unnecessary, inappropriate, not cost-effective or experimental, or is used for a non-approved indication. Although we are not aware of any potential customer that has declined to purchase our robotic arm system based upon third-party payors' reimbursement policies, cost control measures adopted by third-party payors may have a significant effect on surgeries performed using MAKOplasty or as to the levels of reimbursement. All third-party payors, whether governmental or private, whether inside the U.S. or outside, are developing increasingly sophisticated methods of controlling healthcare costs. These cost control methods include prospective payment systems, capitated rates, benefit redesigns, pre-authorization or second opinion requirements prior to major surgery, an emphasis on wellness and healthier lifestyle interventions and an exploration of other cost-effective methods of delivering healthcare. These cost control methods also potentially limit the amount which healthcare providers may be willing to pay for medical technology which could, as a result, adversely affect our business and financial results. In addition, in the U.S., no uniform policy of coverage and reimbursement for medical technology exists among all these payors. Therefore, coverage and reimbursement for medical technology can differ significantly from payor to payor.

There also can be no assurance that current levels of reimbursement will not be decreased or eliminated in the future, or that future legislation, regulation, or reimbursement policies of third-party payors will not otherwise adversely affect the demand for our products or our ability to sell products on a profitable basis. Our customers are currently using existing reimbursement codes for knee arthroplasty. Knee arthroplasty performed in the hospital inpatient setting is currently assigned to MS-DRG 469 ("Major Joint Replacement or Reattachment of Lower Extremity with Major Complication or Comorbidity") and MS-DRG 470 ("Major Joint Replacement or Reattachment of Lower Extremity without Major Complication of Comorbidity"), and surgeons currently bill Current Procedural Terminology, or CPT, code 27446 ("Arthroplasty, knee, condyle and plateau; medial OR lateral compartment") for services performed in connection with procedures using our technology. Our customers also have available CPT codes 27446 and 73700 ("CT lower extremity without contrast") for out-patient procedures and procedures performed in an ambulatory surgery center. If unicompartmental and bicompartmental knee resurfacing procedures gain market acceptance and the number of such procedures increases, CMS and other payors may establish billing codes for unicompartmental and bicompartmental knee resurfacing procedures that provide for a smaller reimbursement amount than knee arthroplasty, which could adversely affect our financial results and business.

In international markets, market acceptance of our products will likely depend in large part on the availability of reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and by region in some countries, and include both government sponsored healthcare and private insurance. We may not obtain international reimbursement approvals in a timely manner, if at all. In addition, even if we do obtain international reimbursement approvals, the level of reimbursement may not be enough to commercially justify expansion of our business into the approving jurisdiction. To the extent we or our customers are unable to obtain coverage or reimbursement for procedures using our technology in major international markets in which we seek to market and sell our technology, our international revenue growth would be harmed, and our business and results of operations would be adversely affected.

We may attempt to acquire new products or technologies, and if we are unable to successfully complete these acquisitions or to integrate acquired businesses, products, technologies or employees, we may fail to realize expected benefits or harm our existing business.

Our success will depend, in part, on our ability to expand our product offerings and grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses, products or technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time consuming and costly, and we may not be able to successfully complete identified acquisitions. Furthermore, even if we successfully complete an acquisition, we may not be able to successfully integrate newly acquired organizations, products or technologies into our operations, and the process of integration could be expensive, time consuming and may strain our resources. Consequently, we may not achieve anticipated benefits of the acquisitions, which could harm our existing business. In addition, future acquisitions could result in potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities or expenses, or other charges such as in-process research and development, any of which could harm our business and materially adversely affect our financial results or cause a reduction in the price of our common stock.

We depend on key employees, and if we fail to attract and retain employees with the expertise required for our business, we cannot grow or achieve profitability.

We are highly dependent on members of our senior management, in particular Maurice R. Ferré, M.D., our President, Chief Executive Officer and Chairman of the Board. Our future success will depend in part on our ability to retain these key employees and to identify, hire and retain additional qualified personnel with expertise in research and development and sales and marketing. Competition for qualified personnel in the medical device industry is intense, and finding and retaining qualified personnel with experience in our industry is very difficult. We believe that there are only a limited number of individuals with the requisite skills to serve in many of our key positions, and we compete for key personnel with other medical equipment and software manufacturers and technology companies, as well as universities and research institutions. It is often difficult to hire and retain these persons, and we may be unable to replace key persons if they leave or fill new positions requiring key persons with appropriate experience. A significant portion of our compensation to our key employees is in the form of stock option grants. A prolonged depression in our stock price could make it difficult for us to retain our employees and recruit additional qualified personnel.

We do not maintain, and do not currently intend to obtain, key employee life insurance on any of our personnel other than Dr. Ferré. Although we have obtained key man insurance covering Dr. Ferré in the amount of $2,000,000, this would not fully compensate us for the loss of Dr. Ferré's services. Dr Ferré may terminate his employment at will at any time with 30 days notice. Each of our other officers and key employees may terminate his or her employment at will at any time with 60 days' notice. The loss of key employees, the failure of any key employee to perform or our inability to attract and retain skilled employees, as needed, could harm our business.

If we do not effectively manage our growth, we may be unable to successfully develop, market and sell our products.

Our future revenue and operating results will depend on our ability to manage the anticipated growth of our business. We have experienced significant growth in the scope of our operations and the number of our employees since our inception. This growth has placed significant demands on our management, as well as our financial and operations resources. In order to achieve our business objectives, we must continue to grow. However, continued growth presents numerous challenges, including:

- implementing appropriate operational and financial systems and controls;
- expanding manufacturing and assembly capacity and increasing production;
- developing our sales and marketing infrastructure and capabilities;
- improving our information systems;
- identifying, attracting and retaining qualified personnel in our areas of activity; and
- hiring, training, managing and supervising our personnel.

We cannot be certain that our systems, controls, infrastructure and personnel will be adequate to support our future operations. Any failure to effectively manage our growth could impede our ability to successfully develop, market and sell our products and our business will be harmed.

If we are successful in our efforts to market and sell knee MAKOplasty internationally, we will be subject to various risks relating to our international activities, which could adversely affect our business and financial results.

We have begun to pursue international markets for the sale of our products and we anticipate being exposed to risks separate and distinct from those we face in our U.S. operations. Our international business may be adversely affected by changing economic conditions in foreign countries. In addition, because international sales would most likely be denominated in the functional currency of the country where the product is being shipped, increases or decreases in the value of the U.S. dollar relative to foreign currencies could affect our results of operations. Engaging in international business inherently involves a number of other difficulties and risks, including:

- approval of product submissions with healthcare systems outside the United States;
- gathering the clinical data that may be required for product submissions with healthcare systems outside the United States;
- export restrictions and controls and other government regulation relating to technology;
- the availability and level of reimbursement within prevailing foreign healthcare payment systems;
- pricing pressures that we may experience internationally;
- compliance with existing and changing foreign regulatory laws and requirements;
- foreign laws and business practices favoring local companies;
- longer payment cycles;
- shipping delays;
- difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;
- political and economic instability;
- potentially adverse tax consequences, tariffs and other trade barriers;
- international terrorism and anti-American sentiment;
- difficulties and costs of staffing and managing foreign operations; and
- difficulties in enforcing intellectual property rights.

Our exposure to each of these risks may increase our costs, impair our ability to market and sell our products and require significant management attention, resulting in harm to our business and financial results.

Our operations are currently conducted primarily at a single location in Florida, which may be at risk from hurricanes, storm, fire, terrorist attacks or other disasters.

We currently conduct all of our management activities, most of our research and development activities and assemble all of our products at a single location in Fort Lauderdale, Florida. We have taken various precautions to safeguard our facilities, such as obtaining insurance, establishing health and safety protocols and securing off-site storage of computer data. However, a casualty due to a hurricane, storm or other natural disasters, a fire, terrorist attack, or other unanticipated problems at this location could cause substantial delays in our operations, delay or prevent assembly of our RIO systems and shipment of our implants, damage or destroy our equipment and inventory, and cause us to incur substantial expenses. Our insurance does not cover losses caused by certain events such as floods or other activities and may not be adequate to cover our losses in any particular case. Any damage, loss or delay could seriously harm our business and have an adverse affect on our financial results.

Certain of our directors, executive officers and key employees have an interest in Z-Kat that could pose potential conflicts of interest, which could harm our business.

We believe that certain of our directors, executive officers and key employees hold equity interests in Z-Kat, Inc., or Z-Kat. We are dependent on intellectual property that we license or sublicense from Z-Kat and have entered into various licensing and related arrangements with Z-Kat. Each of these individuals may face potential conflicts of interest regarding these licensing transactions as a result of their interests in Z-Kat. Dr. Ferré may face additional conflicts of interest regarding these licensing and related arrangements if he serves on the board of directors of Z-Kat. To address these potential conflicts of interest, we have adopted a Related Person Transaction Policy. In addition, the audit committee of our board of directors, under the terms of its charter, must review and approve all related person transactions. We cannot, however, assure you that any conflicts will be resolved in our favor, and as a result, our business could be harmed.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

If we, or the third parties from whom we license intellectual property, are unable to secure and maintain patent or other intellectual property protection for the intellectual property contained in our products, our ability to compete will be harmed.

Our commercial success depends, in part, on obtaining patent and other intellectual property protection for the technologies contained in our products. The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. Our patent position is uncertain and complex, in part, because of our dependence on intellectual property that we license from others. If we, or the third parties from whom we license intellectual property, fail to obtain adequate patent or other intellectual property protection for intellectual property contained in our products, or if any protection is reduced or eliminated, others could use the intellectual property contained in our products, resulting in harm to our competitive business position. In addition, patent and other intellectual property protection may not provide us with a competitive advantage against competitors that devise ways of making competitive products without infringing any patents that we own or have rights to.

As of March 1, 2009, our portfolio included 38 wholly owned pending U.S. patent applications, 49 pending foreign applications and other intellectual property that is wholly owned by us. As of March 1, 2009, we had licensed rights to 115 U.S. and 48 foreign third-party granted patents, and we had licensed rights to 22 U.S. and 30 foreign third-party pending patent applications. U.S. patents and patent applications may be subject to interference proceedings and U.S. patents may be subject to reexamination proceedings in the U.S. Patent and Trademark Office. Foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent offices. Any of these proceedings could result in either loss of the patent or denial of the patent application, or loss or reduction in the scope of one or more of the claims of the patent or patent application. Changes in either patent laws or in interpretations of patent laws may also diminish the value of our intellectual property or narrow the scope of our protection. Interference, reexamination and opposition proceedings may be costly and time consuming, and we, or the third parties from whom we license intellectual property, may be unsuccessful in defending against such proceedings. Thus, any patents that we own or license may provide limited or no protection against competitors. In addition, our pending patent applications and those we may file in the future may have claims narrowed during prosecution or may not result in patents being issued. Even if any of our pending or future applications are issued, they may not provide us with adequate protection or any competitive advantages. Our ability to develop additional patentable technology is also uncertain.

Non-payment or delay in payment of patent fees or annuities, whether intentional or unintentional, may also result in the loss of patents or patent rights important to our business. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of the U.S., particularly in the field of medical products and procedures.

If we are unable to prevent unauthorized use or disclosure of our proprietary trade secrets and unpatented know-how, our ability to compete will be harmed.

Proprietary trade secrets, copyrights, trademarks and unpatented know-how are also very important to our business. We rely on a combination of trade secrets, copyrights, trademarks, confidentiality agreements and other contractual provisions and technical security measures to protect certain aspects of our technology, especially where we do not believe that patent protection is appropriate or obtainable. We require our employees and consultants to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our employees and consultants to disclose and assign to us all inventions conceived during the term of their employment or engagement while using our property or which relate to our business. However, these measures may not be adequate to safeguard our proprietary intellectual property and conflicts may, nonetheless, arise regarding ownership of inventions. Such conflicts may lead to the loss or impairment of our intellectual property or to expensive litigation to defend our rights against competitors who may be better funded and have superior resources. Our employees, consultants, contractors, outside clinical collaborators and other advisors may unintentionally or willfully disclose our confidential information to competitors. In addition, confidentiality agreements may be unenforceable or may not provide an adequate remedy in the event of unauthorized disclosure. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. As a result, third parties may be able to use our proprietary technology or information, and our ability to compete in the market would be harmed.

We could become subject to patent and other intellectual property litigation that could be costly, result in the diversion of management's attention, require us to pay damages and force us to discontinue selling our products.

The medical device industry is characterized by competing intellectual property and a substantial amount of litigation over patent and other intellectual property rights. In particular, the fields of orthopedic implants, CAS, haptics and robotics are well established and crowded with the intellectual property of competitors and others. A number of companies in our market, as well as universities and research institutions, have issued patents and have filed patent applications which relate to the use of CAS.

Determining whether a product infringes a patent involves complex legal and factual issues, and the outcome of a patent litigation action is often uncertain. We have not conducted an extensive search of patents issued to third parties, and no assurance can be given that third-party patents containing claims covering our products, parts of our products, technology or methods do not exist, have not been filed or could not be filed or issued. Because of the number of patents issued and patent applications filed in our technical areas, our competitors or other third parties, including third parties from whom we license intellectual property, may assert that our products and the methods we employ in the use of our products are covered by U.S. or foreign patents held by them. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and which may result in issued patents which our current or future products infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. There could also be existing patents that one or more of our products or parts may infringe and of which we are unaware. As the number of competitors in the market for CAS and robotics assisted knee implant systems grows, and as the number of patents issued in this area grows, the possibility of patent infringement claims against us increases. In certain situations, we or third parties, such as Z-Kat from whom we license intellectual property, may determine that it is in our best interests or their best interests to voluntarily challenge a third party's products or patents in litigation or other proceedings, including patent interferences or reexaminations. Pursuant to our licensing arrangement with Z-Kat, we have the right to prosecute, control and maintain all Z-Kat patents and intellectual property rights that are licensed to us within the field of orthopedic surgery. Z-Kat retains the right to prosecute, control and maintain its patent and intellectual property rights outside the field of orthopedic surgery, subject to certain conditions. For example, Z-Kat must notify us prior to taking any action to enforce their patent or intellectual property rights. To help ensure that Z-Kat has the resources necessary for proper prosecution and defense of any litigation arising from such enforcement action, our agreement with Z-Kat also requires that it enter into an engagement letter with competent counsel and deposit funds into an escrow account, for use by us to take over the litigation or action in the event Z-Kat is unable or unwilling to conduct proper prosecution and defense of such litigation or action. Despite these arrangements, we may have no control over Z-Kat's decisions regarding enforcement actions outside the field of orthopedic surgery. As a result, we may become involved in unwanted litigation that could be costly, result in diversion of management's attention, require us to pay damages and force us to discontinue selling our products.

On November 26, 2007, we received a letter from counsel to SensAble Technologies, Inc. alleging that we infringed certain of its patents and breached a confidentiality provision in the Sublicense Agreement, dated May 24, 2006, pursuant to which we license certain patents from SensAble. In the letter, SensAble alleged, among other things, that we exceeded the scope of our licensed field of computer assisted surgery by using the technology for, among other things, pre-operative planning and post-operative follow-up. SensAble also alleged that we infringed one or more claims in five U.S. patents that are not among the patents licensed to us pursuant to the Sublicense Agreement. Although SensAble has not commenced any legal action against us as of the date of this report, it may do so in the future and at this time we cannot determine the ultimate outcome of any such legal action. Any such legal action could result in our inability to manufacture and commercialize our robotic arm systems, as currently sold, which could have a material adverse effect on our company. See also Item 3, Legal Proceedings, and Part II, Item 8, Financial Statements, Note 7 to the Financial Statements.

Infringement actions and other intellectual property claims and proceedings, whether with or without merit, may cause us to incur substantial costs and could place a significant strain on our financial resources, divert the attention of management from our business and harm our reputation. Some of our competitors may be able to sustain the costs of complex patent or intellectual property litigation more effectively than we can because they have substantially greater resources.

We cannot be certain that we will successfully defend against allegations of infringement of third-party patents and intellectual property rights. In the event that we become subject to a patent infringement or other intellectual property lawsuit and if the other party's patents or other intellectual property were upheld as valid and enforceable and we were found to infringe the other party's patents or violate the terms of a license to which we are a party, we could be required to pay damages. We could also be prevented from selling our products unless we could obtain a license to use technology or processes covered by such patents or were able to redesign the product to avoid infringement. A license may not be available at all or on commercially reasonable terms or we may not be able to redesign our products to avoid infringement. Modification of our products or development of new products could require us to conduct clinical trials and to revise our filings with the FDA and other regulatory bodies, which would be time consuming and expensive. In these circumstances, we may be unable to sell our products at competitive prices or at all, our business and operating results could be harmed and our stock price may decline. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other medical device companies, including our competitors or potential competitors. We could in the future be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our products and processes, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. In addition, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential products, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management.

RISKS RELATED TO REGULATORY COMPLIANCE

If we fail to comply with the extensive government regulations relating to our business, we may be subject to fines, injunctions and other penalties that could harm our business.

Our medical device products and operations are subject to extensive regulation by the FDA, pursuant to the Federal Food, Drug, and Cosmetic Act, or FDCA, and various other federal, state and foreign governmental authorities. Government regulations and foreign requirements specific to medical devices are wide ranging and govern, among other things:

- design, development and manufacturing;
- testing, labeling and storage;

- clinical trials;
- product safety;
- marketing, sales and distribution;
- premarket clearance or approval;
- record keeping procedures;
- advertising and promotions;
- recalls and field corrective actions;
- post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; and
- product export.

In the U.S., before we can market a new medical device, or a new use of, or claim for, or significant modification to, an existing product, we must first receive either premarket clearance under Section 510(k) of the FDCA, or approval of a PMA from the FDA, unless an exemption applies. In the 510(k) clearance process, the FDA must determine that a proposed device is "substantially equivalent" to a device legally on the market, known as a "predicate" device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA approval pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on data obtained in clinical trials. Both of these processes can be expensive and lengthy and entail significant user fees, unless exempt. The FDA's 510(k) clearance process usually takes from three to 12 months, but it can last longer. The process of obtaining PMA approval is much more costly and uncertain than the 510(k) clearance process. It generally takes from one to three years, or even longer, from the time the PMA application is submitted to the FDA until an approval is obtained. There is no assurance that we will be able to obtain FDA clearance or approval for any of our new products on a timely basis, or at all.

The FDA, state, foreign and other governmental authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in governmental agencies or a court taking action, including any of the following sanctions:

- untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
- customer notifications or repair, replacement, refunds, detention or seizure of our products;
- operating restrictions or partial suspension or total shutdown of production;
- refusing or delaying requests for 510(k) clearance or PMA approvals of new products or modified products;
- withdrawing 510(k) clearances or PMA approvals that have already been granted;
- refusing to provide Certificates for Foreign Government (CFG);
- refusing to grant export approval for our products; or
- pursuing criminal prosecution.

Failure to obtain regulatory approval in additional foreign jurisdictions will prevent us from expanding the commercialization of our products abroad.

To be able to market and sell our products in other countries, we must obtain regulatory approvals and comply with the regulations of those countries. These regulations, including the requirements for approvals and the time required for regulatory review, vary from country to country. Obtaining and maintaining foreign regulatory approvals are expensive, and we cannot be certain that we will receive regulatory approvals in any foreign country in which we plan to market our products. If we fail to obtain or maintain regulatory approval in any foreign country in which we plan to market our products, our ability to generate revenue will be harmed.

As we modify existing products or develop new products in the future, including new instruments, we apply for permission to affix the CE mark to such products. In addition, we will be subject to annual regulatory audits in order to maintain those CE mark permissions. We do not know whether we will be able to obtain permission to affix the CE mark for new or modified products or that we will continue to meet the quality and safety standards required to maintain the permissions we have already received. If we are unable to maintain permission to affix the CE mark to our products, we will no longer be able to sell our products in member countries of the European Union or other areas of the world that require CE approval of medical devices.

If we or our third-party manufacturers or suppliers fail to comply with the FDA's Quality System Regulation, our manufacturing operations could be interrupted and our product sales and operating results could suffer.

We and some of our third-party manufacturers and suppliers are required to comply with the FDA's Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. We and our manufacturers and suppliers are also subject to the regulations of foreign jurisdictions regarding the manufacturing process if we market our products overseas. The FDA enforces the QSR through periodic and unannounced inspections of manufacturing facilities. In January 2009, the FDA conducted its first audit of our facility, during which we received certain inspectional observations. We are addressing the observations and intend to submit responses to them to the FDA on a voluntary basis. The FDA inspection report relating to the audit has not yet been issued. To date, our facilities have not been inspected by any other regulatory authorities. In November 2008, BSi, an independent global certification body, conducted an annual assessment of our quality management system, which concluded that our quality management system complied with the requirements of ISO13485:2003 in all material respects. We are scheduled to have a BSi audit in mid-March 2009 in order to complete the necessary quality system certification needed for achieving the CE marking required for class III devices, such as orthopedic implants. In connection with achieving CE marking, which is a legal requirement for medical devices intended for sale in Europe, we have also submitted design dossiers to BSi for the purpose of review and approval. BSi will continue to conduct annual audits to assess our compliance with BSi certification standards. We anticipate that we and certain of our third-party manufacturers and suppliers will be subject to inspections by regulatory authorities in the future. If our facilities or those of our manufacturers or suppliers fail to take satisfactory corrective action in response to an adverse QSR inspection, the FDA could take enforcement action, including any of the following sanctions:

- untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
- customer notifications or repair, replacement, refunds, detention or seizure of our products;
- operating restrictions or partial suspension or total shutdown of production;
- refusing or delaying requests for 510(k) clearance or PMA approvals of new products or modified products;
- withdrawing 510(k) clearances or PMA approvals that have already been granted;
- refusing to provide Certificates for Foreign Government (CFG)
- refusing to grant export approval for our products; or
- pursuing criminal prosecution.

Any of these sanctions could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers' demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

Our products may in the future be subject to product actions that could harm our reputation, business operations and financial results.

Manufacturers may, on their own initiative, initiate a product action, including a non-reportable market withdrawal or a reportable product recall, for the purpose of correcting a material deficiency, improving device performance, or other reasons. Additionally, the FDA and similar foreign governmental authorities have the authority to require an involuntary recall of commercialized products in the event of material deficiencies or defects in design, or manufacture or labeling. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious injury or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Product actions involving any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. As of March 2, 2009, we initiated five product actions, one of which was reportable to the FDA pursuant to the correction / removal guidelines. The reportable recall was associated with two tracking array instruments for the patient specific visualization of the TGS and was communicated to the FDA in May 2008. We internally closed the action in October 2008 and requested that the FDA do the same. Pursuant to an FDA facility audit in January 2009, we reopened the recall to include subsequent activities and internally reclosed the recall in January 2009, again requesting that the FDA do the same. The recall was posted by the FDA on its website in February 2009.

Companies are required to maintain certain records of product actions, even if they are not reportable to the FDA. If we determine that certain of those product actions do not require notification of the FDA, the FDA may disagree with our determinations and require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action, including any of the following sanctions for failing to report the recalls when they were conducted:

- untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
- customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;
- operating restrictions or partial suspension or total shutdown of production;
- refusing or delaying our requests for 510(k) clearance or PMA approvals of new products or modified products;
- withdrawing 510(k) clearances or PMA approvals that have already been granted;
- refusing to provide Certificates for Foreign Government (CFG);
- refusing to grant export approval for our products; or
- pursuing criminal prosecution.

Any of these sanctions could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers' demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

If our products, or malfunction of our products, cause or contribute to a death or a serious injury, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA MDR regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. In addition, all manufacturers placing medical devices in European Union markets are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the relevant authority in whose jurisdiction the incident occurred. As of March 2, 2009, pursuant to the FDA guidelines on MDRs, we filed sixteen incident reports with the FDA. In the future, we may experience additional events that may require reporting to the FDA pursuant to the MDR regulations. Any adverse event involving our products could result in future voluntary corrective actions, such as product actions or customer notifications, or agency action, such as inspection, mandatory recall or other enforcement action. As of March 2, 2009, we initiated five product actions, one of which was reportable to the FDA pursuant to the correction / removal guidelines. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results. In addition, failure to report such adverse events to appropriate government authorities on a timely basis, or at all, could result in an enforcement action against us.

We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or "off-label" uses, resulting in damage to our reputation and business.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of a medical device for a use that has not been cleared or approved by FDA. Use of a device outside its cleared or approved indications is known as "off-label" use. We believe that the specific surgical procedures for which our products are marketed fall within the scope of the surgical applications that have been cleared by the FDA. However, physicians may use our products off-label, as the FDA does not restrict or regulate a physician's choice of treatment within the practice of medicine. However, if the FDA determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired. Although our policy is to refrain from statements that could be considered off-label promotion of our products, the FDA or another regulatory agency could disagree and conclude that we have engaged in off-label promotion. In addition, the off-label use of our products may increase the risk of injury to patients, and, in turn, the risk of product liability claims. Product liability claims are expensive to defend and could divert our management's attention and result in substantial damage awards against us.

Federal regulatory reforms may adversely affect our ability to sell our products profitably.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of a medical device. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

Without limiting the generality of the foregoing, Congress has recently enacted, and the President has signed into law, the Food and Drug Administration Amendments Act of 2007, or the Amendments. This law requires, among other things, that the FDA propose, and ultimately implement, regulations that will require manufacturers to label medical devices with unique identifiers unless a waiver is received from the FDA. Once implemented, compliance with those regulations may require us to take additional steps in the manufacture of our products and labeling. These steps may require additional resources and could be costly. In addition, the Amendments will require us to, among other things, pay annual establishment registration fees to the FDA for each of our FDA registered facilities.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws and regulations and could face substantial penalties if we are unable to fully comply with such laws.

While we do not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, many healthcare laws and regulations apply to our business. For example, we could be subject to healthcare fraud and abuse and patient privacy regulation and enforcement by both the federal government and the states in which we conduct our business. The healthcare laws and regulations that may affect our ability to operate include:

- the federal healthcare programs' Anti-Kickback Statute, which prohibits, among other things, persons or entities from soliciting, receiving, offering or providing remuneration, directly or indirectly, in return for or to induce either the referral of an individual for, or the purchase order or recommendation of, any item or service for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs;
- federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, or are for items or services not provided as claimed, and which may apply to entities like us to the extent that our interactions with customers may affect their billing or coding practices;

- the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which established new federal crimes for knowingly and willfully executing a scheme to defraud any healthcare benefit program or making false statements in connection with the delivery of or payment for healthcare benefits, items or services, as well as leading to regulations imposing certain requirements relating to the privacy, security and transmission of individually identifiable health information; and
- state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The orthopedic medical device industry is, and in recent years has been, under heightened scrutiny as the subject of government investigations and enforcement actions involving manufacturers who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business, specifically including arrangements with physician consultants. We have arrangements with surgeons, hospitals and other entities which may be subject to scrutiny. For example, we have consulting agreements with orthopedic surgeons using or considering the use of our present and future robotic arm systems and MAKOplasty implants and disposable products, for assistance in product development, and professional training and education, among other things. Payment for these consulting services has been or may be in the future in the form of stock options or royalties rather than per hour or per diem amounts that would require verification of time worked, or could also take the form of part time employment. In addition, we sometimes allow hospitals a period of evaluation of our products at no charge. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. Any penalties, damages, fines, exclusions, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of these laws are broad and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If the surgeons or other providers or entities with whom we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on our business.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

We expect that the price of our common stock will fluctuate substantially, which could lead to losses for stockholders, possibly resulting in class action securities litigation.

Prior to our IPO in February 2008, there was no public market for shares of our common stock. Since the IPO, our common stock has experienced significant price fluctuations and low trading volumes. An active public trading market may not develop or, if developed, may not be sustained. The market price for our common stock will be affected by a number of factors, including:

- the receipt, denial or timing of regulatory clearances or approvals of our products or competing products;
- changes in policies affecting third-party coverage and reimbursement in the U.S. and other countries;
- ability of our products, if they receive regulatory clearance, to achieve market success;
- the performance of third-party contract manufacturers and component suppliers;
- our ability to develop sales and marketing capabilities;
- our ability to manufacture our products to commercial standards;
- the success of any collaborations we may undertake with other companies;
- our ability to develop, introduce and market new or enhanced versions of our products on a timely basis;
- actual or anticipated variations in our results of operations or those of our competitors;

- announcements of new products, technological innovations or product advancements by us or our competitors;
- developments with respect to patents and other intellectual property rights;
- sales of common stock or other securities by us or our stockholders in the future;
- additions or departures of key scientific or management personnel;
- disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
- trading volume of our common stock;
- changes in earnings estimates or recommendations by securities analysts, failure to obtain analyst coverage of our common stock or our failure to achieve analyst earnings estimates;
- developments in our industry; and
- general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

In addition, the stock prices of many companies in the medical device industry have experienced wide fluctuations that have often been unrelated to the operating performance of these companies. We expect our stock price to be similarly volatile. These broad market fluctuations may continue and could harm our stock price. Following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against those companies. Class action securities litigation, if instituted against us, could result in substantial costs and a diversion of our management resources, which could significantly harm our business.

Securities analysts may issue negative reports or cease to cover our common stock, which may have a negative impact on the market price of our common stock.

The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about us or our business. As a result of our smaller market capitalization, it may be difficult for our company to continue to attract securities analysts that will cover our common stock. If one or more of the analysts who elects to cover us downgrades our stock, our stock price would likely decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. This could have a negative effect on the market price of our stock.

Our principal stockholders, directors and executive officers own a large percentage of our voting stock, which allows them to exercise significant influence over matters subject to stockholder approval.

As of March 2, 2009, our executive officers, directors and principal stockholders holding 5% or more of our outstanding common stock beneficially owned or controlled approximately 60.1% of the outstanding shares of our common stock. Accordingly, these executive officers, directors and principal stockholders, acting as a group, have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. These stockholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other stockholders. This significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

We have not paid dividends in the past and do not expect to pay dividends in the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payments of dividends present in any of our future debt agreements, and other factors our board of directors may deem relevant. If we do not pay dividends, a return on your investment will only occur if our stock price appreciates.

Sales of a substantial number of shares of our common stock in the public market, or the perception that they may occur, may depress the market price of our common stock.

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of such shares upon the effectiveness of a registration statement, or upon the expiration of any holding period under Rule 144, will have on the market price prevailing from time to time. The effectiveness of our registration statement on Form S-1, declared effective by the SEC on December 9, 2008, under which we registered for resale approximately 13.0 million shares of our common stock sold in the October 2008 equity financing, issued upon conversion of our previously outstanding convertible preferred stock, or that may be acquired upon exercise of warrants sold in the equity financing, and the expiration of the holding periods under Rule 144 create a circumstance commonly referred to as an "overhang" and could depress the market price of our common stock. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity related securities in the future at a time and price that we deem reasonable or appropriate.

Approximately all of the 25.0 million shares of our common stock currently outstanding are freely tradable without registration pursuant to Rule 144 under the Securities Act or have been registered for resale with the U.S. Securities and Exchange Commission, or SEC, and the sale of such shares could have a negative impact on the price of our common stock.

Our recent capital raising transaction, and our need to raise additional capital in the future, could have a negative effect on your investment.

We may need to raise additional capital in the future in order for us to continue to operate our business. In October 2008, we raised approximately $40.2 million in gross proceeds through the sale in a private placement of our common stock and warrants to purchase shares of our common stock. Under the terms of the private placement, we granted the investors in the private placement additional warrants to purchase 322,581 shares of our common stock at an exercise price of $6.20 per share in exchange for a right to require, under certain circumstances, the investors to purchase an additional $20,000,000 in shares of our common stock and warrants to purchase shares of our common stock. We may, in the future, also raise additional capital through the public or private sale of common stock or securities convertible into or exercisable for our common stock. Such sales could be consummated at a significant discount to the trading price of our stock.

If we sell additional shares of our common stock, such sales will further dilute the percentage of our equity that our existing stockholders own. In addition, private placement financings could involve the issuance of securities at a price per share that represents a discount to the trading prices of our common stock. Further, debt and equity financings may involve the issuance of dilutive warrants. No assurance can be given that previous or future investors, finders or placement agents will not claim that they are entitled to additional anti-dilution adjustments or dispute the calculation of any such adjustments. Any such claim or dispute could require us to incur material costs and expenses regardless of the resolution and, if resolved unfavorably to us, to effect dilutive securities issuances or adjustment to previously issued securities.

The private placement in October 2008 included, and future financings may include, provisions requiring us to make additional payments to the investors if we fail to obtain or maintain the effectiveness of SEC registration statements by specified dates or take other specified action. Our ability to meet these requirements may depend on actions by regulators and other third parties, over which we will have no control. These provisions may require us to make payments or could lead to costly and disruptive disputes. In addition, these provisions could require us to record additional non-cash expenses. Such provisions in future financings could also require us to issue additional dilutive securities, although the provisions of the private placement in October 2008 include no such requirement.

We are obligated to develop and maintain proper and effective internal control over financial reporting, and we may not complete our analysis of our internal control over financial reporting in a timely manner or this internal control may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning in this annual report on Form 10-K. This assessment concluded that no material weaknesses in our internal control over financial reporting have been identified by our management as of December 31, 2008. If our auditors are unable to express an opinion on the effectiveness of our internal control over financial reporting, which, in accordance with SEC rules will be required as of December 31, 2009, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on the price of our common stock. Future failure to comply with the rules might make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

In addition, as a public company, we incur significant additional legal, accounting and other expenses that we did not incur as a private company, and our administrative staff is required to perform additional tasks. For example, we have increased the size of our accounting staff, updated our accounting systems and procedures, revised the roles and duties of our board committees, retained a transfer agent, adopted an insider trading policy and disclosure controls and procedures and are bearing all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. Changing laws, regulations and standards relating to corporate governance and public disclosure, and related regulations implemented by the SEC and The NASDAQ Global Market, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We are investing resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and a diversion of management's time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We lease approximately 36,000 square feet of office and warehouse space in Fort Lauderdale, Florida, which is used as our headquarters and for the assembly of our products. Our lease expires on July 31, 2011. Thereafter, we have the right to renew our lease for two three-year terms upon prior written notice and the fulfillment of certain conditions. We believe that this facility will be adequate to meet our needs through at least 2010, but additional space may be required in the future to accommodate our anticipated growth.

ITEM 3. LEGAL PROCEEDINGS

On November 26, 2007, we received a letter from counsel to SensAble Technologies, Inc. alleging that we infringed certain of its patents and breached a confidentiality provision in the Sublicense Agreement, dated May 24, 2006, pursuant to which we license certain patents from SensAble. In the letter, SensAble alleged, among other things, that we exceeded the scope of our licensed field of computer assisted surgery by using the technology for, among other things, pre-operative planning and post-operative follow-up. SensAble also alleged that we infringed one or more claims in five U.S. patents that are not among the patents licensed to us pursuant to the Sublicense Agreement.

We have investigated SensAble's allegations, and, based on the opinion of counsel, we believe that if SensAble initiates a lawsuit against us, a court should find that our TGS does not infringe any of the SensAble patents identified in the November 26, 2007 letter. We have communicated our belief to SensAble. SensAble has not commenced any legal action against us, but may do so in the future. The letter from counsel to SensAble stated that unless we, among other things, cease and desist from alleged infringement of its patents or pay additional licensing fees, including a proposed licensing fee of $30 million for additional patents not included in the Sublicense Agreement, SensAble intends to bring a lawsuit against us. We intend to vigorously defend ourselves against these allegations in the event of a lawsuit. There have been no new material developments with respect to this matter since the second quarter of 2008. We cannot predict the outcome of this matter at this time.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

Our common stock began trading on The NASDAQ Global Market under the symbol "MAKO" on February 14, 2008. Prior to that date, there was no identifiable public market for our common stock.

The following table sets forth the range of the high and low intraday prices for the period of April 1, 2008 through December 31, 2008 as reported by The NASDAQ Global Market.

Year Ended December 31, 2008	High	Low
October 1 – December 31, 2008	$ 9.75	$ 5.23
July 1 – September 30, 2008	$ 8.45	$ 6.29
April 1 – June 30, 2008	$ 9.48	$ 7.00

Our stock transfer records indicated that as of March 2, 2009, there were approximately 64 holders of record of our common stock.

DIVIDEND POLICY

We have never declared dividends or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

REVERSE STOCK SPLIT AND CONVERSION OF PREFERRED STOCK

In connection with our IPO, we effected a one-for-3.03 reverse split of our common stock on February 8, 2008. On the effective date of the reverse split, each 3.03 shares of issued and outstanding common stock were combined into one share of common stock. In accordance with the terms of each series of preferred stock, all outstanding shares of our preferred stock were converted to common stock immediately prior to the closing of our IPO on February 20, 2008 at a conversion price that was adjusted to reflect the reverse split.

All amounts related to our issued and outstanding common stock and options to purchase common stock in this report and in the accompanying financial statements and the related notes have been retroactively adjusted to give effect to the one-for-3.03 reverse split.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes our equity compensation plans as of December 31, 2008 (in thousands, except per share data).

Plan Category	(a) Number of Shares of Our Common Stock to be Issued Upon Exercise of Outstanding Options	(b) Weighted-Average Exercise Price of Outstanding Options	(c) Number of Shares of Our Common Stock Remaining Available for Future Issuance Under Equity Compensation Plans (Exceeding Securities Reflected in Col (a))
Equity compensation plans approved by our security holders	2,193(1)	$5.56	1,358(2)
Equity compensation plans not approved by our security holders	None	None	None
TOTAL	2,193(1)	$5.56	1,358(2)

(1) This number includes shares of our common stock to be issued upon exercise of outstanding options under our 2004 Stock Incentive Plan and our 2008 Omnibus Incentive Plan. No further awards will be made under the 2004 Stock Incentive Plan.

(2) This number includes 625,000 shares available for future issuance under our 2008 Employee Stock Purchase Plan, the initial purchase period of which commenced on October 1, 2008 and ended on December 31, 2008, the initial purchase date. Of the 625,000 shares of our common stock that were reserved for issuance under the plan, 17,784 shares were purchased at a purchase price of $5.68 per share upon the expiration of the initial purchase period on December 31, 2008.

UNREGISTERED SALES OF EQUITY SECURITIES

Other than the sale of equity securities in connection with the equity financing discussed in Item 8, Financial Statements, Notes 1 and 5 to Financial Statements, the details of which were disclosed in a current report on Form 8-K filed with the SEC on October 30, 2008, we did not make any unregistered sales of our equity securities in 2008.

USES OF PROCEEDS FROM SALE OF REGISTERED SECURITIES

Our IPO was effected through a registration statement on Form S-1 (File No. 333-146162) that was declared effective by the SEC on February 14, 2008. We registered 5,100,000 shares of our common stock with an aggregate offering price of $51 million, all of which shares we sold. The offering was completed after the sale of all 5,100,000 shares. J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated were the joint book-running managing underwriters of our IPO and Cowen and Company and Wachovia Securities acted as co-managers. The underwriters elected not to exercise their over-allotment option. We paid $3.6 million of the proceeds in underwriting discounts and commissions, and we incurred an additional $3.6 million of expenses, of which approximately $2.7 million was incurred during the year ended December 31, 2007 and $908,000 was incurred subsequent to the 2007 year end. None of the expenses were paid, directly or indirectly, to directors, officers or persons owning 10% or more of our common stock, or to our affiliates.

We have used and currently intend to use the proceeds from the IPO, net of the payment of the $4.0 million IBM deferred license fee and the underwriting discounts and commissions, as set forth below. See Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 8, Financial Statements, Note 7 to Financial Statements, of this report for more information regarding payment of the IBM license fee.

- Approximately $14.0 - $20.0 million for the expansion of sales and marketing activities;
- Approximately $12.0 - $18.0 million for continuation of research and development activities; and
- The remainder to fund working capital and other general corporate purposes, including the expenses associated with the IPO.

Management has broad discretion over the uses of the proceeds of the IPO. In addition to payment of the IBM deferred license fee during the first quarter of 2008, as of December 31, 2008, we had used approximately $7.5 million of the IPO proceeds for sales and marketing activities, $8.5 million for research and development activities and $7.0 million for working capital and general corporate purposes. The remaining $16.8 million of the IPO proceeds is invested in highly liquid, short-term, interest-bearing funds.

ISSUER PURCHASES OF EQUITY SECURITIES

We did not repurchase any shares of our capital stock during the fourth quarter of 2008.

Performance Graph [1]

The following graph shows a comparison of cumulative total return for our common stock, the NASDAQ Composite Index, and the NASDAQ Medical Equipment Index. Such returns are based on historical results and are not intended to suggest future performance. The graph assumes $100 was invested in our common stock and in each of the indexes on February 14, 2008, the date our common stock commenced trading on The NASDAQ Global Market.

Data for the NASDAQ Composite Index and the NASDAQ Medical Equipment Index assume reinvestment of dividends. The Company has never paid dividends on its common stock and has no present plans to do so.

The stockholder return shown on the graph below is not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.

COMPARISON OF 10-MONTH CUMULATIVE TOTAL RETURN
Among
MAKO Surgical Corp.
The NASDAQ Composite Index
and
The NASDAQ Medical Equipment Index



120.00
100.00
80.00
60.00
40.00
20.00
-
DOLLARS
NASDAQ Composite
MAKO Surgical Corp.
NASDAQ Medical Equipment
2/14/2008
3/31/2008
6/30/2008
9/30/2008
12/31/2008

	2008				
	February 14	March 31	June 30	September 30	December 31
MAKO Surgical Corp.	$100.00	$97.93	$79.74	$78.98	$72.77
NASDAQ Composite	$100.00	$97.71	$98.30	$89.27	$67.61
NASDAQ Medical Equipment	$100.00	$93.88	$90.11	$87.19	$60.05

(1) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any of our filings of under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth certain financial data with respect to our business. The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and the financial statements and related notes thereto in Item 8.

We were formed in November 2004 to be the successor of the computer assisted surgery, or CAS, and haptic robotics business of Z-Kat, Inc., a company founded in 1997 to develop CAS technologies. Z-Kat is considered to be our "Predecessor." The statements of operations data for the period from January 1, 2004 through November 11, 2004 refer to the Predecessor and have been derived from the audited statement of operations of the Predecessor.

The balance sheet and statements of operations data subsequent to November 11, 2004 refer to operations subsequent to our formation, and these periods are referred to as the Company.

Because the Predecessor financial statements were significantly different from our financial statements, the Predecessor and our financial statements are not comparable and, accordingly, the accompanying selected financial data below are presented separated by a vertical black line.

	The Company					Predecessor
	Years Ended December 31,				Nov. 12, 2004 Through Dec. 31,	Jan. 1, 2004 Through Nov. 11,
(in thousands, except per share data)	2008	2007	2006	2005	2004	2004
Statements of Operations Data						
Revenue	$ 2,944	$ 771	$ 63	$ —	$ —	$ 1,648
Cost of revenue	3,446	583	77	—	—	1,085
Gross profit (loss)	(502)	188	(14)	—	—	563
Operating costs and expenses:						
Selling, general and administrative	23,158	12,042	5,023	2,736	630	2,642
Research and development	12,472	8,269	5,192	2,582	403	1,454
Depreciation and amortization	1,828	1,297	644	98	6	430
Total operating costs and expenses	37,458	21,608	10,859	5,416	1,039	4,526
Loss from operations	(37,960)	(21,420)	(10,873)	(5,416)	(1,039)	(3,963)
Interest and other income	988	1,073	476	269	—	1
Interest and other expenses	(110)	(311)	(220)	—	—	(480)
Net loss	$ (37,082)	$ (20,658)	$ (10,617)	$ (5,147)	$ (1,039)	$ (4,442)
Net loss attributable to common stockholders	$ (37,647)	$ (24,318)	$ (12,493)	$ (6,288)	$ (1,061)	$ (5,222)
Net loss per share: Basic and diluted attributable to common stockholders (1)	$ (2.20)	$ (14.75)	$ (8.03)	$ (4.18)	$ (2.39)	$ (0.63)
Weighted average common shares outstanding: Basic and diluted (2)	17,096	1,649	1,555	1,503	444	8,235

(in thousands)	The Company As of December 31, 2008	2007	2006	2005	2004
Balance Sheet Data:					
Cash and cash equivalents	$ 62,547	$ 9,615	$ 2,108	$ 6,145	$ 1,959
Short-term investments	1,077	3,084	1,400	10,097	—
Total assets	86,533	29,190	12,754	17,435	2,404
Long-term debt, net of current portion	—	—	—	—	—
Redeemable convertible preferred stock	—	59,487	25,911	24,034	2,866
Accumulated deficit	(80,172)	(42,843)	(19,366)	(6,820)	(1,039)
Total stockholders' equity (deficit)	66,514	(42,837)	(19,437)	(6,888)	(700)

(1) The basic and diluted net loss per share computation excludes potential common shares upon exercise of options and warrants to purchase common stock and unvested restricted stock as their effect would be anti-dilutive. See Item 8, Financial Statements and Supplementary Data, Note 2 to the Financial Statements, for a detailed explanation of the determination of shares used in computing basic and diluted loss per share.

(2) Weighted average common shares outstanding and per share amounts have been retroactively adjusted to give effect to a one-for-3.03 reverse stock split of our common stock effected on February 8, 2008.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this report, "MAKO Surgical," "MAKO," the "Company," "we," "us" and "our" refer to MAKO Surgical Corp.

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes appearing elsewhere in this report. This report contains forward-looking statements regarding, among other things, statements related to expectations, goals, plans, objectives and future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934 and the Private Securities Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing" or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Examples of such statements include, but are not limited to, statements about the timing and number of planned new product introductions, market acceptance of the MAKOplasty® solution, the future availability of implants and components of our Tactile Guidance System, or TGS, and our RIO Robotic Arm Interactive Orthopedic, or RIO, system, from third-party suppliers, including single source suppliers, the anticipated adequacy of our capital resources to meet the needs of our business, our ability to sustain, and our goals for, sales and earnings growth and our success in achieving timely approval or clearance of products with domestic and foreign regulatory entities. These statements are based on the current estimates and assumptions of our management as of the date of this report and are subject to risks, uncertainties, changes in circumstances, assumptions and other factors that may cause actual results to differ materially from those indicated by forward-looking statements, many of which are beyond our ability to control or predict. Such factors, among others, may have a material adverse effect on our business, financial condition and results of operations and may include the potentially significant impact of a further economic downturn on the ability of our customers to secure adequate funding to buy our products or cause our customers to delay a purchasing decision, changes in competitive conditions and prices in our markets, unanticipated issues relating to product launches, particularly the launch of our RIO system, decreases in sales of our principal product lines, increases in expenditures related to increased governmental regulation of our business, unanticipated issues in securing regulatory clearance or approvals for upgrades or changes to our products, loss of key management and other personnel or inability to attract such management and other personnel and unanticipated intellectual property expenditures required to develop and market our products. These and other risks are described in greater detail under Item 1A, Risk Factors, of this report. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We do not undertake any obligation to release any revisions to these forward-looking statements publicly to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

We have received or applied for trademark registration of and/or claim trademark rights for the following marks: "MAKOplasty®," "RIO," "RESTORIS®," "Tactile Guidance System" and "TGS," as well as in the MAKO Surgical Corp. "MAKO" logo, whether standing alone or in connection with the words "MAKO Surgical Corp."

OVERVIEW

We are an emerging medical device company that markets our advanced robotic arm solution and orthopedic implants for minimally invasive orthopedic knee procedures. We offer MAKOplasty, an innovative, restorative surgical solution that enables orthopedic surgeons to consistently, reproducibly and precisely treat patient specific, early to mid-stage osteoarthritic knee disease. In February 2008, our common stock began trading on The NASDAQ Global Market under the ticker symbol "MAKO" and we closed our initial public offering, or IPO.

Through December 31, 2008, our recognized revenue was primarily generated from the sale of our implants and disposable products utilized in knee MAKOplasty procedures. In accordance with our revenue recognition policy as described in the "Critical Accounting Policies and Significant Judgments and Estimates" section below, upon customer acceptance of the sale of our Tactile Guidance System, or TGS, we deferred recognition of the related revenue and direct cost of revenue until delivery of the RIO Robotic Arm Interactive Orthopedic system, or RIO system, which is version 2.0 of the TGS and which we plan to commercially launch in the first half of 2009. We have incurred net losses in each year since our inception and, as of December 31, 2008, we had an accumulated deficit of $80.2 million. We expect to continue to incur significant operating losses as we increase our sales and marketing activities and otherwise continue to invest capital in the development and expansion of our products and our business generally. We also expect that our general and administrative expenses will increase due to additional operational and regulatory costs and burdens associated with the rapid expansion of our operations and operating as a public company and due to the rapid expansion of our operations.

Recent key milestones and goals in the development of our business during the year ended December 31, 2008 include the following:

- In January 2008, we obtained 510(k) marketing clearance from the U.S. Food and Drug Administration, or FDA, for version 1.2 of our TGS and commercially launched version 1.2 of our TGS in the first quarter of 2008.
- In February 2008, we completed the IPO of our common stock, issuing a total of 5.1 million shares at an issue price of $10.00 per share, resulting in net proceeds to the Company of approximately $43.8 million, after underwriting discounts and commissions of $3.6 million and expenses of approximately $3.6 million.
- In the second quarter of 2008, we filed a 510(k) submission with the FDA for version 2.0 of our TGS. We also received 510(k) clearance for our unicompartmental implant and 510(k) clearance for our patellofemoral implant, components of our intended multicompartmental implant strategy.
- In the third quarter of 2008, we finalized development of a TGS software application to enable our MAKO-branded RESTORIS unicompartmental knee implant system, or RESTORIS, combining our tibial inlay and tibial onlay system. We commercially introduced this software, version 1.3 of our TGS, and RESTORIS in the third quarter of 2008. TGS version 1.3 did not require 510(k) clearance as the indications for use of RESTORIS with the TGS were included and cleared as part of version 1.2 of our TGS.
- In October 2008, we entered into a Securities Purchase Agreement for an equity financing of up to $60 million, with initial gross proceeds of approximately $40.2 million, which we closed on October 31, 2008, and conditional access to an additional $20 million, referred to as the Second Closing. In connection with the financing, we issued and sold to the participating investors 6,451,613 shares of our common stock at a purchase price of $6.20 per share and issued at the purchase price of $0.125 per warrant to the participating investors warrants to purchase 1,290,323 shares of common stock at an exercise price of $7.44 per share. In addition, at a purchase price of $0.125 per warrant, we issued warrants to purchase 322,581 shares of common stock at an exercise price of $6.20 per share to investors that agreed to purchase an additional $20 million of common stock in the Second Closing. The financing resulted in net proceeds of approximately $39.7 million, after expenses of approximately $469,000.

- In the fourth quarter of 2008, we received 510(k) clearances from the FDA to market both our RIO system and our MAKO-branded RESTORIS MCK multicompartmental knee implant system, or RESTORIS MCK, both of which we intend to commercially launch in the first half of 2009.

We believe that the key to growing our business is expanding the application of MAKOplasty to multicompartmental resurfacing procedures by offering implants that address mid-stage, multicompartmental knee degeneration. To successfully commercialize our products and grow our business, we must gain market acceptance for MAKOplasty.

FACTORS WHICH MAY INFLUENCE FUTURE RESULTS OF OPERATIONS

The following is a description of factors which may influence our future results of operations, including significant trends and challenges that we believe are important to an understanding of our business and results of operations.

Revenue

Revenue is generated from unit sales of our robotic arm systems, including installation services, training and upgrades and enhancements, from sales of implants and disposable products and sales of extended warranty service contracts. To date, we have generated revenue primarily from the sale of implants and disposable products utilized in knee MAKOplasty procedures. Recognition of revenue associated with the sale of TGS units in our statements of operations is dependent upon satisfying all related revenue recognition criteria, which include the delivery of the RIO system, which we anticipate to commercially launch in the first half of 2009. Revenue related to future RIO system sales will be recognized upon delivery and will not be deferred, as described in the "Critical Accounting Policies and Significant Judgments and Estimates" section below.

Future revenue from sales of our products is difficult to predict and we expect that it will only modestly reduce our continuing and increasing losses resulting from selling, general and administrative expenses, research and development and other activities for at least the next two or three years. Our future revenue may also be adversely affected by the current general economic downturn and the resulting tightening of the credit markets, which may cause our customers to experience difficulties in securing adequate funding to buy our products or cause purchasing decisions to be delayed.

The generation of recurring revenue through sales of our knee implants, disposable products and service contracts are an important part of the MAKOplasty business model. We anticipate that recurring revenue will constitute an increasing percentage of our total revenue as we leverage each new installation of our RIO system to generate recurring sales of implants and disposable products and as we expand our implant product offering.

Cost of Revenue

Cost of revenue primarily consists of the direct costs associated with the manufacture of robotic arm systems, implants and disposable products for which revenue has been recognized or deferred in accordance with our revenue recognition policy. Costs associated with providing services are expensed as incurred. Cost of revenue also includes the cost associated with establishing at the time of installation an accrual for the TGS standard one-year warranty liability, royalties related to the sale of products covered by licensing arrangements and write-offs of obsolete or impaired inventory.

The cost of revenue associated with the sale of TGS units is deferred until the recognition of the related revenue. In addition, we expect that deferred costs of revenue associated with the sale of TGS units will be higher during the deferral period due to the additional costs associated with providing hardware enhancements and upgrades through and including the delivery of the RIO system as described in the "Critical Accounting Policies and Significant Judgments and Estimates" section below.

In the third quarter of 2008, we commercially introduced RESTORIS, our MAKO-branded unicompartmental implant system. We also developed the RIO system, which we anticipate commercially launching in the first half of 2009. In conjunction with the anticipated launch of RESTORIS and the RIO system, we discontinued portions of our current implant line and the manufacturing of our TGS. As a result, we wrote off inventory totaling approximately

$619,000 during the year ended December 31, 2008 relating to these product transitions. Depending on demand for our products and technical obsolescence, additional future write-offs of our inventory may occur.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of compensation, including stock-based compensation and benefits, for sales, marketing, operations, regulatory, quality, executive, finance, legal and administrative personnel. Other significant expenses include costs associated with sales and marketing activities, marketing and advertising materials, insurance, professional fees for legal and accounting services, consulting fees, travel expenses, facility and related operating costs, and recruiting expenses. Our selling, general and administrative expenses are expected to continue to increase due to the cost associated with the commercial launch of our RIO system and RESTORIS MCK, an increased number of employees necessary to support our continued growth in operations, and the additional operational and regulatory burdens and costs associated with operating as a publicly traded company. In addition, we are currently taking preliminary steps to investigate the feasibility of establishing clinical sites outside the United States, which may also increase our selling, general and administrative expenses, and we expect to incur additional costs associated with securing and protecting our intellectual property rights as necessary to support our future product offerings.

Research and Development Expenses

Costs related to research, design and development of products are charged to research and development expense as incurred. These costs include direct salary and benefit costs for research and development employees including stock-based compensation, cost for materials used in research and development activities and costs for outside services. Research and development expenses are expected to continue to increase as we research potential future products.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

Our management's discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements as well as the reported expenses during the reporting periods. The accounting estimates that require our most significant, difficult and subjective judgments include revenue recognition, allowance for doubtful accounts, inventory valuation, valuation allowance for deferred tax assets and liabilities, impairment of long-lived assets and the determination of stock-based compensation. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Item 8, Financial Statements and Supplementary Data, Note 2 to the Financial Statements, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

Revenue Recognition

Revenue is generated from unit sales of our robotic arm systems, including installation services, training, upgrades and enhancements, from sales of implants and disposable products and sales of extended warranty service contracts. Because our TGS, as well as upgrades and enhancements to the TGS, include software that is essential to the functionality of the product, we account for the sale of the TGS pursuant to Statement of Position No. 97-2, Software Revenue Recognition ("SOP 97-2"), as amended.

We recognize product revenue for sales of the TGS when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection of the fee is probable and delivery has occurred as prescribed by SOP 97-2. For all sales, we use either a signed agreement or a binding purchase order as evidence of an arrangement. Sales arrangements for sales of our TGS units through December 31, 2008, required us to provide upgrades and enhancements to the TGS unit through and including delivery of the RIO system.

For arrangements with multiple elements, we allocate arrangement consideration to TGS units, upgrades, enhancements and services based upon vendor specific objective evidence of fair value, or VSOE, of the respective elements. As of December 31, 2008, VSOE did not yet exist for all the undelivered elements. Accordingly, all revenue and direct cost of revenue associated with the sale of the TGS are deferred until the earlier of (1) delivery of all elements or (2) establishment of VSOE for all undelivered elements.

Sales of TGS units are recorded as deferred revenue. The direct cost of revenue associated with the sale of TGS units is currently recorded as deferred cost of revenue. Costs associated with establishing an accrual for the TGS standard one-year warranty liability and royalties related to the sale of TGS units covered by licensing arrangements are expensed as incurred and included in Cost of Revenue, Systems, in the statements of operations. We anticipate ultimately recognizing a positive margin on the sales to date of TGS units, including the satisfaction of the remaining upgrades through the final deliverable of the RIO system, which we intend to commercially launch in the first half of 2009. As recognition of the deferred revenue and deferred cost of revenue balances associated with sales of TGS units are anticipated to occur within 12 months of December 31, 2008, we classified these balances as current liabilities and current assets, respectively, as of December 31, 2008.

Subsequent to December 31, 2008, we no longer manufacture TGS units, sales arrangements for which required us to provide upgrades and enhancements, through and including the delivery of the RIO system. Sales arrangements for future sales of RIO systems do not require us to provide upgrades and enhancements. Under such RIO system sales arrangements, we have determined that upon installation of the RIO system at a customer's facility and training of surgeons and surgical staff, there will be few or no remaining significant undelivered elements and, as a result, revenues related to future RIO system sales will be recognized and will not be deferred.

Product revenue from the sale of implants and disposable products, or Products, is recognized as revenue in accordance with Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition, when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the price is fixed or determinable and collectability is reasonably assured. The Products are a separate unit of accounting from the robotic arm system as (1) they have value to the customer on a standalone basis, (2) objective and reliable evidence of the fair value of the item exists and (3) no right of return exists once the Products are implanted or consumed. Accordingly, as our implants and disposable products are sold on a procedural basis, the revenue and costs associated with the sale of Products are recognized at the time of sale (i.e., at the time of the completion of the related surgical procedure).

Service revenue, which is included in other revenue, consists of extended warranty services on the TGS hardware, is deferred and recognized ratably over the service period until no further obligation exists. Costs associated with providing services are expensed when incurred.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on our assessment of the collectability of customer accounts. We regularly review the allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay. We have not experienced any collectability issues to date and have no allowance, provision for doubtful accounts receivable or write-offs to date in the accompanying financial statements included in Item 8, Financial Statements and Supplementary Data, of this report.

Inventory Valuation

Inventory is stated at the lower of cost or market value on a first-in, first-out basis. Inventory costs include direct materials and direct labor. We review our inventory periodically to determine net realizable value and consider product upgrades in our periodic review of realizability. We write down inventory, if required, based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes and new product introductions and require estimates that may include uncertain elements.

Valuation Allowance for Deferred Income Tax Assets and Liabilities

Deferred income tax assets and liabilities are determined based on the differences between financial reporting and income tax bases of assets and liabilities, using income tax rates expected to be in effect when the differences will reverse. Valuation allowances are established when necessary to reduce the net deferred tax assets to the amounts expected to be realized. A full valuation allowance has been recorded in the accompanying financial statements relating to all our net deferred income tax assets.

Impairment of Long-Lived Assets

We evaluate our long-lived assets for indicators of impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's fair value or discounted estimate of future cash flows. We have not recorded any such impairment losses to date.

Determination of Stock-Based Compensation

Effective January 1, 2006, we adopted the fair value provisions of Statement of Financial Accounting Standards No. 123 Revised, *Share-Based Payment*, or SFAS 123(R). SFAS 123(R) requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model.

We adopted SFAS 123(R) using the modified retrospective transition method, which requires the restatement of financial statements for prior periods.

We account for stock-based compensation arrangements with non-employees in accordance with the Emerging Issues Task Force ("EITF") Abstract No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.* We record the expense of such services based on the estimated fair value of the equity instrument using the Black-Scholes-Merton pricing model. The value of the equity instrument is charged to expense over the term of the service agreement.

We selected the Black-Scholes-Merton pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model will be affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, forfeitures and expected dividends.

During the year ended December 31, 2008, we recognized $3.3 million of stock-based compensation expense including stock option grants, restricted stock grants, and compensation expense relating to shares issued under our employee share purchase plan, leaving $6.6 million to be recognized in future periods. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures, and is expected to be recognized over a remaining weighted average period of 1.99 years as of December 31, 2008.

RESULTS OF OPERATIONS

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Revenue

Revenue was $2.9 million for the year ended December 31, 2008, compared to $771,000 for the year ended December 31, 2007, and was primarily generated from the sale of implants and disposable products utilized in knee MAKOplasty procedures. The increase in revenue of $2.2 million was primarily due to an increase in MAKOplasty procedures performed during the year ended December 31, 2008 as compared with the year ended December 31, 2007. There were 601 procedures performed during the year ended December 31, 2008 compared to 168 procedures performed during the year ended December 31, 2007. Total revenue was also positively impacted by a $434,000 increase in other revenue, which consists primarily of service revenue on extended warranty services and net royalty revenues. The deferred revenue balance was $11.6 million and $3.4 million as of December 31, 2008 and 2007, respectively. The increase in the deferred revenue balance is primarily related to twelve unit sales of our TGS. We expect our revenue to increase as (1) the number of knee MAKOplasty procedures performed increases in future periods, (2) revenues related to future unit sales of our RIO system are recognized in our statement of operations, and (3) deferred revenue related to previous unit sales of our TGS is recognized in our statement of operations upon satisfaction of all the related revenue recognition criteria, including the delivery of the RIO system, which we anticipate will be commercially launched in the first half of 2009.

Cost of Revenue

Cost of revenue was $3.4 million for the year ended December 31, 2008, compared to $583,000 for the year ended December 31, 2007. The increase in cost of revenue of $2.9 million was primarily due to an increase in knee MAKOplasty procedures performed, a $730,000 write-off of obsolete and discontinued inventory in 2008 primarily due to the launch of our RESTORIS implant system in 2008 and the anticipated launch of our RIO system in the first half 2009, the establishment of warranty accruals on sales of twelve TGS units and royalties incurred on sales of twelve TGS units during the year ended December 31, 2008. The deferred cost of revenue balance was $3.6 million and $926,000 as of December 31, 2008 and 2007, respectively. The increase in the deferred cost of revenue balance is primarily related to twelve unit sales of our TGS. We expect our cost of revenue to increase as (1) the number of knee MAKOplasty procedures performed increases in future periods, (2) cost of revenue related to future unit sales of our RIO system are recognized in our statement of operations, and (3) deferred cost of revenue related to previous unit sales of our TGS are recognized in our statement of operations upon satisfaction of all the related revenue recognition criteria, including the delivery of the RIO system, which we anticipate will be commercially launched in the first half of 2009.

Selling, General and Administrative

Selling, general and administrative expense was $23.2 million for the year ended December 31, 2008, compared to $12.0 million for the year ended December 31, 2007. The increase of $11.1 million, or 92%, was primarily due to an increase in sales, marketing and operations costs associated with the production and commercialization of our products, an increase in general and administrative costs to support growth and costs associated with operating as a public company. Selling, general and administrative expense for the year ended December 31, 2008 also included $1.9 million of stock-based compensation expense compared with $1.0 million for the year ended December 31, 2007. The increase in stock-based compensation expense was primarily due to additional option and restricted stock grants made in 2008 and 2007.We expect our selling, general and administrative expense to continue to increase substantially due to our planned increase in the number of employees necessary to support the sales and marketing efforts associated with the growing commercialization of MAKOplasty, the anticipated commercial launch of the RIO system in the first half of 2009, the anticipated commercial launch of RESTORIS MCK in the first half of 2009, continued growth in operations and the costs associated with operating as a public company.

Research and Development

Research and development expense was $12.5 million for the year ended December 31, 2008, compared to $8.3 million for the year ended December 31, 2007. The increase of $4.2 million, or 51%, was primarily due to an increase in research and development activities associated with on-going development of our RIO system and the RESTORIS and RESTORIS MCK implant systems. Research and development expense for the year ended December 31, 2008 also included $1.4 million of stock-based compensation expense compared with $184,000 for the year ended December 31, 2007. The increase in stock-based compensation expense is due primarily to a nonrecurring charge of $949,000 associated with the vesting in full, upon completion of our IPO in February 2008, of restricted common stock issued pursuant to business consultation agreements entered into in December 2004. We expect our research and development expense to continue to increase as we continue to expand our research and development activities, including the support of existing products and the research of potential future products.

Depreciation and Amortization

Depreciation and amortization expense was $1.8 million for the year ended December 31, 2008, compared to $1.3 million for the year ended December 31, 2007. The increase of $531,000, or 41%, was primarily due to an increase in depreciation of property and equipment as a result of purchases made during 2008 and 2007.

Interest and Other Income

Interest income was $988,000 for the year ended December 31, 2008, compared to $1.1 million for the year ended December 31, 2007. The decrease of $85,000, or 8%, was primarily due to lower yields realized on our cash, cash equivalents and investments for the year ended December 31, 2008 compared with the year ended December 31, 2007.

Interest and Other Expense

Interest and other expense was $110,000 for the year ended December 31, 2008, compared to $311,000 for the year ended December 31, 2007. Through February 2008, interest and other expense consisted primarily of the amortization of the $590,000 discount associated with a deferred payment to IBM of $4.0 million which had been fully amortized and paid upon the completion of our IPO in February 2008. Interest and other expense also included a $63,000 write down of our variable auction rate securities in the first quarter of 2008 as discussed below under the caption, "Liquidity and Capital Resources."

Income Taxes

No income taxes were recognized for the years ended December 31, 2008 and 2007, due to net operating losses in each period. In addition, no current or deferred income taxes were recorded for the years ended December 31, 2008 and 2007, as all income tax benefits were fully offset by a valuation allowance against our net deferred income tax assets.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Revenue

Revenue was $771,000 for the year ended December 31, 2007, compared to $63,000 for the year ended December 31, 2006 and was primarily generated from the sale of implants and disposable products utilized in knee MAKOplasty procedures. The increase in revenue of $708,000 was primarily due to an increase in MAKOplasty procedures performed during the year ended December 31, 2007. The first MAKOplasty procedure was performed in June 2006, and 168 procedures were performed during the year ended December 31, 2007 compared to 13 procedures performed during the year ended December 31, 2006. The increase was also attributable to a $53,000 increase in other revenue, which consists primarily of service revenue on extended warranty services. The deferred revenue balance was $3.4 million and $700,000 as of December 31, 2007 and 2006, respectively. The increase in the deferred revenue balance was primarily related to four unit sales of our TGS.

Cost of Revenue

Cost of revenue was $583,000 for the year ended December 31, 2007, compared to $77,000 for the year ended December 31, 2006. The increase in cost of revenue of $506,000 was primarily due to an increase in knee MAKOplasty procedures performed, the establishment of warranty accruals on sales of TGS units and royalties incurred on sales of TGS units during the year ended December 31, 2007. The increase was also attributable to a $25,000 increase in other cost of revenue, which consists primarily of cost of service revenue on extended warranty services. The deferred cost of revenue balance was $926,000 and $210,000 as of December 31, 2007 and 2006, respectively. The increase in the deferred cost of revenue balance was primarily related to four unit sales of our TGS.

Selling, General and Administrative

Selling, general and administrative expense was $12.0 million for the year ended December 31, 2007, compared to $5.0 million for the year ended December 31, 2006. The increase of $7 million, or 140%, was primarily due to an increase in compensation expense associated with increased selling, marketing and administrative personnel, including a $929,000 increase in stock-based compensation due primarily to the modification of the CEO's restricted stock described in Item 8, Financial Statements and Supplementary Data, Note 5 to the Financial Statements, and additional option and restricted stock grants made in 2007, an increase in general overhead costs due to an increase in marketing activities and increases in facility and travel related costs, a $427,000 increase in recruiting and relocation costs, and a $770,000 increase in professional fees.

Research and Development

Research and development expense was $8.3 million for the year ended December 31, 2007, compared to $5.2 million for the year ended December 31, 2006. The increase of $3.1 million, or 59%, was primarily due to an increase in compensation expense associated with the increased number of research and development employees and a $1.0 million increase in material, supply and other expenses used in research and development activities. The increases in compensation expense and material and supplies were related to the development of versions 1.2 and 2.0 of our TGS and our unicompartmental and multicompartmental implant systems.

Depreciation and Amortization

Depreciation and amortization expense was $1.3 million for the year ended December 31, 2007, compared to $644,000 for the year ended December 31, 2006. The increase of $653,000, or 101%, was primarily due to a $478,000 increase in depreciation of property and equipment due to purchases made in 2007, and a $175,000 increase in amortization associated with the license of $5.4 million of intangible assets from a license agreement entered into in March 2006 with IBM. The license agreement with IBM provides a license in our field of business to IBM's patent portfolio and is stated net of a discount estimated at $590,000 less accumulated amortization of the discount to date associated with a deferred payment of $4.0 million paid upon completion of our IPO in February 2008.

Interest and Other Income

Interest income was $1.1 million for the year ended December 31, 2007, compared to $476,000 for the year ended December 31, 2006. The increase of $597,000, or 125%, was primarily due to an increase in short-term investments from the net proceeds of the issuance of our Series C redeemable convertible preferred stock in February 2007.

Interest and Other Expense

Interest and other expense was $311,000 for the year ended December 31, 2007, compared to $220,000 for the year ended December 31, 2006. The increase of $91,000, or 41%, was primarily due to the amortization of the $590,000 discount on the intangible assets licensed under the IBM license agreement entered into in March 2006 as discussed above.

Income Taxes

No income taxes were recognized for the years ended December 31, 2007 and 2006, due to net operating losses in each period. In addition, no current or deferred income taxes were recorded for the years ended December 31, 2007 and 2006, as all income tax benefits were fully offset by a valuation allowance against our net deferred income tax assets.

LIQUIDITY AND CAPITAL RESOURCES

(in thousands)

	2008	Change	2007	Change	2006
Cash and cash equivalents	$ 62,547	$ 52,932	$ 9,615	$ 7,507	$ 2,108
Short-term investments	1,077	(2,007)	3,084	1,684	1,400
Total cash, cash equivalents, and short-term investments	$ 63,624	$ 50,925	$ 12,699	$ 9,191	$ 3,508
Cash used in operating activities	$ (28,821)	$ (13,441)	$ (15,380)	$ (5,964)	$ (9,416)
Cash provided by (used in) investing activities	(4,548)	(637)	(3,911)	(9,298)	5,387
Cash provided by (used in) financing activities	86,301	59,503	26,798	26,806	(8)
Net increase (decrease) in cash and cash equivalents	$ 52,932	$ 45,425	$ 7,507	$ 11,544	$ (4,037)

We have incurred net losses and negative cash flow from operating activities for each period since our inception in November 2004. As of December 31, 2008, we had an accumulated deficit of $80.2 million and financed our operations principally through the sale of Series A, B and C redeemable convertible preferred stock and the completion of the IPO of our common stock. Through December 31, 2008, we received net proceeds of $52.2 million from the issuance of Series A, B and C redeemable convertible preferred stock. In February 2008, we completed our IPO of common stock, issuing a total of 5.1 million shares at an issue price of $10.00 per share, resulting in net proceeds to us, after expenses, of approximately $43.8 million. In conjunction with the closing of the IPO, in February 2008, all of our outstanding Series A, Series B and Series C redeemable convertible preferred stock was converted into

10,945,080 shares of common stock, as adjusted for a one-for-3.03 reverse stock split, which has been retroactively reflected in the accompanying financial statements.

In October 2008, we entered into a Securities Purchase Agreement for an equity financing of up to $60 million, with initial gross proceeds of approximately $40.2 million, which we closed on October 31, 2008, and conditional access to an additional $20 million, referred to as the Second Closing. In connection with the financing, we issued and sold to the participating investors 6,451,613 shares of our common stock at a purchase price of $6.20 per share and issued warrants to the participating investors to purchase 1,290,323 shares of common stock at a purchase price of $0.125 per warrant and an exercise price of $7.44 per share. In addition, we issued warrants to purchase 322,581 shares of common stock at a purchase price of $0.125 per warrant and an exercise price of $6.20 per share to investors that agreed purchase an additional $20 million of common stock in the Second Closing. The financing resulted in net proceeds of approximately $39.7 million, after expenses of approximately $469,000.

As of December 31, 2008, we had approximately $63.6 million in cash, cash equivalents and short-term investments. Our cash and short-term investment balances are held in a variety of interest bearing instruments, including certificates of deposit and variable auction rate securities.

As of December 31, 2008, we held $1,025,000 par value of variable auction rate securities issued by two separate funds. In February 2008, the auction rate securities experienced failed auctions that limited the liquidity of these securities. Historically, the fair value of auction rate securities approximated par value due to the frequent resets through the auction rate process. The uncertainty in the credit markets affected our holdings in auction rate securities and the liquidity and fair value of these investments were negatively impacted. An other-than-temporary impairment charge of $63,000 was recorded in the first quarter of 2008 to reduce the value of our auction rate securities to the new fair value. Subsequent changes in fair value were included in accumulated other comprehensive income. As of December 31, 2008, the auction rate securities were recorded at the estimated fair value of $1,016,000. In January 2009, all of our outstanding auction rate securities were redeemed at par value either by the issuing fund or our investment firm. Gains included in accumulated other comprehensive income as of December 31, 2008 will be recognized in the statement of operations in the first quarter of 2009.

Although the Second Closing is conditional upon our achievement of certain business related milestones before December 31, 2009, we received the necessary stockholder approval in January 2009 for the potential future issuance of $20 million of common stock along with related warrants as contemplated by the Securities Purchase Agreement.

Net Cash Used in Operating Activities

Net cash used in operating activities primarily reflects the net loss for those periods, which was reduced in part by depreciation and amortization, stock-based compensation, inventory write-downs and accrued interest. Net cash used in operating activities was also affected by changes in operating assets and liabilities. Included in changes in operating assets for the year ended December 31, 2008 are approximately $8.2 million of increases to the deferred revenue balance compared to $2.7 million for the year ended December 31, 2007. This was partially offset by approximately $2.7 million and $716,000 of increases to the deferred cost of revenue balance for the year ended December 31, 2008 and 2007, respectively. The increases to the deferred revenue and deferred cost of revenue balances are primarily related to twelve and four unit sales of our TGS during the years ended December 31, 2008 and 2007, respectively. Deferred revenue and deferred cost of revenue related to unit sales of our TGS will be recognized in the statements of operations upon satisfaction of all related revenue recognition criteria. Additionally, net cash used in operating activities in 2008 also increased due to the increase in inventory necessitated by increased sales of our TGS and sales of implants and disposable products. The increase in inventory is also attributable to purchases made in 2008 in anticipation of the commercial launch of the RIO system and the RESTORIS MCK implant system in the first half of 2009.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities for the year ended December 31, 2008 was primarily attributable to the payment of the $4.0 million deferred license fee due to IBM upon completion of our IPO, purchases of $2.6 million of property and equipment as we invested in the infrastructure to support the growth of our company and $2.0 million for the purchase of investments, which was partially offset by proceeds of $4.0 million from sales and maturities of investments. Net cash used in investing activities for the year ended December 31, 2007 was primarily attributable to the purchases and proceeds of investments as we managed our investment portfolio to provide interest income and liquidity, purchases of $1.8 million of property and equipment and $450,000 for the acquisition of intangible assets.

Net Cash Provided by Financing Activities

Net cash provided by our financing activities for the year ended December 31, 2008 was primarily attributable to net proceeds received in connection with our IPO in February 2008 and to net proceeds received in connection with our equity financing in October 2008. Net cash provided by our financing activities for the year ended December 31, 2007, was primarily attributable to the issuance of Series C redeemable convertible preferred stock in 2007.

Operating Capital and Capital Expenditure Requirements

To date, we have not achieved profitability. We anticipate that we will continue to incur substantial net losses for at least the next two or three years as we expand our sales and marketing capabilities in the orthopedic products market, commercialize our RIO system and our multicompartmental implant system, continue research and development of existing and future products and continue development of the corporate infrastructure required to sell and market our products and operate as a public company. We also expect to experience increased cash requirements for inventory and property and equipment in conjunction with the commercial launch of our RIO system and multicompartmental implant system.

We believe our existing cash, cash equivalents and short-term investment balances, and interest income we earn on these balances will be sufficient to meet our anticipated cash requirements for at least the next 12 months. To the extent our available cash, cash equivalents and short-term investment balances are insufficient to satisfy our operating requirements after that period, we will need to seek additional sources of funds, including selling additional equity or debt securities or entering into a credit facility. The sale of additional equity and debt securities may result in dilution to our current stockholders. If we raise additional funds through the issuance of debt securities, these securities may have rights senior to those of our common stock and could contain covenants that could restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, or at all. In connection with the October 2008 equity financing with initial gross proceeds of approximately $40.2 million, we obtained a call right, subject to our satisfaction of certain business milestones, to an additional $20 million from certain investors in exchange for additional warrants to purchase shares of our common stock. There is no guarantee that we will satisfy the milestones, or, if we do satisfy them and choose to exercise our call right, the investors will be able to comply with their obligations. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could materially harm our business and results of operations.

Because of the numerous risks and uncertainties associated with the development of medical devices and the current economic situation, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of our products and successfully deliver commercial products to the market. Our future capital requirements will depend on many factors, including but not limited to the following:

- the revenue generated by sales of our current and future products;
- the expenses we incur in selling and marketing our products;
- the costs and timing of regulatory clearance or approvals for upgrades or changes to our products;
- the rate of progress, cost and success of on-going development activities;
- the emergence of competing or complementary technological developments;
- the costs of filing, prosecuting, defending and enforcing any patent or license claims and other intellectual property rights, or participating in litigation related activities;
- the acquisition of businesses, products and technologies, although we currently have no understandings, commitments or agreements relating to any material transaction of this type; and
- the current downturn in general economic conditions and interest rates.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2008 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

(in thousands)	Payment Due by Period				
		December 31,			After
	Total	2009	2010-2011	2012-2013	2013
Contractual Obligations					
Operating lease – real estate	$ 1,028	$ 389	$ 639	$ —	$ —
Purchase commitments and obligations	7,131	7,131	—	—	—
Minimum royalty payments – licenses	3,427	660	1,320	1,061	386
Total	$ 11,586	$ 8,180	$ 1,959	$ 1,061	$ 386

Our commitments for operating leases relate to the lease for our headquarters in Fort Lauderdale, Florida. Our commitments for purchase commitments and obligations include an estimate of open purchase orders and contractual obligations in the ordinary course of business, including commitments with contract manufacturers and suppliers, for which we have not received the goods or services. Our commitments for minimum royalty payments relate to payments under various licenses and sublicenses as discussed in Item 8, Financial Statements and Supplementary Data, Note 7 to the Financial Statements.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2008, we adopted SFAS No. 157, *Fair Value Measurements*, or SFAS 157. SFAS 157 defines fair value, provides a consistent framework for measuring fair value under accounting principles generally accepted in the United States and expands fair value financial statement disclosure requirements. SFAS 157 does not require any new fair value measurements. It only applies to accounting pronouncements that already require or permit fair value measures, except for standards that relate to share-based payments.

SFAS 157's valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions. SFAS 157 classifies these inputs into the following hierarchy:

- Level 1 Inputs– Quoted prices for identical instruments in active markets.
- Level 2 Inputs– Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3 Inputs– Instruments with primarily unobservable value drivers.

The adoption of SFAS 157 did not have a material impact on our results of operations and financial position.

Effective January 1, 2008, we adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115*, or SFAS 159, and have not elected to use fair value measurement on any assets or liabilities under this statement. We have determined that the adoption of SFAS 159 had no effect on our results of operations and financial position.

Effective January 1, 2008, we adopted EITF Issue No. 07-03, *Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities*, or EITF 07-03. EITF 07-03 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. Entities should continue to evaluate whether they expect the goods to be delivered or services to be rendered. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. We have determined that the adoption of EITF 07-03 had no effect on our results of operations and financial position.

In June 2008, the EITF issued Issue No. 07-05, *Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock*, or EITF 07-05. EITF 07-05 addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, if an instrument (or an embedded feature) that has the characteristics of a derivative instrument is indexed to an entity's own stock, it is still necessary to evaluate whether it is classified in stockholders' equity (or would be classified in stockholders' equity if it were a freestanding instrument). In addition, for some instruments that are potentially subject to the guidance in EITF Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock*, but do not have all the characteristics of a derivative instrument under paragraphs 6 through 9, it is still necessary to evaluate whether it is classified in stockholders' equity. It is effective for financial statements issued for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of EITF 07-05, but do not expect the adoption of EITF 07-05 to have a material impact on our results of operations and financial position.

In December 2007, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141 (revised 2007), *Business Combinations*, or SFAS 141(R). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. SFAS 141(R) also requires that acquisition related costs be recognized separately from the acquisition. SFAS 141(R) will become effective for us on January 1, 2009. We are currently evaluating the impact of SFAS 141(R), but do not expect the adoption of SFAS 141(R) to have a material impact on our results of operations and financial position.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, or SFAS 160. SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 will become effective for us beginning in the first quarter of 2009. We are currently evaluating the impact of SFAS 160, but do not expect the adoption of SFAS 160 to have a material impact on our results of operations and financial position.

In October 2008, the FASB issued Staff Position No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*, or FSP 157-3 which clarifies the application of SFAS 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. FSP 157-3 was effective immediately and applies to prior periods for which financial statements have not been issued, including interim or annual periods ending on or before September 30, 2008. The adoption of FAS 157-3 did not have a material impact on our results of operations and financial position.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk is confined to our cash, cash equivalents and short-term investments that have maturities or interest reset dates of less than one year. The goals of our cash investment policy are the security of the principal invested and fulfillment of liquidity needs, with the need to maximize value being an important consideration. To achieve our goals, we maintain a portfolio of cash equivalents and investments in a variety of securities. The securities in our investment portfolio are not leveraged, are classified as available for sale and are generally short-term in nature. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that a variation in market rates would have any material impact on the value of our investment portfolio.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MAKO SURGICAL CORP.

Index to the Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
MAKO Surgical Corp.

We have audited the accompanying balance sheets of MAKO Surgical Corp. as of December 31, 2008 and 2007, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAKO Surgical Corp. at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Certified Public Accountants

Fort Lauderdale, Florida
March 10, 2009

MAKO SURGICAL CORP.

Balance Sheets

(in thousands, except share and per share data)

	December 31, 2008	December 31, 2007
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 62,547	$ 9,615
Short-term investments	1,077	3,084
Accounts receivable	2,727	2,213
Inventory	7,673	2,346
Deferred cost of revenue	3,608	—
Prepaids and other assets	483	310
Total current assets	78,115	17,568
Deferred cost of revenue	—	926
Property and equipment, net	3,424	2,321
Intangible assets, net	4,817	5,477
Other assets	177	170
Deferred initial public offering costs	—	2,728
Total assets	$ 86,533	$ 29,190
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable	$ 1,809	$ 1,511
Accrued compensation and employee benefits	2,338	1,033
Other accrued liabilities	4,283	2,680
Deferred revenue	11,518	50
Accrued license fee	—	3,955
Total current liabilities	19,948	9,229
Deferred revenue	71	3,311
Total liabilities	20,019	12,540
Commitments and contingencies		
Series A, B and C redeemable convertible preferred stock	—	59,487
Stockholders' equity (deficit):		
Common stock, $0.001 par value; 135,000,000 authorized as of December 31, 2008 and 60,000,000 shares authorized as of December 31, 2007; 24,684,786 and 1,870,603 shares issued and outstanding as of December 31, 2008 and December 31, 2007, respectively	25	2
Additional paid-in capital	146,607	—
Accumulated deficit	(80,172)	(42,843)
Accumulated other comprehensive income	54	4
Total stockholders' equity (deficit)	66,514	(42,837)
Total liabilities and stockholders' equity (deficit)	$ 86,533	$ 29,190

See accompanying notes.

MAKO SURGICAL CORP.

Statements of Operations
(in thousands, except per share data)

	Years Ended December 31,		
	2008	2007	2006
Revenue:			
Products	$ 2,457	$ 718	$ 63
Systems	—	—	—
Other	487	53	—
Total revenue	2,944	771	63
Cost of revenue:			
Products	1,521	197	19
Systems	1,692	361	58
Other	233	25	—
Total cost of revenue	3,446	583	77
Gross profit (loss)	(502)	188	(14)
Operating costs and expenses:			
Selling, general and administrative	23,158	12,042	5,023
Research and development	12,472	8,269	5,192
Depreciation and amortization	1,828	1,297	644
Total operating costs and expenses	37,458	21,608	10,859
Loss from operations	(37,960)	(21,420)	(10,873)
Interest and other income	988	1,073	476
Interest and other expenses	(110)	(311)	(220)
Net loss	(37,082)	(20,658)	(10,617)
Accretion of preferred stock	(44)	(301)	(267)
Dividends on preferred stock	(521)	(3,359)	(1,609)
Net loss attributable to common stockholders	$ (37,647)	$ (24,318)	$ (12,493)
Net loss per share – Basic and diluted attributable to common stockholders	$ (2.20)	$ (14.75)	$ (8.03)
Weighted average common shares outstanding – Basic and diluted	17,096	1,649	1,555

See accompanying notes.

MAKO SURGICAL CORP.

Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
(in thousands)

	Redeemable Convertible Preferred								
	Shares	Amount	Common Shares	Stock Amount	Additional Paid-in Capital	Note Receivable from Stockholder	Accumulated Deficit	Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
Balance at December 31, 2005....	19,650	$ 24,035	1,554	$ 2	$ —	$ (66)	$ (6,819)	$ (4)	$ (6,887)
Issuance of common stock upon exercise of options..................	—	—	2	—	1	—	—	—	1
Employee share-based compensation expense............	—	—	—	—	170	—	—	—	170
Interest on note receivable from stockholder	—	—	—	—	5	(5)	—	—	—
Addendum to asset contribution with Z-Kat	—	—	—	—	(176)	—	(45)	—	(221)
Stock issuance costs for Series C redeemable convertible preferred stock sale	—	—	—	—	—	—	(9)	—	(9)
Accretion to redemption value of Series A and B redeemable convertible preferred stock......	—	267	—	—	—	—	(267)	—	(267)
Accrued dividends on Series A and B redeemable convertible preferred stock.........................	—	1,609	—	—	—	—	(1,609)	—	(1,609)
Change in unrealized loss on available-for-sale securities.....	—	—	—	—	—	—	—	2	2
Net loss.......................................	—	—	—	—	—	—	(10,617)	—	(10,617)
Total comprehensive loss	—	—	—	—	—	—	—	—	(10,615)
Balance at December 31, 2006....	19,650	25,911	1,556	2	—	(71)	(19,366)	(2)	(19,437)
Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $84,000 ...	13,514	29,916	—	—	—	—	—	—	—
Issuance of common stock upon exercise of options..................	—	—	1	—	2	—	—	—	2
Employee share-based compensation expense............	—	—	—	—	531	—	—	—	531
Interest on note receivable from stockholder	—	—	—	—	4	(4)	—	—	—
Modification of restricted stock...	—	—	300	—	394	75	—	—	469
Return of 35,244 shares due to modification of restricted stock.......................................	—	—	(35)	—	(392)	—	—	—	(392)
Restricted common stock compensation expense............	—	—	49	—	302	—	—	—	302
Accretion to redemption value of Series A, B and C redeemable convertible preferred stock......	—	301	—	—	(301)	—	—	—	(301)
Accrued dividends on Series A, B and C redeemable convertible preferred stock......	—	3,359	—	—	(540)	—	(2,819)	—	(3,359)
Change in unrealized gain on available-for-sale securities.....	—	—	—	—	—	—	—	6	6
Net loss.......................................	—	—	—	—	—	—	(20,658)	—	(20,658)
Total comprehensive loss	—	—	—	—	—	—	—	—	(20,652)
Balance at December 31, 2007....	33,164	$ 59,487	1,871	$ 2	$ —	$ —	$ (42,843)	$ 4	$ (42,837)

(continued)

MAKO SURGICAL CORP.

Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)

(in thousands)

	Redeemable Convertible Preferred		Common Shares	Stock Amount	Additional Paid-in Capital	Note Receivable from Stockholder	Accumulated Deficit	Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
	Shares	Amount							
Balance at December 31, 2007	33,164	$ 59,487	1,871	$ 2	$ —	$ —	$ (42,843)	$ 4	$ (42,837)
Issuance of common stock in initial public offering	—	—	5,100	5	43,789	—	—	—	43,794
Issuance of common stock in equity financing	—	—	6,451	7	39,726	—	—	—	39,733
Issuance of common stock upon exercise of options	—	—	62	—	46	—	—	—	46
Employee share-based compensation expense	—	—	—	—	1,467	—	—	—	1,467
Restricted common stock compensation expense	—	—	256	—	1,856	—	—	—	1,856
Accretion to redemption value of Series A, B and C redeemable convertible preferred stock	—	44	—	—	(44)	—	—	—	(44)
Accrued dividends on Series A, B and C redeemable convertible preferred stock	—	521	—	—	(274)	—	(247)	—	(521)
Conversion of Series A, B and C redeemable convertible preferred shares into common shares	(33,164)	(53,667)	10,945	11	53,656	—	—	—	53,667
Reclassification of accrued dividends on redeemable convertible preferred stock to additional paid-in capital	—	(6,385)	—	—	6,385	—	—	—	6,385
Change in unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	50	50
Net loss	—	—	—	—	—	—	(37,082)	—	(37,082)
Total comprehensive loss	—	—	—	—	—	—	—	—	(37,032)
Balance at December 31, 2008	—	$ —	24,685	$ 25	$ 146,607	$ —	$ (80,172)	$ 54	$ 66,514

See accompanying notes.

MAKO SURGICAL CORP.

Statements of Cash Flows
(in thousands)

	Years Ended December 31, 2008	2007	2006
Operating activities:			
Net loss	$ (37,082)	$ (20,658)	$ (10,617)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	1,502	678	174
Amortization of intangible assets	660	645	470
Stock-based compensation	3,323	1,227	170
Inventory write-down	730	8	36
Loss on disposal of assets	—	—	3
Loss on asset impairment	—	14	—
Accrued interest expense on deferred license fee	45	305	211
Changes in operating assets and liabilities:			
Accounts receivable	(514)	(1,634)	(578)
Inventory	(6,057)	(1,428)	(605)
Prepaid and other assets	(173)	97	(108)
Other assets	(7)	156	(195)
Accounts payable	298	1,078	353
Accrued compensation and employee benefits	1,305	523	385
Other accrued liabilities	1,603	1,664	395
Deferred cost of revenue	(2,682)	(716)	(210)
Deferred revenue	8,228	2,661	700
Net cash used in operating activities	(28,821)	(15,380)	(9,416)
Investing activities:			
Purchase of investments	(1,990)	(15,159)	(600)
Proceeds from sales and maturities of investments	4,047	13,480	9,300
Acquisition of property and equipment	(2,605)	(1,782)	(1,193)
Payment of deferred license fee on IBM license	(4,000)	—	—
Acquisition of intangible assets	—	(450)	(2,120)
Net cash provided by (used in) investing activities	(4,548)	(3,911)	5,387
Financing activities:			
Proceeds from initial public offering of common stock, net of underwriting fees of $3,570	47,430	—	—
Proceeds from issuance of common stock in equity financing	40,202	—	—
Deferred initial public offering costs	(908)	(2,728)	—
Deferred equity financing costs	(469)	—	—
Proceeds from issuance of Series C redeemable convertible preferred stock, net of stock issuance costs	—	29,916	(9)
Exercise of common stock options for cash	46	2	1
Payment of CEO payroll taxes relating to restricted common stock modification	—	(392)	—
Net cash provided by (used in) financing activities	86,301	26,798	(8)
Net increase (decrease) in cash and cash equivalents	52,932	7,507	(4,037)
Cash and cash equivalents at beginning of year	9,615	2,108	6,145
Cash and cash equivalents at end of year	$ 62,547	$ 9,615	$ 2,108
Supplemental disclosures of cash flow information			
Interest paid	$ 2	$ 7	$ 7
Non-cash investing and financing activities:			
Accretion of redeemable convertible preferred stock	$ 44	$ 301	$ 267
Accrued dividends on redeemable convertible preferred stock	521	3,359	1,609
Conversion of redeemable convertible preferred stock into 10,945,080 common shares	53,667	—	—
Reclassification of accrued dividends on redeemable convertible preferred stock to additional paid-in capital	6,385	—	—
Reclassification of deferred initial public offering costs to additional paid-in capital	3,636	—	—
Licensing of intellectual property	—	30	3,410
Deferred license fee payable	—	30	3,410
Interest on note receivable for common stock	—	4	5
Receipt of 35,244 shares of restricted common stock as reimbursement for payment of CEO payroll taxes	—	392	—
Acquisition of note receivable from affiliate	—	—	56

See accompanying notes.

MAKO SURGICAL CORP.

Notes to Financial Statements

1. DESCRIPTION OF THE BUSINESS

MAKO Surgical Corp. (the "Company" or "MAKO") is an emerging medical device company providing innovative surgical solutions to the orthopedic knee arthroplasty market. The Company was incorporated in the State of Delaware on November 12, 2004 and is headquartered in Fort Lauderdale, Florida.

In February 2008, the Company effected a one for 3.03 reverse split of its issued and outstanding common stock, which has been retroactively reflected in these financial statements and accompanying notes. Also, in February 2008, the Company completed its initial public offering ("IPO") of common stock, issuing a total of 5.1 million shares at an issue price of $10.00 per share, resulting in net proceeds to the Company, after expenses, of approximately $43.8 million.

In conjunction with the completion of the Company's IPO in February 2008, all of the Company's outstanding Series A, B and C redeemable convertible preferred stock was converted into 10,945,080 shares of common stock, adjusted for the February 2008 reverse stock split. In connection therewith, all remaining redeemable convertible preferred stock discounts and accrued dividends were reclassified to additional paid-in capital and were not paid.

In October 2008, the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") for an equity financing of up to $60 million, with initial gross proceeds of approximately $40.2 million, which the Company closed on October 31, 2008, and conditional access to an additional $20 million (the "Second Closing"). The financing resulted in net proceeds to the Company of approximately $39.7 million, after expenses of approximately $469,000. See Note 5 for further discussion of the Securities Purchase Agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The accounting estimates that require management's most significant, difficult and subjective judgments include revenue recognition, allowance for doubtful accounts, accrual for warranty costs, inventory impairment charges, valuation allowance for deferred income tax assets, impairment of long-lived assets and the determination of stock-based compensation. Actual results could differ significantly from these estimates.

Liquidity and Operations

The Company believes its existing cash, cash equivalents and short-term investment balances and interest income earned on these balances, will be sufficient to meet its anticipated cash requirements for at least the next 12 months. To the extent the Company's available cash, cash equivalents and short-term investment balances are insufficient to satisfy its operating requirements after that period, the Company will need to seek additional sources of funds, including selling additional equity or debt securities or entering into a credit facility. The sale of additional equity and debt securities may result in dilution to the Company's current stockholders. If the Company raises additional funds through the issuance of debt securities, these securities may have rights senior to those of its common stock and could contain covenants that could restrict its operations. The Company may require additional capital beyond its currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, or at all. If the Company is unable to obtain additional financing, the Company may be required to reduce the scope of, delay or eliminate some or all of its planned research, development and commercialization activities, which could materially harm its business and results of operations.

Concentrations of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments. Cash and cash equivalents are deposited in demand and money market accounts at two large financial institutions. Such deposits are generally in excess of insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company is subject to risks common to emerging companies in the medical device industry including, but not limited to: new technological innovations, dependence on key personnel, dependence on key suppliers, changes in general economic conditions and interest rates, protection of proprietary technology, compliance with government regulations, uncertainty of widespread market acceptance of products, access to credit for capital purchases by our customers, product liability and the need to obtain additional financing. The Company's products include components subject to rapid technological change. Certain components used in manufacturing have relatively few alternative sources of supply and establishing additional or replacement suppliers for such components cannot be accomplished quickly. The inability of any of these suppliers to fulfill the Company's supply requirements may negatively impact future operating results. While the Company has ongoing programs to minimize the adverse effect of such uncertainty and considers technological change in estimating its inventory net realizable value, uncertainty continues to exist.

The Company's current versions of its Tactile Guidance System™ ("TGS™") and its unicompartmental implants have been cleared by the U.S. Food and Drug Administration ("FDA") and, in December 2008, the Company received 510(k) clearances from the FDA to market both its MAKO-branded RIO™ Robotic Arm Interactive Orthopedic system ("RIO"), which is the Company's version 2.0 of its TGS, and its MAKO-branded RETORIS MCK multicompartmental knee implant system. Certain products currently under development by the Company will require clearance or approval by the FDA or other international regulatory agencies prior to commercial sale. There can be no assurance that the Company's products will receive the necessary clearances or approvals. If the Company were to be denied such clearance or approval or such clearance or approval were delayed, it could have a material adverse impact on the Company.

The Company may perform credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company provides an allowance for doubtful accounts when required but has not experienced any credit losses to date.

Financial Accounting Standards Board ("FASB") Statement No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its CEO. The Company's CEO reviews financial information presented on an aggregate basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results and plans for products or components below the aggregate Company level. Accordingly, the Company reports as a single operating segment. To date, all of the Company's revenue is from companies located in the United States. The following table presents information about the Company's revenue by significant customer:

(in thousands)	Years Ended December 31,		
	2008	2007	2006
Company A	$ 417	$ 331	$ 60
Company B	277	161	—
Company C	493	126	—
Company D	274	18	—
Others	996	82	3
Net Revenue	$ 2,457	$ 718	$ 63

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity at date of purchase of 90 days or less to be cash equivalents.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable and other accrued liabilities approximate fair value due to their short maturities or market rates of interest.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay. The Company has not experienced any collectability issues to date and has no allowance, provision for doubtful accounts receivable or write-offs to date in the accompanying financial statements.

Accrual for Warranty Costs

Upon installation of a TGS unit, the Company establishes an accrual for the estimated costs associated with providing a standard one-year warranty for defects in materials and workmanship. Due to the Company's limited history of commercial placements of TGS units, the estimate of warranty costs is subjective; however, costs incurred to date have not been significantly different from the estimate.

Inventory

Inventory is stated at the lower of cost or market value on a first-in, first-out basis. Inventory costs include direct materials, direct labor and overhead costs. The Company reviews its inventory periodically to determine net realizable value and considers product upgrades in its periodic review of realizability. The Company writes down inventory, if required, based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes and new product introductions and require estimates that may include uncertain elements.

Beginning with the fourth quarter of 2008, inventory overhead costs of approximately $282,000 were capitalized and included in inventory as of December 31, 2008 and non-capitalized costs were included in selling, general and administrative expense. Previously, such overhead costs were fully expensed as selling, general and administrative expense as capitalizable amounts were not significant.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over their estimated useful lives of two to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful life or the term of the lease and are included in depreciation expense in the accompanying statements of operations. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Intangible Assets

The Company's intangible assets are comprised of a purchased patent application and licenses to intellectual property rights. These intangible assets are carried at cost, net of accumulated amortization. Amortization is recorded using the straight-line method, over their respective useful lives (generally the life of underlying patents), which range from approximately 10 to 19 years.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for indicators of impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's fair value or estimated discounted future cash flows. The Company has not recorded any such impairment losses to date.

Revenue Recognition

Revenue is generated from unit sales of the TGS, including installation services, training, upgrades and enhancements, from sales of implants and disposable products, and by providing extended warranty services. The Company's TGS, as well as upgrades and enhancements to its TGS, include software that is essential to the functionality of the product and, accordingly, the Company accounts for the sale of the TGS pursuant to Statement of Position No. 97-2, Software Revenue Recognition ("SOP 97-2"), as amended.

The Company recognizes product revenue for sales of the TGS when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection of the fee is probable and delivery has occurred as prescribed by SOP 97-2. For all sales, the Company uses either a signed agreement or a binding purchase order as evidence of an arrangement. For sales of TGS units through December 31, 2008, such arrangements require the Company to provide upgrades and enhancements to the TGS unit through and including delivery of the RIO system. The Company received 510(k) clearance from the FDA to market the RIO system in the fourth quarter of 2008, which we anticipate will be commercially launched in the first half of 2009.

For arrangements with multiple elements, the Company allocates arrangement consideration to TGS units, upgrades, enhancements and services based upon vendor specific objective evidence ("VSOE") of fair value of the respective elements. As of December 31, 2008, VSOE of fair value did not yet exist for all the undelivered elements. Accordingly, all revenue and direct cost of revenue associated with the sale of the TGS are deferred until the earlier of (1) delivery of all elements or (2) establishment of VSOE of fair value for all undelivered elements.

Sales of TGS units are currently recorded as deferred revenue. The direct cost of revenue associated with the sale of TGS units is currently recorded as deferred cost of revenue. Costs associated with establishing an accrual for the TGS standard one-year warranty liability and royalties related to the sale of TGS units covered by licensing arrangements are expensed as incurred and are included in cost of revenue - systems, in the statements of operations. The Company anticipates ultimately recognizing a positive margin on the sales to date of TGS units, including the satisfaction of the remaining upgrades through the final deliverable of the RIO system, which we anticipate will be commercially launched in the first half of 2009. As recognition of the deferred revenue and deferred cost of revenue balances associated with sales of TGS units are anticipated to occur within 12 months of December 31, 2008, the Company classified these balances as current liabilities and current assets, respectively, as of December 31, 2008.

Subsequent to December 31, 2008, the Company will no longer manufacture TGS units, to which associated TGS sales arrangements required it to provide upgrades and enhancements, through and including the delivery of the RIO system. Sales arrangements for future sales of RIO systems do not require the Company to provide upgrades and enhancements. Under such RIO system sales arrangements, the Company has determined that upon installation of the RIO system at a customer's facility, there will be few or no remaining significant undelivered elements. As a result, revenues related to future RIO system sales will be recognized upon installation of the system and training of surgeons and surgical staff and will not be deferred.

Product revenue from the sale of implants and disposable products (the "Products") is recognized as revenue in accordance with Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition, when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the price is fixed or determinable and collectability is reasonably assured. The Products are a separate unit of accounting from the TGS as (1) they have value to the customer on a standalone basis, (2) objective and reliable evidence of the fair value of the item exists and (3) no right of return exists once the Products are implanted or consumed. Accordingly, as the Company's implants and disposable products are sold on a procedural basis, the revenue and costs associated with the sale of Products are recognized at the time of sale (i.e., at the time of the completion of the related surgical procedure).

Service revenue, which is included in other revenue, consists of extended warranty services on the TGS hardware, is deferred and recognized ratably over the service period until no further obligation exists. Costs associated with providing services are expensed when incurred.

Deferred Revenue and Deferred Cost of Revenue

Deferred revenue consists of deferred product revenue and deferred service revenue. Deferred product revenue arises from timing differences between the shipment of product and satisfaction of all revenue recognition criteria consistent with the Company's revenue recognition policy. Deferred service revenue results from the advance payment for services to be delivered over a period of time, usually in one-year increments. Service revenue is recognized ratably over the service period. Deferred cost of revenue consists of the direct costs associated with the manufacture of TGS units for which the revenue has been deferred in accordance with the Company's revenue recognition policy. Deferred revenue and associated deferred cost of revenue expected to be realized within one year are classified as current liabilities and current assets, respectively.

Deferred Initial Public Offering Costs

Specific incremental costs directly associated with the Company's IPO, primarily legal, accounting and printing costs, were deferred and reflected as an asset until reclassification to stockholders' equity (deficit) upon closing of the IPO in February 2008.

Research and Development Costs

Costs related to research, design and development of products are charged to research and development expense as incurred. These costs include direct salary costs for research and development personnel, costs for materials used in research and development activities and costs for outside services.

Software Development Costs

Software development costs are included in research and development and are expensed as incurred. After technological feasibility is established, material software development costs are capitalized. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenue to total projected product revenue, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model which typically occurs when the verification and validation testing is complete, and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs to date.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the fair value provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 Revised, *Share-Based Payment* ("SFAS 123(R)"). SFAS 123(R) requires the recognition of compensation expense, using a fair value based method, for costs related to all share-based payments including stock options. SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model.

The Company adopted SFAS 123(R) using the modified retrospective transition method, which requires the restatement of financial statements for prior periods.

The Company accounts for stock-based compensation arrangements with non-employees in accordance with the Emerging Issues Task Force ("EITF") Abstract No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services*. The Company records the expense of such services based on the estimated fair value of the equity instrument using the Black-Scholes-Merton pricing model. The value of the equity instrument is charged to expense over the term of the service agreement.

See Note 8 for a detailed discussion of the various stock option plans and related stock-based compensation.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were approximately $1.4 million and $431,000 for the years ended December 31, 2008 and 2007, respectively. Advertising costs were insignificant prior to 2007.

Income Taxes

The Company accounts for income taxes under SFAS 109, *Accounting for Income Taxes*, and Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. Deferred income tax assets and liabilities are determined based on the differences between financial reporting and income tax bases of assets and liabilities, using income tax rates expected to be in effect when the differences will reverse. Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts expected to be realized. The Company recognizes any interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Operating Leases

Rental payments and incentives, if any, are recognized on a straight-line basis over the life of a lease. See Note 7 for further discussion of operating leases.

Net Loss Per Share

The Company calculated net loss per share in accordance with SFAS No. 128, *Earnings per Share.* Basic earnings per share ("EPS") is calculated by dividing the net income or loss available to common stockholders adjusted for redeemable convertible preferred stock accretion and dividends by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS is computed by dividing the net income or loss available to common stockholders by the weighted average number of common shares outstanding for the period and the weighted average number of dilutive common stock equivalents outstanding for the period determined using the treasury stock method. The following table sets forth potential shares of common stock that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive as of the end of each period presented:

(in thousands)	December 31,		
	2008	2007	2006
Stock options outstanding	2,193	1,917	948
Warrants to purchase common stock	2,076	463	463
Redeemable convertible preferred stock	—	33,164	19,650

Comprehensive Loss

Comprehensive loss is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. For the years ended December 31, 2008, 2007 and 2006, the Company recorded comprehensive losses of approximately $37.0 million, $20.7 million and $10.6 million, respectively.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, provides a consistent framework for measuring fair value under accounting principles generally accepted in the United States and expands fair value financial statement disclosure requirements. SFAS 157 does not require any new fair value measurements. It only applies to accounting pronouncements that already require or permit fair value measures, except for standards that relate to stock-based payments.

SFAS 157's valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions. SFAS 157 classifies these inputs into the following hierarchy:

- Level 1 Inputs–Quoted prices for identical instruments in active markets.
- Level 2 Inputs–Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3 Inputs–Instruments with primarily unobservable value drivers.

SFAS 157 is effective for fiscal years beginning after November 15, 2007. Effective January 1, 2008, the Company adopted the provisions of SFAS 157. The adoption of SFAS 157 did not have a material impact on the Company's results of operations and financial position.

Effective January 1, 2008, the Company adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS 159") and has not elected to use fair value measurement on any assets or liabilities under this statement. The Company has determined that the adoption of SFAS 159 had no effect on its results of operations and financial position.

Effective January 1, 2008, the Company adopted EITF Issue No. 07-03, *Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities* ("EITF 07-03"). EITF 07-03 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. Entities should continue to evaluate whether they expect the goods to be delivered or services to be rendered. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. The Company has determined that the adoption of EITF 07-03 had no effect on its results of operations and financial position.

In June 2008, the EITF issued Issue No. 07-05, *Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock* ("EITF 07-05"). EITF 07-05 addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, if an instrument (or an embedded feature) that has the characteristics of a derivative instrument is indexed to an entity's own stock, it is still necessary to evaluate whether it is classified in stockholders' equity (or would be classified in stockholders' equity if it were a freestanding instrument). In addition, for some instruments that are potentially subject to the guidance in EITF Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock*, but do not have all the characteristics of a derivative instrument under paragraphs 6 through 9, it is still necessary to evaluate whether it is classified in stockholders' equity. It is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of EITF 07-05, but does not expect the adoption of EITF 07-05 to have a material impact on its results of operations and financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. SFAS 141(R) also requires that acquisition related costs be recognized separately from the acquisition. SFAS 141(R) will become effective for the Company on January 1, 2009. The Company is currently evaluating the impact of SFAS 141(R), but does not expect the adoption of SFAS 141(R) to have a material impact on its results of operations and financial position.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 will become effective for the Company beginning in the first quarter of 2009. The Company is currently evaluating the impact of SFAS 160, but does not expect the adoption of SFAS 160 to have a material impact on its results of operations and financial position.

In October 2008, the FASB issued Staff Position No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP 157-3") which clarifies the application of SFAS 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. FSP 157-3 is effective immediately and applies to prior periods for which financial statements have not been issued, including interim or annual periods ending on or before September 30, 2008. The implementation of FAS 157-3 did not have a material impact on the Company's results of operations and financial position.

Reclassifications

Certain insignificant reclassifications have been made to the prior periods' balance sheet and statements of cash flows to conform to the current period's presentation.

3. INVESTMENTS

The Company's investments are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses included in other comprehensive income within stockholders' equity (deficit). Realized gains and losses and declines in value determined to be other-than-temporary on available-for-sale securities are included in interest and other expenses. Interest and dividends on securities classified as available-for-sale are included in interest and other income. The cost of securities sold is based on the specific identification method.

The amortized cost and fair value of short and long-term investments, with gross unrealized gains and losses, were as follows:

As of December 31, 2008 *(in thousands)*	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Short-term investments:				
Certificates of deposit	$ 61	$ —	$ —	$ 61
Variable auction rate securities	962	54	—	1,016
Total short-term investments	$ 1,023	$ 54	$ —	$ 1,077

As of December 31, 2007 *(in thousands)*	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Short-term investments:				
Variable auction rate securities	$ 1,550	$ —	$ —	$ 1,550
U.S. treasury bills	1,505	4	—	1,509
Certificates of deposit	25	—	—	25
Total short-term investments	$ 3,080	$ 4	$ —	$ 3,084

As of December 31, 2008 and December 31, 2007, all short-term investments have maturities or interest reset dates of less than one year.

The fair values of the Company's investments based on the level of inputs are summarized below:

(in thousands)		**Fair Value Measurements at the Reporting Date Using**		
	December 31, 2008	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Short-term investments:				
Certificates of deposit	$ 61	$ 61	$ —	$ —
Variable auction rate securities	1,016	—	—	1,016
Total short-term investments	$ 1,077	$ 61	$ —	$ 1,016

As of December 31, 2008, the Company held $1,025,000 par value of variable auction rate securities issued by two separate funds. In February 2008, the auction rate securities experienced failed auctions that limited the liquidity of these securities. Historically, the fair value of auction rate securities approximated par value due to the frequent resets through the auction rate process. The uncertainty in the credit markets affected the Company's holdings in auction rate securities and the liquidity and fair value of these investments were negatively impacted. An other-than-temporary impairment charge of $63,000 was recorded in the first quarter of 2008 to reduce the value of its auction rate securities to the new fair value. Subsequent changes in fair value were included in accumulated other comprehensive income. As of December 31, 2008, the auction rate securities were recorded at the estimated fair value of $1,016,000. The Company classified its auction rate securities as short-term investments at December 31, 2008, as the Company believed that its auction rate securities would be redeemed within one year of December 31, 2008. The Company's investment firm had informed the Company that it intended to redeem its auction rate securities in early 2009; and in January 2009, all of the Company's outstanding auction rate securities were redeemed at par value either by the issuing fund or the Company's investment firm. Gains included in accumulated other comprehensive income as of December 31, 2008 will be recognized in the statement of operations in the first quarter of 2009.

The Company used a discounted cash flow model to determine the estimated fair value of its auction rate securities in 2008. The assumptions used in preparing the discounted cash flow model included estimates for interest rates, timing and amount of cash flows and expected holding periods of the auction rate securities. These assumptions were subject to uncertainties, are difficult to predict and require significant judgment. The use of different assumptions could have resulted in significantly different estimates of fair value.

The table below provides a reconciliation of auction rate securities assets measured at fair value on a recurring basis which use Level 3 or significant unobservable inputs for the year ended December 31, 2008.

(in thousands)	**Fair Value Measurements Using Significant Unobservable Inputs — Year Ended December 31, 2008**
Balance at beginning of year	$ —
Transfers into Level 3	1,550
Total losses realized included in earnings	(63)
Total unrealized gains included in other comprehensive income	54
Sales/Redemptions	(525)
Balance at end of year	$ 1,016
The total amount of gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ (63)

4. SELECTED BALANCE SHEET COMPONENTS

The following table provides details of selected balance sheet items:

(in thousands)	December 31, 2008	December 31, 2007
Inventory:		
Raw materials	$ 3,809	$ 974
Work-in-process	748	642
Finished goods	3,116	730
Total inventory	$ 7,673	$ 2,346

The Company developed a MAKO-branded unicompartmental knee implant system called RESTORIS®, which launched in the third quarter of 2008. The Company also developed the RIO system. In conjunction with the launch of RESTORIS and the anticipated launch of the RIO system, the Company has discontinued portions of its current implant lines and the manufacturing of its TGS. The Company incurred write-offs totaling approximately $730,000 during the year ended December 31, 2008 as follows:

- Approximately $299,000 of obsolete inventory due to the discontinuation of the Company's current implant lines in connection with the launch of RESTORIS;
- Approximately $320,000 of obsolete inventory due to the discontinuation of the manufacturing of the Company's TGS in anticipation of the launch of the RIO system; and
- Approximately $111,000 of other write-offs.

Depending on demand for the Company's products and technical obsolescence, additional future write-offs of the Company's inventory may occur. Write-downs of inventory for the years ended December 31, 2007 and 2006 were approximately $8,000 and $36,000, respectively. Write-downs of inventory are included in cost of revenue - systems in the statements of operations.

(in thousands)	December 31, 2008	December 31, 2007	Estimated Useful Life
Property and equipment:			
Consigned TGS/RIO units and instruments	$ 705	$ 606	2-5 years
TGS/RIO demo systems	549	403	2-5 years
Computer equipment and software	1,669	1,057	3-5 years
Manufacturing and laboratory equipment	1,261	570	5 years
Office furniture and equipment	804	493	7 years
Leasehold improvements	387	128	Lesser of useful life or lease term
	5,375	3,257	
Less accumulated depreciation and amortization	(1,951)	(936)	
Total property and equipment, net	$ 3,424	$ 2,321	

(in thousands)	December 31, 2008	December 31, 2007
Other accrued liabilities:		
Accrued royalties	$ 429	$ 349
Accrued legal fees	586	801
Other	3,268	1,530
	$ 4,283	$ 2,680

5. RELATED PARTIES

Acquisitions of Assets From Predecessor

Z-Kat, Inc. ("Z-Kat") was formed in 1997 to develop and commercialize computer assisted surgery ("CAS") applications. Z-Kat formed MAKO in November 2004, to develop and commercialize unique applications combining computer assisted surgery ("CAS") with haptic robotics in the medical field of orthopedics. In December 2004, pursuant to a contribution agreement (the "Contribution Agreement"), the Company acquired substantially all of Z-Kat's tangible assets and a majority of Z-Kat's CAS technology assets not required for Z-Kat's retained CAS business, and all of its haptic robotic research and development technology inventory. The Company was granted a limited license to Z-Kat's CAS and haptic robotic intellectual property portfolio for exclusive use in the field of orthopedics (the "Z-Kat License").

Pursuant to the December 2004 contribution of the Z-Kat License, the Company obtained the right to manage and maintain the Z-Kat patent portfolio, and assumed the obligation to pay a ratable portion (among all licensees) of all maintenance fees, patent costs and applicable net annual minimum royalties to Z-Kat's licensors. For the majority of applicable licenses, the Company's ratable portion for the intellectual property fees, costs and net annual minimum royalties has been 50% since consummation of the Z-Kat License.

In December 2006, the Company entered into an Addendum to the Contribution Agreement (the "Addendum"). Under the Addendum, Z-Kat assigned to MAKO its right to receive required royalty payments from two prior third-party CAS intellectual property licensees; and MAKO assumed the obligation to pay the annual minimum royalty to a third-party CAS licensor due to the importance of maintaining the licensed rights. There was no change in licensed intellectual property rights as a result of the Addendum.

The Z-Kat license and Addendum include sublicenses to third-party intellectual property rights for which the Company is obligated to make ongoing royalty payments ranging from 2% to 5% on the sale of certain products or components thereof and minimum annual payments totaling $575,000.

In December 2008, a third-party CAS intellectual property licensee from which MAKO had the right to receive royalty payments under the Addendum terminated its license. Accordingly, the Company no longer receives royalties under this license.

Employee Loans

During 2006, the Company issued $225,000 in employee loans to certain officers of the Company (the "Employee Loans"). The Employee Loans accrued interest at a rate of 4.0% per annum, compounded annually. The interest was paid biweekly. The Employee Loans and accrued interest were due upon the earlier of one year from the date of the Employee Loan or a liquidation event, as defined. The Employee Loans were fully repaid in April 2007. In May and June 2007, the Company issued $225,000 in employee loans to certain officers of the Company under terms that were substantially similar to the Employee Loans issued in 2006. In August and September 2007, the Company forgave the $225,000 of outstanding loans, including accrued interest, with a charge to the statement of operations. No Employee Loans were outstanding as of December 31, 2008 and 2007.

Restricted Stock and Note Receivable from Related Party

In July 2005 and May 2006, the Company issued a total of 446,287 shares of restricted common stock to its CEO and 49,504 shares of unrestricted common stock to an entity affiliated with the CEO in exchange for promissory notes from the CEO totaling approximately $631,000 (representing the fair value of the shares on the date of issuance) approximately 50% of which was nonrecourse. The promissory notes accrued interest at a rate of 8% per annum, with 25% of the restricted stock vesting immediately and the remainder vesting monthly over 48 months as service is provided. The restricted stock was pledged as collateral against the promissory notes. In March 2007, the Company issued 82,508 shares of restricted common stock to its CEO at a purchase price of $2.48 per share (the estimated fair value at the date of issuance) in exchange for a promissory note of $205,000, 50% of which was nonrecourse and a pledge agreement. The March 2007 restricted stock, pledge agreement and promissory note were issued under terms substantially similar to the July 2005 and May 2006 restricted stock issuances. Because it was unclear as to whether the recourse portion had substance as of the dates of issuance of the restricted stock and the promissory notes, the Company determined to treat the entire amount of the promissory notes related to the restricted stock as nonrecourse for accounting purposes. A nonrecourse note issued for restricted stock is in substance an option to acquire the stock. Accordingly, the Company recorded compensation expense for the restricted stock grants and the promissory notes and the restricted stock were not then recorded in the financial statements. The compensation expense was determined under the Black-Scholes-Merton model assuming a risk free interest rate of 0.0% (as the interest rate on the promissory notes was greater than the risk free interest rate and the excess was not significant to the Black-Scholes-Merton valuation — risk free interest rate ranging from 4.08% to 4.96% less the stated interest rate of 8% implicit in the promissory notes), a volatility factor ranging from 57.1% to 66.5% and a 6.25 year estimated life. The value of the common stock was initially determined by the Company's board of directors and was validated as reasonable on a retrospective basis in a March 2007 valuation by an independent valuation firm.

On September 5, 2007, the Company forgave approximately $1,149,000 of outstanding loans, including accrued interest of $113,000, to its CEO, which represents all loans outstanding to the Company's CEO. Of this amount $949,000 was associated with the issuances of the restricted and unrestricted stock and $200,000 was associated with the employee loans discussed above. In connection with the forgiveness of the loans, 35,244 shares of common stock were surrendered by the CEO to the Company to pay for the payroll taxes associated with the taxable income from the forgiveness of the loans. The forgiveness of the notes receivable resulted in a modification to the original award. Accordingly, the Company accounted for the modification by determining the amount of the incremental compensation charge to be recorded in accordance with paragraph 51 of SFAS 123(R). The original award, which was accounted for as a stock option, was revalued on the date of modification using the Black-Scholes-Merton model with current inputs for risk-free rate, volatility and market value. This calculated amount was compared to the fair value of the restricted stock award on the date of modification resulting in the incremental charge. Due to the forgiveness of the note, the Company ceased to record the award as a stock option and commenced the recording of the award as a restricted stock award. Accordingly, on the date of modification, the Company recognized the incremental charge for the portion of the vested shares and is recording the additional portion related to the unvested shares over the remaining term. The forgiveness resulted in a modification to the original terms of the restricted stock-based awards with a charge of approximately $395,000 recorded in the financial statements in September 2007. The remaining unrecognized compensation expense of approximately $533,000 relating to the unvested restricted stock will be recorded in the financial statements over the remaining vesting period, along with the related vested common stock. The compensation expense associated with the modification of the terms of the restricted stock was determined under the Black-Scholes-Merton model assuming a risk free interest rate of 0.0% (as the interest rate on the promissory notes was greater than the risk free interest rate and the excess was not significant to the Black-Scholes-Merton valuation —

risk free interest rate of 4.29% less the stated interest rate of 8% implicit in the promissory notes), a volatility factor of 54.07% and an estimated life ranging from 4.10 to 5.80 years. The value of the common stock on the modification date was determined in an August 2007 valuation by an independent valuation firm.

In August 2007, the Company issued 247,524 shares of restricted stock to its CEO at an estimated fair value of $11.12 per share on the date of issuance. The restricted stock will vest over a four-year period. No restricted stock was granted or forfeited during the year ended December 31, 2008.

Compensation expense related to the CEO restricted stock was approximately $907,000, $774,000 and $73,000 for the years ended December 31, 2008, 2007 and 2006, respectively. Compensation expense for the year ended December 31, 2007 included a charge of approximately $395,000 due to the modification of the restricted stock awards discussed above.

The following is a summary of changes in unvested CEO restricted stock for the year ended December 31, 2008:

(in thousands, except per share data)	Shares	Weighted Average Fair Value (1)
Unvested shares at December 31, 2007	428	$ 6.98
Shares vested in 2008	(161)	5.63
Unvested shares at December 31, 2008	267	7.78
Vested shares at December 31, 2008	474	3.89
Total	741	$ 5.29

(1) The weighted average fair value includes the incremental compensation charge resulting from the modification to the original terms of the restricted stock-based awards discussed above. The original weighted average grant-date fair values of the restricted stock awards granted during the years ended December 31, 2007 and 2006 was $8.67 and $0.73, respectively.

As of December 31, 2008, the remaining stock-based compensation expense for the restricted stock awards was approximately $2.1 million, which will be recognized on a straight line basis over a remaining weighted average period of 1.82 years.

Securities Purchase Agreement

In October 2008, the Company entered into a Securities Purchase Agreement for an equity financing of up to $60 million, with initial gross proceeds of approximately $40.2 million, which the Company closed on October 31, 2008, and conditional access to an additional $20 million (the "Second Closing"). The financing resulted in net proceeds to the Company of approximately $39.7 million, after expenses of approximately $469,000. In connection with the financing, the Company issued and sold to the participating investors 6,451,613 shares of its common stock at a purchase price of $6.20 per share and issued at the purchase price of $0.125 per warrant to the participating investors warrants to purchase 1,290,323 shares of common stock at an exercise price of $7.44 per share. The warrants will become exercisable 180 days from issuance and have a seven-year term. Subject to the Company's satisfaction of certain business related milestones before December 31, 2009, the Company will have the right to require certain participants in the financing to purchase an additional $20 million of common stock and warrants to purchase common stock. At the initial closing, the investors that agreed to provide the additional $20 million investment received warrants to purchase an additional 322,581 shares of common stock at a purchase price of $0.125 per warrant and an exercise price of $6.20 per share. These warrants will not be exercisable until the earlier of the Second Closing or December 31, 2009, and are subject to forfeiture if the investors do not participate in the Second Closing.

The participating investors consisted of eleven accredited investors, six of which were existing stockholders of the Company who were deemed to be affiliates of the Company by virtue of their being represented on the Company's Board of Directors or by virtue of their Board membership.

Although the Second Closing is conditional upon achievement of certain business related milestones before December 31, 2009, the Company received the necessary stockholder approval in January 2009 for the potential future issuance of $20 million of common stock along with related warrants as contemplated by the Securities Purchase Agreement.

6. INTANGIBLE ASSETS

The Company's intangible assets are comprised of a purchased patent application and licenses to intellectual property rights (the "Licenses"). The Licenses are amortized on a straight line basis over their estimated useful lives which range on average from 10 to 19 years. See Note 7 for additional discussion of Licenses.

The following tables present details of MAKO's intangible assets:

(in thousands)	December 31,			
	2008		2007	
	Amount	Weighted Average Amortization Period	Amount	Weighted Average Amortization Period
Licenses	$ 6,549	10.0	$ 6,549	10.0
Patent	60	17.8	60	17.8
	6,609	10.1	6,609	10.1
Less: accumulated amortization	(1,792)		(1,132)	
Intangible assets, net	$ 4,817		$ 5,477	

Amortization expense related to intangible assets was approximately $660,000, $645,000 and $470,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The estimated future amortization expense of intangible assets for the next five years as of December 31, 2008 is as follows:

(in thousands)	
2009	$ 660
2010	660
2011	660
2012	660
2013	660
Total	$ 3,300

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its facility under an operating lease that expires in July 2011. The Company has the option to renew its facility lease for two consecutive three year periods. Rent expense on a straight-line basis was $498,000, $314,000 and $250,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The rent expense for the years ended December 31, 2008, 2007 and 2006 included the Company's monthly variable operating costs of the facility.

Future minimum lease commitments, excluding monthly variable operating costs, under the Company's operating lease as of December 31, 2008 are approximately as follows:

(in thousands)	
2009	$ 389
2010	400
2011	239
	$ 1,028

Purchase Commitments

At December 31, 2008, the Company was committed to make future purchases for inventory related items under various purchase arrangements with fixed purchase provisions aggregating approximately $7.1 million.

License and Royalty Agreements

As discussed in Note 5, in December 2004 and December 2006, respectively, the Company entered into the Z-Kat License and the Addendum, whereby MAKO was granted rights to certain intellectual property. The Z-Kat License included sublicenses to third-party intellectual property rights (the "Sublicenses"). The Z-Kat License is fully paid up as to licenses directly to Z-Kat. Under the Sublicenses, the Company is obligated to make ongoing royalty payments ranging from 2% to 5% on the sale of certain products or components thereof and minimum annual payments totaling $575,000. By their terms, the Z-Kat License and the component Sublicenses generally continue until all of the licensed patents have expired, which, based on the licensed granted patents and presently pending patent applications is currently estimated to be December 2024.

In March 2006, the Company entered into a license agreement with International Business Machines Corporation ("IBM") for a license, in the Company's field of business, to IBM's patent portfolio (the "IBM License") in exchange for a payment of $2 million upon execution of the agreement (the "Upfront License Fee") and a deferred payment of $4 million payable upon a change of control, as defined (e.g., IPO, acquisition or change in voting ownership greater than 50.01%) (the "Deferred License Fee"). The IBM License requires royalty payments of 2% of the selling price of each TGS / RIO system. The Upfront License Fee and net present value of the Deferred License Fee were included in intangible assets in the accompanying balance sheets. The net present value of the Deferred License Fee obligation was approximately $3.4 million, net of a discount of $590,000 and was recorded as a long-term debt obligation as the Company believed it was probable at the inception of the agreement that the contingent obligation would become payable. The net present value of the Deferred License Fee was determined using an incremental borrowing rate of 8% and an expected payment date of approximately two years from the effective date of the license agreement. The discount on the debt obligation was being amortized over the estimated term of the Deferred License Fee obligation as interest expense which was approximately $45,000 and $305,000 for the years ended December 31, 2008 and 2007, respectively, in the accompanying statements of operations. In February 2008, the Company paid the $4 million Deferred License Fee due to IBM upon completion of the Company's IPO.

The Company has other license agreements related to current product offerings and research and development projects. Upfront license fees paid for these agreements total approximately $1.1 million. Royalty payments related to these agreements are anticipated to range between 1% and 7% of future sales of the Company's RIO system and components thereof and/or products. These royalty payments are subject to certain minimum annual royalty payments as shown in the schedule below. The terms of these license agreements continue until the related licensed patents and intellectual property rights expire, which is expected to range between 8 and 17 years. The net expense related to the Company's license and royalty agreements was approximately $525,000, $304,000 and $134,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2008, future annual minimum royalty payments under the licenses and sublicenses are as follows:

(in thousands)	
2009	$ 660
2010	690
2011	630
2012	630
2013	431
Thereafter	386
	$ 3,427

Contingencies

In November 2007, the Company received a letter from counsel to SensAble Technologies, Inc. ("SensAble"), a licensor to the Company, alleging that the Company infringed certain of its patents and breached a confidentiality provision in the license agreement between SensAble and the Company dated May 2006 (the "SensAble License Agreement"). In the letter, SensAble alleged, among other things, that the Company exceeded the scope of its licensed field of CAS by using its technology for, among other things, pre-operative planning and post-operative follow-up. SensAble also alleged that the Company's TGS infringed one or more claims in five U.S. patents that are not among the patents licensed to the Company pursuant to the SensAble License Agreement.

The Company investigated SensAble's allegations, and, based on the opinion of external counsel, it believes that if SensAble initiates a lawsuit against the Company, a court should find that its TGS does not infringe any of the SensAble patents identified in the November 2007 letter. The Company communicated its belief to SensAble. SensAble has not commenced any legal action against the Company, but may do so in the future. The letter from counsel to SensAble stated that unless the Company, among other things, ceases and desists from alleged infringement of SensAble's patents or pays additional licensing fees, including a proposed licensing fee of $30 million for additional patents not included in the SensAble License Agreement, SensAble intends to bring a lawsuit against the Company. The Company intends to vigorously defend itself against these allegations in the event of a lawsuit. There have been no new material developments with respect to this matter since the second quarter of 2008. The Company cannot predict the outcome of this matter at this time.

The Company has been a party to other legal contingencies or claims arising in the normal course of business, none of which the Company believes is material to its financial position, results of operations or cash flows.

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

Redeemable Convertible Preferred Stock

As of December 31, 2008, the Company was authorized to issue 27,000,000 shares of $0.001 par value preferred stock. As of December 31, 2008, there were no shares of preferred stock issued or outstanding. All shares of Series A, B and C redeemable convertible preferred stock that were issued and outstanding as of December 31, 2007 converted into 10,945,080 shares of common stock upon closing of the Company's IPO in February 2008.

Common Stock

As of December 31, 2008, the Company was authorized to issue 135,000,000 shares of $0.001 par value common stock. As of December 31, 2007, the Company was authorized to issue 60,000,000 shares of $0.001 par value common stock. Common stockholders are entitled to dividends as and if declared by the Board of Directors, subject to the rights of holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date. The holder of each share of common stock is entitled to one vote.

In December 2004, the Company issued 189,768 shares of restricted common stock to certain consultants (the "Consultant Restricted Stock"). The Consultant Restricted Stock vested in tranches upon the Company's achievement of certain business milestones and any unvested restricted stock vested immediately upon completion of an initial public offering of common stock. Upon vesting, the Company recorded a consulting expense equal to the estimated fair value of the Company's common stock on the date of vesting. As of January 1, 2008, 94,884 shares of the Consultant Restricted Stock were unvested. Upon closing of the IPO in February 2008, the vesting of the remaining 94,884 shares of Consultant Restricted Stock was accelerated and the Company recognized $949,000 of compensation expense associated with the accelerated vesting of the Consultant Restricted Stock during the year ended December 31, 2008 based on the IPO price of $10.00 per share.

401K Plan

The Company maintains a qualified deferred compensation plan under Section 401K of the Internal Revenue Code, covering substantially all full-time employees, which permits employees to contribute up to 84% of pre-tax annual compensation up to annual statutory limitations. The discretionary company match for employee contributions to the plan is 25% of up to the first 6% of the participant's earnings contributed to the plan. The discretionary company match commenced in 2008 and to date has not been significant.

Employee Stock Purchase Plan

In January 2008, the Company's Board of Directors and stockholders approved the MAKO Surgical Corp. 2008 Employee Stock Purchase Plan (the "2008 Employee Stock Purchase Plan"). The 2008 Employee Stock Purchase Plan became effective upon closing of the IPO. The 2008 Employee Stock Purchase Plan authorizes the issuance of 625,000 shares of the Company's common stock for purchase by eligible employees of the Company or any of its participating affiliates. The shares of common stock issuable under the 2008 Employee Stock Purchase Plan may be authorized but unissued shares, treasury shares or shares purchased on the open market. The purchase price for a purchase period may not be less than 85% of the fair market value of the Company's common stock on the first trading day of the applicable purchase period or the last trading day of such purchase period, whichever is lower. The initial purchase period of the 2008 Employee Stock Purchase Plan began on October 1, 2008. In January, 2009, the Company issued 17,784 shares under the 2008 Employee Stock Purchase Plan upon the expiration of the initial purchase period on December 31, 2008.

Stock Option Plans and Stock-Based Compensation

The Company recognizes compensation expense for its stock-based awards in accordance with SFAS No. 123 Revised, Share-Based Payment ("SFAS 123(R)"). SFAS 123(R) requires the recognition of compensation expense, using a fair value based method, for costs related to all stock-based payments including stock options. SFAS 123(R) requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model.

During the year ended December 31, 2008, 2007 and 2006, stock-based compensation expense was $3.3 million, $1.2 million and $170,000 respectively. Included within stock-based compensation expense for the year ended December 31, 2008 were $1.4 million related to stock option grants, $907,000 related to the partial vesting of 741,075 shares of restricted stock granted to the Company's CEO at various dates from 2005 through 2007 (see further discussion in Note 5), $949,000 related to the vesting of the Consultant Restricted Stock, and $40,000 related to employee stock purchases under the 2008 Employee Stock Purchase Plan.

In December 2004, the Company's stockholders approved the Company's 2004 Stock Incentive Plan (the "2004 Plan"). Under the 2004 Plan, the Board of Directors is authorized to grant restricted common stock and options to purchase shares of common stock to employees, directors and consultants. In January 2008, the Company's Board of Directors and stockholders approved the MAKO Surgical Corp. 2008 Omnibus Incentive Plan (the "2008 Plan," and together with the 2004 Plan, the "Plans"). The 2008 Plan became effective upon the closing of the IPO and will expire January 9, 2018 unless earlier terminated by the Board of Directors. The aggregate number of shares of the Company's common stock that may be issued initially pursuant to stock awards under the 2008 Plan is 1,084,703 shares, which includes approximately 85,000 shares previously reserved but unallocated under the 2004 Plan. Awards under the 2008 Plan may be made in the form of: stock options, which may be either incentive stock options or non-qualified stock options; stock appreciation rights; restricted stock; restricted stock units; dividend equivalent rights; performance shares; performance units; cash-based awards; other stock-based awards, including unrestricted shares; and any combination of the foregoing.

Generally, the Company's outstanding stock options vest over four years. However, certain stock options granted in 2004 vested on the date of grant. Stock options granted to certain non-employee directors generally vest over three years. Continued vesting typically terminates when the employment or consulting relationship ends. Vesting generally begins on the date of grant; however, certain stock options granted in 2007 began vesting upon the achievement of performance conditions.

Under the terms of the Plans, the maximum term of options intended to be incentive stock options granted to persons who own at least 10% of the voting power of all outstanding stock on the date of grant is 5 years. The maximum term of all other options is 10 years. Options issued under the 2008 Plan that are forfeited or expire will again be made available for issuing grants under the 2008 Plan. Options issued under the 2004 Plan that are forfeited or expire will not be made available for issuing grants under the 2008 Plan. All future awards will be made under the Company's 2008 Plan.

As of December 31, 2008, the Company had reserved shares of common stock for the issuance of common stock under the 2008 Employee Stock Purchase Plan, the exercise of warrants and the issuance of options granted under the 2008 Plan as follows:

(in thousands)	
2008 Employee Stock Purchase Plan	625
Warrants to purchase common stock	2,076
2008 Plan	1,085
	3,786

The 2008 Plan contains an evergreen provision whereby the authorized shares increase on January 1st of each year in an amount equal to the least of (1) four percent (4%) of the total number of shares of common stock outstanding on December 31st of the preceding year, (2) 2.5 million shares and (3) a number of shares determined by the Company's Board of Directors that is lesser than (1) and (2). The number of additional shares authorized under the 2008 Plan on January 1, 2009 was approximately 998,000.

Only employees are eligible to receive incentive stock options. Non-employees may be granted non-qualified options. The Board of Directors has the authority to set the exercise price of all options granted, subject to the exercise price of incentive stock options being no less than 100% of the estimated fair value, as determined by the Board of Directors, of a share of common stock on the date of grant; and no less than 85% of the estimated fair value for non-qualified stock options, except for an employee or non-employee with options who owns more than 10% of the voting power of all classes of stock of the Company, in which case the exercise price shall be no less than 110% of the fair market value per share on the grant date. Options become exercisable as determined by the Board of Directors.

Activity under the Plans is summarized as follows:

(in thousands, except per share data)	Shares/Options Available For Grant	Outstanding Options: Number of Options	Outstanding Options: Weighted Average Exercise Price
Balance at December 31, 2005	814	630	$ 0.91
Restricted stock issued	(83)	—	—
Options granted	(345)	345	1.27
Options exercised	—	(2)	0.67
Options forfeited	25	(25)	0.85
Balance at December 31, 2006	411	948	1.06
Shares reserved	974	—	—
Restricted stock issued	(330)	—	—
Options granted	(1,002)	1,002	8.30
Options exercised	—	(1)	1.27
Options forfeited	32	(32)	3.51
Balance at December 31, 2007	85	1,917	4.81
Shares reserved	1,000	—	—
Options granted	(355)	355	8.88
Options exercised	—	(62)	0.76
Options forfeited under the 2004 Plan	—	(14)	6.80
Options forfeited under the 2008 Plan	3	(3)	9.30
Balance at December 31, 2008	733	2,193	$ 5.56

Included in the 2008 stock option grants in the table above are 198,019 incentive stock options the Company granted to its CEO upon the completion of its IPO in February 2008.

Included in the 2007 option grants in the table above are approximately 462,000 options granted at an exercise price of $11.12 per share that were subject to performance conditions based on the achievement of certain performance metrics. Upon satisfaction of the performance conditions, the options began vesting ratably quarterly over a period of four years. Through December 31, 2007, the Company began recognizing compensation expense on approximately 296,000 performance options as both the terms of the performance conditions were established and it was probable that the performance condition will be satisfied. In 2008, the Company began recognizing compensation expense on the remaining performance options as the performance conditions were established and it was probable that the performance conditions will be satisfied. If the performance conditions are not met, no compensation cost is recognized and any previously recognized compensation cost is reversed.

The options outstanding and exercisable, by exercise price, at December 31, 2008 were as follows:

	Options Outstanding				Options Exercisable			
(in thousands, except per share data)	Number Of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (1)	Number Of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (1)
Range of Exercise Prices:								
$0.67	292		$ 0.67		292		$ 0.67	
$1.27 – $2.48	884		$ 1.70		565		$ 1.57	
$6.99 – $10.39	366		$ 8.91		58		$ 9.06	
$11.12	651		$ 11.12		119		$ 11.12	
	2,193	7.89	$ 5.56	$6,161	1,034	7.14	$ 2.84	$4,644

(1) The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company's closing stock price of $6.68 on December 31, 2008, which would have been received by the option holders had all option holders exercised their options as of that date.

The weighted average fair values of options granted were $5.08, $4.54, and $0.82 for the years ended December 31, 2008, 2007 and 2006, respectively. The total fair value of shares vested was approximately $1,322,000, $260,000, and $79,000 during the years ended December 31, 2008, 2007 and 2006, respectively. The total intrinsic value of options exercised was $491,000 during the year ended December 31, 2008.

For options that vest upon grant, the Company records the entire related compensation expense immediately upon the date of grant. For all other options, the Company records compensation expense on a straight-line basis over the vesting period. As of December 31, 2008, there was total unrecognized compensation cost of approximately $4.5 million, net of estimated forfeitures, related to non-vested stock-based payments granted to the Company's employees and non-employee directors. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures, and is expected to be recognized over a remaining weighted average period of 2.07 years as of December 31, 2008.

The Company uses the Black-Scholes-Merton pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using a pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends.

The estimated grant date fair values of the employee stock options were calculated using the Black-Scholes-Merton valuation model, based on the following assumptions:

Stock Option Plans	Years Ended December 31,		
	2008	2007	2006
Risk-free interest rate	1.59% - 3.62%	4.50% - 5.14%	4.29% - 5.23%
Expected life	6.25 years	6.25 years	6.25 years
Expected dividends	—	—	—
Expected volatility	56.36% - 58.31%	56.24% - 60.00%	59.23% - 64.27%

In connection with the adoption of SFAS 123(R), the Company estimates the fair value of each share of stock which will be issued under the 2008 Employee Stock Purchase Plan based upon its stock prices at the beginning of each offering period using a Black-Scholes-Merton pricing model and amortizes that value to expense over the plan purchase period. The fair values determined for the year ended December 31, 2008, as well as the assumptions used in calculating those values are as follows:

2008 Employee Stock Purchase Plan	**Year Ended December 31, 2008**
Fair Value	$1.82 - $1.89
Assumptions	
Risk-free interest rate	1.87% - 3.29%
Expected life	0.25 years
Expected dividends	—
Expected volatility	57.05% - 60.68%

Risk-Free Interest Rate

The risk-free rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Weighted-Average Expected Term

The expected term of options granted is determined using the average period the stock options are expected to remain outstanding and is based on the options vesting term, contractual terms and historical exercise and vesting information used to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The expected term of the 2008 Employee Stock Purchase Plan is equal to the duration of the purchase period.

Dividend Yield

The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Volatility

Since the Company was a private entity until February 2008 with no historical data regarding the volatility of its common stock, the expected volatility used for the years ended December 31, 2008, 2007 and 2006, is based on volatility of similar entities, referred to as "guideline" companies. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size.

Forfeitures

SFAS No. 123(R) also requires the Company to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. If the Company's actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the accompanying periods.

Warrants

In December 2004, in connection with the issuance of the Series A redeemable convertible preferred stock to third parties, the Company issued at the purchase price of $0.03 per share warrants to purchase 272,259 shares of common stock. In addition, the Company issued warrants to Z-Kat to purchase 190,457 shares of common stock under the Contribution Agreement. The warrants are immediately exercisable at an exercise price of $3.00 per share, with the exercise period expiring in December 2014. As of December 31, 2008 and 2007, all the warrants were outstanding and exercisable, and none have been exercised.

As more fully described in Note 5, in October 2008, the Company entered into a Securities Purchase Agreement for an equity financing of up to $60 million, with initial gross proceeds of approximately $40.2 million, and conditional access to an additional $20 million. In connection with the financing, the Company issued at the purchase price of $0.125 per warrant to the participating investors warrants to purchase 1,290,323 shares of common stock at an exercise price of $7.44 per share. The warrants will become exercisable 180 days from issuance and have a seven-year term. In addition, at a purchase price of $0.125 per warrant, the Company issued warrants to purchase 322,581 shares of common stock at an exercise price of $6.20 per share to investors that agreed purchase an additional $20 million of common stock in the Second Closing. These warrants will not be exercisable until the earlier of the Second Closing or December 31, 2009.

9. INCOME TAXES

The provision for income taxes is as follows:

(in thousands)	Years Ended December 31, 2008	Years Ended December 31, 2007	Years Ended December 31, 2006
Current income taxes:			
Federal	$ —	$ —	$ —
State	—	—	—
Total current income taxes	—	—	—
Deferred income taxes	(13,031)	(7,835)	(4,011)
Change in valuation allowance	13,031	7,835	4,011
Provision for income taxes	$ —	$ —	$ —

The Company accounts for income taxes under SFAS 109, *Accounting for Income Taxes*. Deferred income taxes are determined based upon differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted income tax rates and laws that will be in effect when the differences are expected to reverse.

No current or deferred income taxes were recorded for the years ended December 31, 2008, 2007 and 2006, as the Company's income tax benefits were fully offset by a corresponding increase to the valuation allowance against its net deferred income tax assets.

At December 31, 2008, 2007 and 2006, the Company had federal and state net operating loss carryforwards of approximately $60 million, $32.9 million and $14.5 million, respectively, available to offset future taxable income. These net operating loss carryforwards will expire in varying amounts from 2024 through 2028.

The Tax Reform Act of 1986 limits the annual utilization of net operating loss and tax credit carryforwards, following an ownership change of the Company. Note that as a result of the Company's IPO in February 2008, the Company underwent a change of ownership for purposes of the Tax Reform Act during the tax year ended December 31, 2008.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows:

(in thousands)	December 31, 2008	December 31, 2007
Current deferred income tax assets:		
Deferred revenue	$ 4,443	$ 19
Accrued bonus	—	5
Total current deferred income tax assets	4,443	24
Noncurrent deferred income tax assets:		
Net operating loss carryforwards	23,144	12,678
Deferred revenue	27	1,277
Amortization	322	230
Other	629	327
Total noncurrent deferred income tax assets	24,122	14,512
Current deferred income tax liabilities:		
Deferred costs	(1,392)	
	(1,392)	
Noncurrent deferred income tax liabilities:		
Deferred costs	—	(357)
Other deferred income tax liabilities	(21)	(58)
Total noncurrent deferred income tax liabilities	(21)	(415)
Less valuation allowance	(27,152)	(14,121)
Total deferred income tax assets, net	$ —	$ —

Due to uncertainty surrounding realization of the deferred income tax assets in future periods, the Company has recorded a 100% valuation allowance against its net deferred tax assets. If it is determined in the future that it is more likely than not that the deferred income tax assets are realizable, the valuation allowance will be reduced.

The reconciliation of the income tax provision computed at the U.S. federal statutory rate to income tax provision is as follows:

	Years Ended December 31, 2008	December 31, 2007	December 31, 2006
Tax at U.S. statutory rate	(35.00)%	(35.00)%	(35.00)%
State taxes, net of federal impact	(3.26)%	(3.55)%	(3.50)%
Non-deductible items	3.13%	0.28%	0.72%
Change in valuation allowance	35.14%	37.93%	37.78%
Other, net	(0.01)%	0.34%	0.00%
Effective income tax rate	0.00%	0.00%	0.00%

In July 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes*. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of FIN 48 effective January 1, 2007. At the date of adoption of FIN 48, the Company had no unrecognized tax benefits and expected no significant changes in unrecognized tax benefits in the next 12 months. The adoption of this statement did not result in a cumulative accounting adjustment and did not impact the Company's financial position, results of operations or cash flows. In accordance with FIN 48, paragraph 19, the Company has decided to classify any interest and penalties as a component of income tax expense. To date, there have been no interest or penalties charged to the Company in relation to the underpayment of income taxes. The Company's primary tax jurisdictions are the United States, Florida, California, Rhode Island, Ohio, New York, Georgia, Texas, Illinois, North Carolina, Pennsylvania,

Maryland, Colorado, Oklahoma and Tennessee. The tax years from 2004 through 2008 remain open and are subject to examination by the appropriate governmental agencies.

10. SELECTED QUARTERLY DATA (UNAUDITED)

(in thousands, except per share data)	2008			
	Q1	Q2	Q3	Q4
Revenue	$ 498	$ 704	$ 777	$ 965
Gross profit (loss)	128	224	(584)	(270)
Loss from operations	(8,552)	(7,805)	(10,443)	(11,160)
Net loss	(8,501)	(7,565)	(10,202)	(10,814)
Net loss attributable to common stockholders	(9,066)	(7,565)	(10,202)	(10,814)
Net loss per share – basic and diluted attributable to common stockholders	(0.95)	(0.42)	(0.56)	(0.48)

(in thousands, except per share data)	2007			
	Q1	Q2	Q3	Q4
Revenue	$ 100	$ 106	$ 150	$ 415
Gross profit (loss)	64	59	(59)	124
Loss from operations	(3,656)	(4,255)	(5,981)	(7,528)
Net loss	(3,496)	(4,015)	(5,750)	(7,397)
Net loss attributable to common stockholders	(4,251)	(4,969)	(6,718)	(8,380)
Net loss per share – basic and diluted attributable to common stockholders	(2.73)	(3.19)	(4.12)	(4.53)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A(T). CONTROLS AND PROCEDURES

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934, or the Exchange Act, our management evaluated, with the participation of our chief executive officer and chief financial officer, or the Certifying Officers, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2008. Based upon their evaluation of these disclosure controls and procedures, our Certifying Officers concluded that the disclosure controls and procedures were effective as of December 31, 2008 to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms, and to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

We believe that a controls system, no matter how well designed and operated, is based in part upon certain assumptions about the likelihood of future events, and therefore can only provide reasonable, not absolute, assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, a company's principal executive and financial officers, or the certifying officers, and effected by a company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including the certifying officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

During the most recently completed fiscal quarter, there was no change in our internal control over financial reporting that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be contained under the following headings in our definitive proxy statement to be filed in connection with our 2009 annual meeting of stockholders and, upon filing with the SEC, will be incorporated herein by reference:

- Section 16(a) Beneficial Ownership Reporting Compliance
- Election of Directors
- Board of Directors and Corporate Governance
- Executive Officers and Key Employees

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be contained under the following headings in our definitive proxy statement to be filed in connection with our 2009 annual meeting of stockholders and, upon filing with the SEC, will be incorporated herein by reference:

- Director Compensation
- Compensation Discussion and Analysis
- Compensation Committee Report
- Executive Compensation

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be contained under the following heading in our definitive proxy statement to be filed in connection with our 2009 annual meeting of stockholders and, upon filing with the SEC, will be incorporated herein by reference:

- Principal Stockholders

The information under "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Equity Compensation Plan Information" in this annual report on Form 10-K is also incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item will be contained under the following heading in our definitive proxy statement to be filed in connection with our 2009 annual meeting of stockholders and, upon filing with the SEC, will be incorporated herein by reference:

- Board of Directors and Corporate Governance – Independent Directors
- Certain Relationships and Related Person Transactions

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be contained under the following heading in our definitive proxy statement to be filed in connection with our 2009 annual meeting of stockholders and, upon filing with the SEC, will be incorporated herein by reference:

- Ratification of the Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

1. *Financial Statements*

See Item 8, Financial Statements and Supplementary Data, *Index to Financial Statements*.

2. *Financial Statement Schedules*

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

(b) *Exhibits*

Exhibit No.	Description
3.1	Third Amended and Restated Certificate of Incorporation of the Registrant, dated February 20, 2008 (1)
3.2	Fourth Amended and Restated Bylaws of the Registrant effective October 31, 2008 (6)
4.1	Second Amended and Restated Registration Rights Agreement, dated February 6, 2007, between the Registrant and certain of its stockholders (2)
4.2	Securities Purchase Agreement by and among the Registrant and Investors named therein, dated as of October 28, 2008 (6)
4.3	Form of Warrant (6)
4.4	Form of Call Warrant (6)
4.5	Form of Second Closing Warrant (6)
4.6	Form of Call Exercise Warrant (6)
4.7	Amendment to Second Amended and Restated Registration Rights Agreement, dated as of October 28, 2008 (6)
4.8	Form of Voting Agreement (6)
10.1	Form of Indemnity Agreement for Directors and Executive Officers (2)
10.2+	2004 Stock Incentive Plan and forms of agreements related thereto (2)
10.3+	2008 Omnibus Incentive Plan (2)
10.4+	2008 Employee Stock Purchase Plan and forms of agreements related thereto (2)
10.5+	Amended Employment Agreement, dated as of November 12, 2007, by and between Registrant and Maurice R. Ferré, M.D (2)
10.6+	Employment Agreement, dated as of January 1, 2005, by and between Registrant and Rony Abovitz (2)
10.7+	Amendment to Employment Agreement, dated as of February 5, 2007, by and between Registrant and Rony Abovitz (2)
10.8#	Consulting Agreement, by and between Registrant and Thomas M. Coon, M.D., dated as of April 6, 2007 (2)
10.9#	Consulting Agreement, by and between Registrant and Martin W. Roche, M.D., dated August 12, 2005 (2)
10.10#	Amendment to Consulting Agreement, by and between Registrant and Martin W. Roche, M.D., dated as of July 6, 2007 (2)
10.11#	Development Agreement, by and between Registrant and Martin W. Roche, M.D., dated as of July 6, 2007 (2)
10.12#	License Agreement, dated December 17, 2004, by and between Registrant and Z-Kat, Inc. (2)
10.13	Asset Contribution Agreement, dated December 17, 2004, by and between Registrant and Z-Kat, Inc. (2)

Exhibit No.	Description
10.14#	Addendum to Asset Contribution Agreement, dated December 28, 2006, by and between Registrant and Z-Kat, Inc. (2)
10.15	Amendment to Addendum to Asset Contribution Agreement, dated April 28, 2007, by and between Registrant and Z-Kat, Inc. (2)
10.16#	License Agreement, by and between Registrant, International Business Machines Corporation and Z-Kat, Inc., dated as of March 29, 2006 (2)
10.17#	License Agreement, by and between Registrant and Integrated Surgical Systems, Inc., dated September 1, 2005 (2)
10.18#	Sublicense Agreement, by and between Registrant and SensAble Technologies, Inc., dated as of May 24, 2006, as amended and supplemented by that certain letter dated May 23, 2007 from SensAble Technologies, Inc. and by that certain letter dated May 23, 2007 from Registrant (2)
10.19#	Research Agreement, by and between Registrant and University of Florida Board of Trustees, dated as of February 10, 2005 (2)
10.20#	Amendment to Research Agreement, by and between Registrant and the University of Florida Board of Trustees, dated as of August 15, 2007 (2)
10.21#	Exclusive License Agreement, by and between Registrant and University of Florida Research Foundation, dated August 15, 2007 (2)
10.22#	License Agreement, by and between Registrant and Encore Medical, L.P., dated as of December 14, 2006 (2)
10.23	Letter of Agreement, by and between Registrant and The Anspach Effort, Inc., dated as of July 6, 2007 (2)
10.24	Multi-Tenant Lease, by and between Registrant and Westport Business Park Associates LLP, last dated January 31, 2006 (2)
10.25#	Development Agreement by and between Registrant and Pro-Dex, Inc., dated December 12, 2007 (2)
10.26+	Form of Incentive Stock Option Agreement related to the 2008 Omnibus Incentive Plan (3)
10.27+	Employment Agreement between Registrant and Duncan Moffat, effective as of April 28, 2008 (4)
10.28+	Summary of 2007 – 2008 Metrics Scorecard Cash Bonus Plan (4)
10.29+	Form of Non-Qualified Stock Option Agreement related to the 2008 Omnibus Incentive Plan (4)
10.30+	Form of Restricted Stock Unit Agreement related to the 2008 Omnibus Incentive Plan (4)
10.31+	Form of Subscription Agreement related to the 2008 Employee Stock Purchase Plan (4)
10.32+	2008 Leadership Cash Bonus Plan (5)
10.33+	Second Amendment to Employment Agreement between Registrant and Steven J. Nunes, effective as of July 21, 2008 (5)
10.34+	2009 Leadership Cash Bonus Plan (7)
10.35+	2009 Performance Bonus Plan for S. Nunes – SVP of Sales & Marketing (7)
10.36+	Amendment to Amended Employment Agreement by and between Registrant and Maurice R. Ferré, M.D., effective February 13, 2009 (8)
10.37+	Amended and Restated Employment Agreement by and between Registrant and Fritz L. LaPorte, effective February 13, 2009 (8)
10.38+	Amended and Restated Employment Agreement by and between Registrant and Menashe R. Frank, effective February 13, 2009 (8)
10.39+	Amended and Restated Employment Agreement by and between Registrant and Steven J. Nunes, effective February 13, 2009 (8)
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (1)

Exhibit No.	Description
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)
32.1	Certification of Chief Executive Officer pursuant to18 U.S.C. §1350 (1)
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. §1350 (1)

(1) Filed herewith

(2) Incorporated by reference to Registrant's Registration Statement on Form S-1, as amended, filed with the SEC on September 19, 2007 (Registration No. 333-146162)

(3) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on February 26, 2008

(4) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on April 29, 2008

(5) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on July 25, 2008

(6) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on October 30, 2008

(7) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on February 13, 2009

(8) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on February 20, 2009

\+ Indicates management contract or compensatory plan.

\# Portions of the exhibit have been omitted pursuant to a request for confidential treatment. The omitted information has been filed separately with the SEC.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ MAURICE R. FERRÉ, M.D.
President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

Dated: March 12, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MAURICE R. FERRÉ, M.D. MAURICE R. FERRÉ, M.D.	*President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)*	March 12, 2009
/s/ FRITZ L. LAPORTE FRITZ L. LAPORTE	*Senior Vice President of Finance and Administration, Chief Financial Officer and Treasurer (Principal Accounting and Financial Officer)*	March 12, 2009
/s/ S. MORRY BLUMENFELD, PH.D. S. MORRY BLUMENFELD, PH.D.	*Director*	March 12, 2009
/s/ GERALD A. BRUNK GERALD A. BRUNK	*Director*	March 12, 2009
/s/ MARCELO G. CHAO MARCELO G. CHAO	*Director*	March 12, 2009
/s/ CHRISTOPHER C. DEWEY CHRISTOPHER C. DEWEY	*Director*	March 12, 2009
/s/ CHARLES W. FEDERICO CHARLES W. FEDERICO	*Director*	March 12, 2009
/s/ JOHN G. FREUND, M.D. JOHN G. FREUND, M.D.	*Director*	March 12, 2009
/s/ FREDERIC H. MOLL, M.D. FREDERIC H. MOLL, M.D.	*Director*	March 12, 2009
/s/ WILLIAM D. PRUITT WILLIAM D. PRUITT	*Director*	March 12, 2009
/s/ JOHN J. SAVARESE, M.D. JOHN J. SAVARESE, M.D.	*Director*	March 12, 2009

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Ernst & Young LLP, Independent Public Registered Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
32.1	Certification of Chief Executive Officer pursuant to18 U.S.C. §1350
32.2	Certification of Chief Financial Officer pursuant to18 U.S.C. §1350

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-149445) of MAKO Surgical Corp. of our report dated March 10, 2009, with respect to the financial statements of MAKO Surgical Corp. included in this Annual Report (Form 10-K) for the year ended December 31, 2008.

/S/ERNST & YOUNG LLP
Certified Public Accountants

Fort Lauderdale, Florida
March 10, 2009

Exhibit 31.1

CERTIFICATION

I, Maurice R. Ferré, M.D., certify that:

1. I have reviewed this Annual Report on Form 10-K of MAKO Surgical Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other Certifying Officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other Certifying Officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 12, 2009

/s/ MAURICE R. FERRÉ, M.D.
MAURICE R. FERRÉ, M.D.
President, Chief Executive Officer and
Chairman of the Board
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Fritz L. LaPorte, certify that:

1. I have reviewed this Annual Report on Form 10-K of MAKO Surgical Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other Certifying Officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other Certifying Officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 12, 2009

/s/ FRITZ L. LAPORTE
FRITZ L. LAPORTE
Senior Vice President of Finance and Administration,
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350), Maurice R. Ferré, M.D., in his capacity as President, Chief Executive Officer and Chairman of MAKO Surgical Corp., hereby certifies that, to the best of his knowledge:

(i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 to which this Certification is attached as Exhibit 32.1 (the "Annual Report") fully complies with the requirements of section 13(a) or 15(d) of the Exchange Act, and

(ii) the information contained in the Annual Report fairly presents, in all material respects, the financial condition and result of operations of MAKO Surgical Corp.

March 12, 2009

/s/ MAURICE R. FERRÉ, M.D.
MAURICE R. FERRÉ, M.D.
President, Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

This certification accompanies the Annual Report on Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of MAKO Surgical Corp. under the Securities Act of 1933, as amended, or the Exchange Act (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.

Exhibit 32.2

CERTIFICATION

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350), Fritz L. LaPorte, in his capacity as Senior Vice President of Finance and Administration, Chief Financial Officer and Treasurer of MAKO Surgical Corp., hereby certifies that, to the best of his knowledge:

(i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 to which this Certification is attached as Exhibit 32.1 (the "Annual Report") fully complies with the requirements of section 13(a) or 15(d) of the Exchange Act, and

(ii) the information contained in the Annual Report fairly presents, in all material respects, the financial condition and result of operations of MAKO Surgical Corp.

March 12, 2009

/s/ FRITZ L. LAPORTE

FRITZ L. LAPORTE
Senior Vice President of Finance and Administration,
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

This certification accompanies the Annual Report on Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of MAKO Surgical Corp. under the Securities Act of 1933, as amended, or the Exchange Act (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.

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MAKO Surgical Corp.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Maurice R. Ferré, M.D.
President, Chief Executive Officer
and Chairman
MAKO Surgical Corp.

S. Morry Blumenfeld, Ph.D.
Founder, Meditech Advisors LLC and
Meditech Advisors Management LLC

Gerald A. Brunk*
Managing Director
Lumira Capital Corp.

Marcelo G. Chao
Managing Director
The Exxel Group, an affiliate of
MK Investment Company

Christopher C. Dewey
Vice Chairman
National Holdings Corporation

Charles W. Federico
Former President
and Chief Executive Officer,
Orthofix International N.V.
Director, Orthofix International N.V.

John G. Freund, M.D.
Managing Director
Skyline Ventures

Frederic H. Moll, M.D.
Chief Executive Officer, Director
Hansen Medical, Inc.

William D. Pruitt
President
Pruitt Enterprises, LP

John J. Savarese, M.D.
Managing Director
Montreux Equity Partners

* Mr. Brunk is retiring from our board of directors at the expiration of his current term at our 2009 annual meeting of stockholders.

EXECUTIVE OFFICERS

Maurice R. Ferré, M.D.
President, Chief Executive Officer
and Chairman

Fritz L. LaPorte
Senior Vice President of Finance and
Administration, Chief Financial Officer
and Treasurer

Rony A. Abovitz
Senior Vice President and
Chief Technology Officer

Ivan Delevic
Senior Vice President of Strategic
Marketing and Business Development

Menashe R. Frank
Senior Vice President,
General Counsel and Secretary

Duncan H. Moffat
Senior Vice President of
Operations

Steven J. Nunes
Senior Vice President of
Sales and Marketing

CORPORATE DATA

Headquarters
MAKO Surgical Corp.
2555 Davie Road
Fort Lauderdale, Florida 33317

Independent Auditors
Ernst & Young LLP
Suite 700
100 Northeast Third Avenue
Fort Lauderdale, FL 33301

Transfer Agent and Registrar
Bank of New York Mellon
BNY Mellon Shareowner Services
300 Galleria Parkway
Suite 1020
Atlanta, GA 30339

Stock Exchange
MAKO's common shares are traded on The NASDAQ Global Market under the ticker symbol "MAKO".

Annual Meeting of Stockholders
MAKO's 2009 annual meeting of stockholders will be held on June 11, 2009 at 10:00 a.m., Eastern Time, at MAKO's corporate headquarters.

SEC Form 10-K
MAKO's 2008 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is included within this annual report. Additional copies are available free of charge by writing to or calling:

MAKO Surgical Corp.
Attention: Susan M. Verde
2555 Davie Road
Fort Lauderdale, FL 33317
(954) 927-2044 x349
sverde@makosurgical.com

Trademarks
We have received or applied for trademark registration of and/or claim trademark rights, including in the following marks that appear in this annual report: "MAKO Surgical Corp.," "MAKOplasty®," "RIO™," RESTORIS®," "Tactile Guidance System™," "TGS™," and "Restoring Quality of Life Through Innovation®" as well as in the MAKO Surgical Corp. "MAKO" logo, whether standing alone or in connection with the words "MAKO Surgical Corp." All other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners.

MAKO Surgical Corp. is dedicated to advancing orthopedics through the discovery and development of quality innovative robotic and implantable surgical solutions that consistently, reproducibly and precisely restore patient quality of life.

MAKO SURGICAL CORP.®

Restoring Quality of Life Through Innovation®

MAKO Surgical Corp.
2555 Davie Road | Fort Lauderdale, FL 33317 | 866.647.6256 | www.makosurgical.com